As confidentially submitted to the Securities and Exchange Commission on July 20, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CLAIRE’S HOLDINGS LLC

to be converted as described herein into a corporation named

CLAIRE’S INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5600	36-4609619
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	2400 West Central Road Hoffman Estates, IL 60192 (847) 765-1100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Brendan McKeough Executive Vice President, General Counsel & Secretary Claire’s Holdings LLC 2400 West Central Road Hoffman Estates, IL 60192 (847) 765-4319
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
John B. Meade, Esq. Pedro J. Bermeo, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Craig E. Marcus, Esq. Ropes & Gray LLP Prudential Tower Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee
Common stock, par value $0.01 per share		$	$	$

(1)	Includes additional shares of common stock which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Claire’s Holdings LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc. as described in the section captioned “Corporate Conversion” of the accompanying prospectus. Except as disclosed in the prospectus, the historical consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of Claire’s Holdings LLC, and do not give effect to the Corporate Conversion. Shares of the common stock of Claire’s Inc. are being offered by the prospectus included in this registration statement.

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2021

PRELIMINARY PROSPECTUS

             Shares

Claire’s Inc.

Common Stock

This is the initial public offering of shares of common stock of Claire’s Inc. Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will be between $            and $            per share. We intend to apply to list our common stock on the                 under the symbol “            ”.

We have granted the underwriters a 30-day option to purchase up to            additional shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

	Price to Public	Underwriting Discounts and Commissions	Proceeds before expenses, to us(1)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of all compensation payable to the underwriters.

Investing in our common stock involves risks.

See “Risk Factors” beginning on page 21.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect, and have elected, to comply with certain reduced public company reporting requirements for future filings. See “Prospectus summary—Implications of Being an Emerging Growth Company.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                , 2021.

Goldman Sachs & Co. LLC

Prospectus dated                    , 2021

Unless otherwise indicated, (i) references in this prospectus to “Claire’s,” “our company,” “we,” “our” and “us,” or like terms, refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to Claire’s Holdings LLC, a Delaware limited liability company and its consolidated subsidiaries, and, after the Corporate Conversion, to Claire’s Inc., a Delaware corporation and its subsidiaries. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

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Market Share and Other Information

This prospectus includes certain market, statistical and industry data and forecasts. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market, statistical and industry data and forecasts that were obtained from third-party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market, statistical and industry data and forecasts contained in this prospectus are based on independent industry publications, government publications, reports by market research firms or other independent sources and other externally obtained data, such as Green Street Advisors, that we believe to be reliable. Some market and industry data, and statistical information and forecasts, are also based on management’s estimates, which are derived from our review of internal surveys as well as the independent sources referred to above. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties, including those discussed under the caption “Risk Factors.” As a result, although we believe that these sources are reliable, we have not independently verified the information.

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® or ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Presentation of Financial Information

We report on the basis of a 52- or 53-week fiscal year, which ends on the Saturday closest to January 31. References to “fiscal year” mean the year in which that fiscal year began. For example, references to “fiscal year 2020” and “fiscal year 2019” relate to our fiscal years ended January 30, 2021 and February 1, 2020, respectively.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. As used in this prospectus, unless the context otherwise requires, references to “U.S. dollars,” “dollars,” “U.S. $” and “$” are to the lawful currency of the United States of America.

This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Who we are

We are a fully integrated global fashion brand powerhouse committed to inspiring self-expression through the creation and delivery of exclusive, well-curated products and experiences. We offer an immersive, experience-driven shopping environment for our consumers, with product offerings including jewelry, fashion accessories, tech accessories, cosmetics and more. Our trend-forward products are distributed in Claire’s®-operated stores, via e-commerce and through our broad base of concession partners. For over 50 years, Claire’s® has been a destination for the curious, creative and influential. Our entire ecosystem is anchored by our legacy in dynamic merchandising and our core piercing expertise and is informed by our unique understanding of and loyal relationship with our consumers worldwide.

We have two brands, Claire’s®, our flagship brand, and Icing®. Claire’s® has a powerful following with the highly influential Generation Z audience, which consists of over 2.5 billion individuals globally. Based on customer feedback, we have a reputation for delivering a differentiated, trendsetting and diverse assortment of products, many of which are proprietary designs, that help young minds style and define themselves. We believe that we are the market share leader in retail piercing services in North America and the world’s largest ear piercing service provider, having pierced the ears of millions of customers over our 40-plus year history of piercing. Piercing services and related product sales represent a meaningful part of our revenue and serve as an important customer acquisition vehicle that draws new consumers to our stores every year. The dynamic combination of strong brand equity, unique and diverse product offerings and revenue from services offered in our stores creates a highly differentiated financial profile with attractive margins.

Claire’s® offers an omni-channel, multi-dimensional shopping experience, creating unique touchpoints with our consumers where they live and shop. Our offering is anchored in a strong physical retail presence which includes a global network of company-operated stores—consisting of conventional retail formats (which we refer to as standalone stores) and Claire’s® stores we operate inside a retail partner’s stores (which we refer to as store-in-stores)—and franchised stores. In addition, we operate in over 10,000 concessions located within approximately 25 retail partners in North America and Europe, including Asda, CVS, Tesco and Matalan. In our concession formats, Claire’s® owns, merchandises and manages the inventory located in our partners’ stores and pays a sales-based variable fee for the right to operate in the concession.

Our retail stores offer a fun “treasure hunt” shopping experience that encourages our customers to explore and find the latest trends to create their own unique looks. We merchandize our stores with the intention of delighting and surprising our customers at every visit, which we believe encourages them to return to our stores frequently. We operate stores averaging 1,200 square feet in North America and 835 square feet in Europe in a broad variety of retail formats including mall, outlet, lifestyle, high street, strip centers and store-in-stores. As of July 31, 2021, there were 1,408 company-operated Claire’s® stores in North America, 889 company-operated Claire’s® stores in Europe across

15 countries and 324 franchised Claire’s® stores primarily located in the Middle East and South Africa. We believe our service-led retail model and attractive target consumer makes us a desirable tenant for commercial real estate operators, allowing us to be selective in choosing retail locations.

We use our Claire’s® and Icing® websites and the Claire’s® app for commerce and community, promoting and selling the latest products available at Claire’s® and Icing® and connecting with our customers, including educating them on recent trends, current offerings and our ear piercing service process and options. We continue to invest in our digital offerings to enable seamless and consistent brand interactions across every channel. We are enhancing our Buy Online, Pick-Up in Store (“BOPIS”) capability, which is currently available in most company-operated stores. We launched our Claire’s® Rewards loyalty program in the United States in November 2020 and are in the process of expanding the program to additional countries. As of July 31, 2021, we had over 5.6 million loyalty members and sales to Claire’s® Rewards members represented approximately half of our total U.S. Retail sales (including e-commerce) for the first half of fiscal year 2021. We are preparing to launch a subscription program in late 2021, offering curated boxes of jewelry and accessories to our subscription members.

We also operate our sister brand, Icing®, which had 191 stores in North America as of July 31, 2021. Icing® offers an inspiring merchandise assortment of fashionable products, as well as piercing services, targeting young women looking to express themselves. Our product offering includes jewelry, beauty, hair, fashion and bridal accessories. We believe Icing® allows us to reach age groups beyond our Claire’s® core customer demographic, including the over 76 million Millennial consumers in North America, and retain Claire’s® customers as they age. Many of our customers later introduce their children or other family members to the Claire’s® brand as they become mothers, aunts and grandmothers. Our Icing® product offering leverages our brand merchandising capabilities, consumer trend insights and other core expertise, including our product development and sourcing expertise.

Our recent transformation

Our management team has identified and enacted initiatives to leverage our strong brand equity and recognition in service and product excellence to accelerate growth, amplify brand value, expand our offerings and optimize our operating structure. Over the last three years, we have invested over $150 million in the business to better align our offering with consumer trends, augment our physical and digital presence and enhance growth and profitability. These investments include the following:

Growth investments across all aspects of our business:

•	Assembling a growth-oriented management team with deep experience across all aspects of our company

•	Expanding and upgrading our retail footprint to meet our customers where they prefer to shop

•	Investing in new formats and channels to increase consumer interaction and access new customers

•	Building e-commerce capabilities to drive a seamless omni-channel experience and personalization at scale

•	Improving our ear piercing experience through digital enhancements and service expansion

•	Launching a consumer loyalty program to create more rewarding customer relationships with deeper insights

•	Designing subscription services to offer curated products with more frequent consumer interaction

•	Enhancing our buying and merchandise systems, including localizing assortment

Operational investments:

•	Redesigning our supply chain and developing improved planning and allocation capabilities

•	Upgrading our store network and IT to support our growth

•	Developing data analysis excellence to drive decision making across all areas of the organization, including consumer trends, promotion management, real estate strategy and cost optimization

Our recent financial performance

Since reopening our stores as COVID-19-related operating restrictions eased, we are experiencing strong performance in North America and improving performance in Europe as the COVID-19 vaccine roll-out gains traction across the continent. We believe our results for the first half of fiscal year 2021 highlight the strength of our brand and unique nature of our business model, which combines growth potential with robust operating metrics.

For the second quarter of fiscal year 2021, we achieved the following results:

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Increase in total same store sales of     % compared to the same period in 2020 and     % compared to the same period in 2019. North America same store sales grew     % compared to 2020 and     % compared to 2019. European same store sales grew     % compared to 2020 and     % compared to 2019.

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Total net sales growth of     % compared to the same period in 2020 and     % compared to the same period in 2019. North America sales grew     % compared to 2020 and     % compared to 2019. European sales grew     % compared to 2020 and     % compared to 2019.

•	Net income of $ , representing % change compared to the same period in 2020 and % change compared to the same period in 2019.

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Adjusted EBITDA growth of     % compared to the same period in 2020 and     % compared to the same period in 2019. Adjusted EBITDA is a non-GAAP measure. See “Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

•	Adjusted EBITDA margin of %, compared to % for the same period in 2020 and % for the same period in 2019.

•	Partnered with 15 retail partners to open 1,255 net new concessions and opened 13 net new company-operated stores.

For the first half of fiscal year 2021, we achieved the following results:

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Increase in total same store sales of     % compared to the same period in 2020 and     % compared to the same period in 2019. North America same store sales grew     % compared to 2020 and     % compared to 2019. European same store sales grew     % compared to 2020 and     % compared to 2019.

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Total net sales growth of     % compared to the same period in 2020 and     % compared to the same period in 2019. North America sales grew     % compared to 2020 and     % compared to 2019. European sales grew     % compared to 2020 and     % compared to 2019.

•	Net income of $ , representing % growth compared to the same period in 2020 and % change compared to the same period in 2019.

•	Adjusted EBITDA growth of % compared to the same period in 2020 and % compared to the same period in 2019.

•	Adjusted EBITDA margin of %, compared to % for the same period in 2020 and % for the same period in 2019.

•	Partnered with 17 retail partners to open 2,198 net new concessions.

Our competitive strengths

Global brand powerhouse for self-expression

We are a category leader in the girl’s fashion jewelry and accessories market with strong brand recognition among our core demographic. Our Claire’s® brand is viewed by many as synonymous with self-expression and while Generation Z is our primary target, our brand appeals to consumers of all ages around the world. Our products are regularly featured in editorial coverage, social media and fashion periodicals relevant for our target audience. We believe there is an opportunity to further leverage our brand by extending into additional categories to capture a larger share of spending from or influenced by Generation Z consumers.

We believe we are the leading retail piercing destination, providing customers with a safe and affordable experience from a brand they trust. Ear piercing is a memorable life experience that we believe establishes a lifelong connection between customers and our brand. We offer piercing in all of our stores in North America and in over 98% of our stores in Europe. We believe our highly trained associates and over 40 years of piercing experience have made us a desirable destination worldwide for a variety of piercing services.

Experiential, service-led business model

We are a preferred destination for consumers looking for a safe, fun and affordable ear piercing service. Our specially-trained staff pierce millions of customers’ ears annually. Revenue generated from our ear piercing experience has consistently accounted for a meaningful part of our Retail sales. For fiscal year 2019 through July 31, 2021, more than 20% of our Retail sales came from ear-piercing-related transactions, with a substantially higher percentage of Retail sales from these transactions in North America than in Europe. Our ear piercing service also functions as an attractive customer acquisition vehicle and drives significant traffic to our stores. For the first half of fiscal year 2021, over 55% of all ear piercing customers purchased fashion jewelry or accessories during their visit to our stores. Since the launch of our Claire’s® Rewards loyalty program in the United States, approximately 60% of piercing customers have joined the program. In addition to piercing, we offer other in-store activities, including birthday parties and life event celebrations. Special events represent a small but growing part of our business.

We strategically design the layout of our stores to encourage impulse buying and a “treasure hunt” experience for our customers. We constantly refresh our store merchandise, changing our floor plans eight to ten times per year, ensuring there is a feeling of newness each time a customer visits. We amplify this experience with promotions designed to fuel exploration and discovery of merchandise, such as our “buy three, get three” promotion.

We believe our experiential and service-led model differentiates us from other brick-and-mortar and online competition, given that our ear piercing service and in-store experience cannot be replicated online.

Multichannel flexible distribution strategy

We strive to connect with our customers where they prefer to shop. Reflective of the continuously evolving retail environment, we have strategically created a multichannel shopping experience, which includes a global company-operated and franchised retail store network, store-in-store formats and retail partner concessions, as well as a growing digital presence.

We have a highly flexible and differentiated real estate strategy, which allows us to grow and profitably operate a variety of formats. Our company-operated stores average 1,200 square feet in North America and 835 square feet in Europe. Each of our stores is a retail destination that draws in consumers looking for a fun shopping environment and drives foot traffic. Our customers rely on us to highlight new trends and provide them with a deep assortment of products to inspire their self-expression. As of July 31, 2021, we had 1,599 company-operated stores, which included 193 store-in-stores, in North America and 889 company-operated stores, which included 9 store-in-stores, in Europe. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores were profitable on a Four-wall EBITDA basis, and we have experienced strong same-store sales growth in the current fiscal year, further enhancing store profitability. We define Four-wall EBITDA as store-level operating income before depreciation, including store wages, rent, distribution costs and other store operating expenses, adjusted to exclude corporate overhead expense.

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One-third of our stores in North America were located in non-mall locations as of July 31, 2021. Our mall stores are located in many of the top malls in the country (with approximately 75% of the malls in which our stores are located graded by Green Street Advisors as mall grades A or grades B (excluding malls not rated by Green Street Advisors)), and are expected to continue to generate strong traffic trends and profitability. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 99% of our company-operated stores in North America were profitable on a Four-wall EBITDA basis. For our stores located in lower-graded malls, the average remaining lease term was approximately 12 months as of July 31, 2021, which provides the opportunity for us to continue to evolve our retail footprint.

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Our European locations are comprised primarily of mall and high street locations, with malls containing some of our top-performing stores. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 93% of our company-operated stores in Europe were profitable on a Four-wall EBITDA basis, and we closed a number of unprofitable stores in Europe during 2020 and the first half of fiscal year 2021. A primary focus of our strategy is to improve the profitability of European stores by optimizing our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores.

The following table summarizes our number of company-operated stores by state, territory or country in our North America and Europe segments as of July 31, 2021.

North America	As of July 31, 2021
Texas	133
California	131
Florida	86
New York	65
Illinois	63
Ohio	55
Georgia	53
Pennsylvania	52
North Carolina	50
Michigan	46
Tennessee	38
Virginia	38
Indiana	37
Colorado	34
New Jersey	34
Alabama	30
Arizona	29
Maryland	29
Minnesota	29
South Carolina	27
Washington	27
Missouri	26
Massachusetts	24
Wisconsin	24
Louisiana	23
Utah	22
Iowa	20
Kansas	20
Kentucky	19
Oregon	19
Oklahoma	18
Connecticut	17
Mississippi	16
New Mexico	14
Hawaii	13
Nebraska	13
West Virginia	12
All Other U.S.	96
Canada	117

Total	1,599

Europe	As of July 31, 2021
United Kingdom	307
France	225
Spain	91
Switzerland	43
Germany	40
Portugal	38
Ireland	32
Belgium	23
Italy	18
Austria	16
Netherlands	16
Hungary	14
Czech	13
Poland	11
Luxembourg	2

Total	889

We also operate in over 10,000 concessions globally across approximately 25 retail partners. Further, expansion in the concessions business represents an attractive growth opportunity with low upfront investment.

We also have numerous avenues outside of our physical retail presence that extend our offering to meet our customers where they are, including our Claire’s® and Icing® websites, our Claire’s® app, our presence on third-party marketplaces including Amazon.com and our soon-to-be launched subscription program. We see a tremendous opportunity to grow our digital sales and subscription program by offering convenience, engaging content and a curated selection of merchandise.

Vertical integration resulting in differentiated merchandizing strategy and unique product assortment

Both our design team and sourcing team are vertically integrated. Our design team conceptualizes the vast majority of our merchandise, and over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. Our sourcing team is responsible for generating and maintaining vendor relationships. We have solid, long-standing relationships with our approximately 200 vendors, some continuing for over 30 years, resulting in strong collaboration and competitive bidding across our vendor base. We believe that our vertically-integrated design and sourcing model allows us to respond quickly and nimbly to new trends and yields low cost sourcing that results in strong margins for our Claire’s® and Icing® products.

Differentiated financial profile with strong operating margins and many visible growth opportunities

Our differentiated business model combines significant top line growth opportunity with operating margin expansion and operating cash flow generation. Our brand, service-led offering and flexible real estate strategy allow us to continuously expand the market we serve and attract new consumers. We believe our scale, vertical integration and operational excellence allow us to offer consumers a unique and affordable product assortment and popular services while maintaining high operating income margins. Due to our strong operating margins, the relatively low capital investments required to open our stores and concessions and our low run-rate maintenance capital expenditure costs, we are able to generate strong operating cash flow and strong conversion of Adjusted EBITDA to operating cash flow. We believe the combination of our financial profile and strong balance sheet creates significant flexibility for us to capitalize on numerous visible growth opportunities.

Experienced and talented management team

Our senior management team has extensive retail experience and complementary expertise across a broad range of disciplines including merchandising, supply chain, real estate, e-commerce and finance. In total, our senior management team consists of eight members with over 165 years of collective experience in the retail sector. Ryan Vero, who joined as Chief Executive Officer in July of 2019, brings with him a strong track record of propelling retail growth through innovation.

Our market opportunity

While we serve customers across multiple generations, we consider the Generation Z audience, which encompasses individuals from 5 to 24 years of age in 2021, to be our core and most important demographic focus. The Generation Z consumer segment is over 2.5 billion strong globally. Relative to older generations, a high proportion of Generation Z spending is discretionary in nature given that much of Generation Z’s essential spending needs are paid by parents or other family members.

We believe there is a significant opportunity to not only grow product sales to our target consumers, but also to continue to enhance long-term brand equity and engagement, creating another generation of loyal and enthusiastic Claire’s® consumers. Our vision is to remain an influencer and creator of youth and fashion culture and a leader in the fashion jewelry and accessories market.

Our growth strategies

We believe we have significant opportunities to drive long-term growth in revenue and earnings by further leveraging our brand and dynamic operating platform to expand our physical and digital footprint, attract new consumers and increase our share of wallet with our core demographic. We plan to execute on the following strategies:

Expand our multichannel presence to meet our customers where they are

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Continue to grow and evolve our store footprint.    Our service-led global retail network serves as an attractive consumer acquisition vehicle and the foundation for our multichannel presence and experiential model. Our flexible business model allows us to profitably operate various formats, including standalone stores and store-in-store locations. With the exception of the period during the COVID-19 pandemic, we have consistently generated strong Four-wall EBITDA across our existing store footprint. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores were profitable on a Four-wall EBITDA basis, and we closed some of our least productive locations during 2020 and in the first half of 2021. Our new standalone and store-in-store locations are expected to have a 12 to 18 month payback period with standalone stores requiring approximately $0.2 million of capital and inventory investment and store-in-store locations requiring approximately $0.1 million of capital and inventory investment.

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One-third of our stores in North America were located outside of shopping malls as of July 31, 2021. We have identified over 500 potential new standalone Claire’s® store locations in strip, power, outlet and lifestyle centers and select top-tier mall locations where we are currently not present. We expect to open approximately 40 net new standalone store locations, of which the majority will be located in non-mall locations, in fiscal year 2021. We also expect to open approximately 180 net new store-in-store locations in fiscal year 2021. Going forward, we intend to open 40 to 50 net new standalone stores per year over the next several years while continuing to optimize our real estate portfolio, through strategic relocations, to reduce exposure to lower quality and lower grade mall locations. As of July 31, 2021, our average remaining lease commitment on our existing real estate portfolio was approximately 23 months in North America.

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In Europe, we expect to improve profitability of our existing stores as well as open new locations in select markets. We plan to continue to optimize our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores. We expect to open approximately 15 new standalone store locations and close approximately 30 underperforming stores in fiscal year 2021. As of July 31, 2021, our average remaining lease commitment on our existing real estate portfolio was approximately 23 months in Europe.

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Grow concessions.    We currently operate in over 10,000 concessions across approximately 25 retail partners. We believe we have a significant opportunity to grow and deepen these existing partnerships as well as launch concession offerings with new retail partners. We maintain inventory ownership and only incur minimal fixed operating costs with limited upfront investment for our concessions, which results in a lucrative revenue stream and earnings profile. We currently operate successful concession partnerships in a variety of retail segments across North America and Europe. We focus on partnering with large chains where we can scale quickly. We have an existing presence in approximately 25 retailers globally including CVS and Matalan. We believe there are meaningful identified opportunities for our concessions, which we are only in the early stages of addressing, including through continued expansion into new retail partner stores and through the rollout of additional stores with existing partners. We focus on top retailers across a variety of retail segments, including mass, grocery, apparel, department and specialty stores in the United States and Europe. Given the impulse nature of purchases for many of our categories and unique shopping experience, we have not experienced any meaningful cannibalization in our Claire’s® and Icing® banner stores as we have grown our concessions partnerships. We also believe we have numerous incremental opportunities with our retail partners, including expansion of our product offerings and offering ear piercing services in some partners’ stores.

•

Build a seamless digital presence.    Our goal is to become the most engaging customer-centric digital destination for discovery, inspiration and purchase of fashion jewelry and accessories. We use our online presence to highlight current trends, provide purchase recommendations and interact with our consumers. We believe we have a tremendous opportunity to grow our digital business by making the online shopping experience easier, with improvements in navigation, product pages and checkout experience, as well as by leveraging our growing Buy Online, Pick-Up in Store (“BOPIS”) capabilities. We also have the opportunity to expand our digital footprint to additional countries where we currently have a retail store presence but where our e-commerce presence is not customized to the local market. Since 2018, we have invested over $15 million in enhancing our digital capabilities, resulting in meaningful increases in traffic to Claires.com and Icing.com and improved conversion rates. We also plan to launch a subscription service for our customers in late 2021 to offer customers access to the latest trends and products from Claire’s®. We believe growth in subscription represents a sizable opportunity. We also see an opportunity to capture additional sales through Amazon’s marketplace and similar opportunities globally.

Acquire new consumers and increase our share of the customer’s wallet

•

Grow our market share in piercing services.    We believe we are the world’s largest ear piercing services provider as well as the market share leader in retail piercing services in North America. We have an opportunity to further leverage our piercing experience and reputation for piercing safety to grow our market share and our revenue per piercing by enhancing the consumer piercing experience. We are investing in capabilities that will allow us to elevate consumers’ pre-appointment, in-store and aftercare piercing experience, including online scheduling and registration, virtual earring try-on and digital aftercare notifications. We are also planning to expand our nose piercing services, which we currently only offer in certain stores in the United Kingdom, Germany and Canada.

•

Localize our merchandise.     We are continuously elevating our merchandise to deliver a differentiated selection of proprietary and exclusive products that are highly relevant to our customers. This includes varying our product inventory and assortment across our store base to reflect the unique characteristics of our local markets. We believe this is especially important across our footprint in Europe, which spans several distinct markets. We are implementing new systems to enable us to further leverage our global consumer insights to customize our offering to local preferences at scale, further enhancing store performance.

•

Increase consumer lifetime value by expanding our loyalty program.    We believe there is an opportunity to capture a larger share of the spend by and for our core demographic by offering a focused and compelling loyalty program. We launched our loyalty program in the United States in November 2020 and, as of July 31, 2021, we had over 5.6 million members. Our loyalty program rewards our customers with cash back and exclusive discounts while allowing us to leverage consumer data analytics from the program to employ more personalized consumer messaging and marketing to drive a higher share of our customer’s wallet. For the six months ended July 31, 2021, approximately half of our U.S. Retail revenue (including e-commerce) was attributable to loyalty members. We plan to expand the loyalty program into our European markets later this year.

•

Expand geographically.    We believe we have a future opportunity to expand our business in new geographies, including Central and South America and Asia-Pacific, each of which we believe is an untapped market for the Claire’s® brand.

Summary Risk Factors

An investment in shares of our common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our common stock include those associated with the following:

Risks related to our business and industry

•	the COVID-19 pandemic;

•	our ability to maintain, enhance and protect the value and goodwill of our brands;

•

our ability to anticipate, identify and respond to merchandise, marketing and promotional trends or consumer shopping patterns and successfully maintain proper merchandise assortment, and our ability to adequately forecast the demand for our products;

•	our ability to recruit, train, motivate and retain suitably qualified store associates, distribution center works and other employees;

•	the failure to grow our store (including store-in-store) and concessions businesses or grow our digital business;

•	a decline in the number of people who go to shopping malls, especially those where we experience high sales volumes;

•	our sourcing of a substantial majority of our products through production arrangements in Asia;

•

our ability to source our merchandise efficiently and cost effectively if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with manufacturers are impaired or terminated;

•

negative publicity that is accelerated by social media or emergent forms of communication and our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	our industry is highly competitive and our ability to effectively compete;

•	our ability to deliver our products to market if we encounter problems with distribution;

•	our concessions and store-in-store locations are operated under agreements that are subject to revocation or modification;

•

we have changed our executive team significantly in the past two years, and our business and future growth prospects may be harmed if we lose key members of our executive team or are unable to integrate, attract and retain the executives and key personnel we need to support our operations and growth;

•

our ability to renew or replace our distribution center and store leases, or enter into leases for new distribution centers or stores on favorable terms, or if our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations;

•	fluctuations in foreign currency exchange rates;

•	macroeconomic conditions may adversely impact levels of consumer spending;

•

litigation matters and regulatory enforcement actions relating to our business could be adversely determined against us or otherwise distract management from our business activities and result in significant liability or damage to our brands;

•	natural disasters or unusually adverse weather conditions, public health crises, political crises and other catastrophic events or other events outside of our control;

•	the willingness of vendors and service providers to supply us with goods and services pursuant to customary credit arrangements that may not be available to us in the future;

•

some of our European workforce is covered by collective bargaining agreements, national collective agreements and/or works councils, and our business could be harmed in the event of a prolonged work stoppage;

•	goodwill impairments;

•	factors that can affect our provision for income taxes;

•	failure to maintain our franchising relationships; and

•	our debt agreements contain restrictions that limit our flexibility in operating our business.

Risks related to information technology, data security and intellectual property

•	if our or our third-party providers’ information technology systems are interrupted for a significant period of time or fail to perform as designed;

•

if we or our third-party providers experience any compromise or breach of our or our third-party service providers’ data security or information technology systems, including the security of customer, associate, third-party or company information, as we have in the past, we may be subject to penalties and liability and experience negative publicity;

•	we may be unable to obtain, maintain, protect or enforce our trademarks and other intellectual property rights;

•

legal claims alleging that we, our vendors, our franchisees or licensees or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the intellectual property rights of third parties; and

•	if our franchisees, vendors and other licensees do not observe our required quality and trademark usage standards.

Risks related to laws, regulations and industry standards

•

our business, including our marketing programs, e-commerce initiatives and use of consumer information, is governed by an evolving set of laws and enforcement trends relating to data privacy or security, and any actual or perceived failure by us to comply with any such existing or future laws or with other obligations relating to data privacy and security;

•	our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services;

•	failure to comply with standards, rules and laws governing electronic payments; and

•	failure to comply with anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws.

Risks related to our common stock and this offering

•	affiliates of each of Elliott Management Corporation (“Elliott”) and Monarch Alternative Capital LP (“Monarch”) may each continue to have significant influence over us after this offering;

•	we have no current plans to pay regular cash dividends on our shares of common stock following this offering; and

•	we are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” beginning on page 21.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion (as adjusted for inflation pursuant to the Securities and Exchange Commission (the “SEC”) rules from time to time) in revenue during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations;

•

we are exempt from the requirement to obtain an attestation report from our auditors on our internal control over financial reporting under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), for up to five years or until we no longer qualify as an emerging growth company;

•

we are permitted to provide reduced disclosure regarding our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to hold non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition to the relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

In this prospectus we have elected to present as few as two years of audited financial statements and two years of related management discussion and analysis of financial condition and results of operations, and to take advantage of the reduced disclosure requirements relating to executive compensation. In the future, we may take advantage of any or all of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenue of $1.07 billion (as adjusted for inflation pursuant to SEC rules from time to time) or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name Claire’s Holdings LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc. Prior to the closing of this offering, Claire’s Inc. will effect the other corporate actions described in “Corporate Conversion.” In this prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to convert the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—from a limited liability company to a corporation so that our existing and future investors will own shares of our common stock rather than membership interests in a limited liability company. Immediately prior to the Corporate Conversion, the outstanding limited liability company membership interests of Claire’s Holdings LLC consist of Common Units and Series A Preferred Units. In connection with the closing of the offering, all holders of outstanding membership interests of Claire’s Holdings LLC at the time of its conversion to Claire’s Inc. will receive shares of common stock of Claire’s Inc. See “Corporate Conversion.”

Following the Corporate Conversion, Claire’s Inc. will continue to hold all the property and assets of Claire’s Holdings LLC and continue to be responsible for all of the debts and obligations of Claire’s Holdings LLC. As of the closing of this offering, Claire’s Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described in “Description of Capital Stock.”

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Claire’s Holdings LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

Our Corporate Information

Claire’s Holdings LLC is a Delaware limited liability company. Prior to the effectiveness of the registration of which this prospectus forms a part, we will convert into a Delaware corporation pursuant to a statutory conversion and be renamed Claire’s Inc. See “Corporate Conversion.”

Our principal executive offices are located at 2400 West Central Road, Hoffman Estates, Illinois, 60192 and our telephone number is (847) 765-1100. Our website is www.claires.com. Our website and the information contained therein or connected thereto are not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock, including the “Risk Factors” section and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

Common stock offered	shares ( shares if the underwriters exercise their option to purchase additional shares of our common stock in full)

Common stock to be outstanding after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares of our common stock in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full, assuming an initial public offering price of $ per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions, by $ million (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $ million. We intend to use the net proceeds from this offering (before any exercise by the underwriters of their option to purchase additional shares) to pay, in part, the Series A Preferred Unit Make Whole Premium to the former holders of Series A Preferred Units. See “Corporate Conversion—Series A Preferred Unit make whole premium.” If the underwriters’ option to purchase additional common shares is exercised, the net proceeds therefrom are expected to be used for general corporate purposes, including the payment of offering expenses. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying any cash dividends on our common stock in the near future. The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and subject to certain considerations. In addition, our credit facilities place certain restrictions on our ability to pay cash dividends. See “Dividend Policy.”

Listing	We intend to apply to list our common stock on the under the trading symbol “ .”

The number of shares of our common stock to be outstanding after this offering:

•	is based on shares of common stock outstanding prior to this offering (after giving effect to the Corporate Conversion as further described under “Corporate Conversion”);

•	excludes shares of common stock reserved for future issuance under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (the “2018 Plan”); and

•

excludes the issuance of up to              shares of common stock which the underwriters have the option to purchase from us solely to cover over-allotments. If the underwriters exercise their option to purchase additional shares in full,              shares of common stock will be outstanding after this offering.

Unless we specifically state otherwise, all information in this prospectus, (1) except for our historical consolidated financial statements and notes thereto included elsewhere in this prospectus, assumes the consummation of the Corporate Conversion immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, (2) assumes no exercise of the underwriters’ option to purchase additional shares of common stock solely to cover overallotments, (3) gives effect to our amended and restated certificate of incorporation and bylaws, which will be in effect prior to the closing of this offering and (4) assumes an initial public offering price of $         per share of our common stock (the midpoint of the estimated price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the fiscal years ended January 30, 2021 and February 1, 2020, are derived from the audited historical consolidated financial statements included elsewhere in this prospectus.

Historical results are not necessarily indicative of the results to be expected for future periods. We refer you to the notes to our historical consolidated financial statements for a discussion of the basis on which our historical consolidated financial statements are prepared.

Our fiscal year ends on the Saturday closest to January 31, resulting in fiscal years of either 52 or 53 weeks. All references to a fiscal year refer to the fiscal year ending on the Saturday closest to January 31 of the following year. For example, references to “fiscal year 2020” and “fiscal year 2019” relate to our fiscal years ended January 30, 2021 and February 1, 2020, respectively.

This table should be read in conjunction with the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended
	January 30, 2021	February 1, 2020
	(in thousands)
Income Statement Data:
Net sales	$910,341	$1,284,541
Cost of sales, occupancy and buying expense (exclusive of depreciation and amortization shown separately below)	471,960	595,372

Gross profit	438,381	689,169

Operating expenses:
Selling, general and administrative expense	387,683	489,839
Depreciation and amortization	66,310	59,607
Other income, net	(6,214)	(8,650)

Total operating expenses	$447,779	$540,796

Operating (loss) income before reorganization items, loss on early debt extinguishment, interest and income taxes	(9,398)	148,373
Reorganization items, net	(372)	4,871
Loss on early debt extinguishment	—	250,588
Loss on derivative liability	41,349	55,095
Interest expense, net	41,333	28,389

Loss before income tax (benefit) expense	(91,708)	(190,570)
Income tax (benefit) expense	(24,728)	7,647

Net loss	$(66,980)	$(198,217)

Other comprehensive (loss) income:
Foreign currency translation adjustments	1,264	(1,220)
Net loss on intra-entity foreign currency transactions, net of tax expense of $(217) and $167	8,836	(1,993)

Other comprehensive income (loss)	10,100	(3,213)

Comprehensive loss	$(56,880)	$(201,430)

	As of
	January 30, 2021	February 1, 2020
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$177,482	$263,245
Inventories	$136,153	$149,699
Total assets	$1,723,243	$1,856,289
Total liabilities	$1,083,293	$1,005,001
Total mezzanine equity	$349,739	$338,219
Total members’ equity	$290,211	$513,069

	Year Ended
	January 30, 2021	February 1, 2020
	(in thousands)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$93,933	$159,714
Investing activities	$(34,602)	$(33,595)
Financing activities	$(154,623)	$(6,164)

	January 30, 2021	February 1, 2020
Financial and Other Data:
Company-operated Claire’s® stores, North America (end of period) (1)	1,390	1,312
Company-operated Claire’s® stores, Europe (end of period)(1)	905	937
Company-operated Icing® stores (end of period)(1)	195	198
Same store sales growth(1)	(9.8%)	4.4%
Adjusted EBITDA (in thousands)(2)	$80,726	$228,639
Adjusted EBITDA margin(2)	8.9%	17.8%

(1)

As of January 30, 2021, 49 of our company-operated Claire’s® stores in North America were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, 568 of our company-operated Claire’s® stores in Europe were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, four of our company-operated Icing® stores were temporarily closed due to the COVID-19 pandemic. No company-operated stores were temporarily closed due to the COVID-19 pandemic as of February 1, 2020. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key business metrics” for a description of store count and same store sales.

(2)

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures. For a reconciliation of each of Adjusted EBITDA and Adjusted EBITDA margin to the most directly comparable GAAP financial measure, information about why we consider such measure useful and a discussion of the material risks and limitations of such measure, please see “—Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with GAAP.

Specifically, we make use of the non-GAAP financial measures Adjusted EBITDA and Adjusted EBITDA margin in evaluating our past results and future prospects. We present Adjusted EBITDA and Adjusted EBITDA margin because they are key measures used by our management team to evaluate our operating performance, generate future operating plans and make strategic decisions. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors.

We define Adjusted EBITDA as net income (loss), adjusted to exclude income taxes, interest expense and income, depreciation and amortization, gain (loss) on early debt extinguishments, asset impairments, severance and transaction-related costs and certain non-cash and other items. Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage.

Adjusted EBITDA is not a measure of financial performance under GAAP, and should not be used as an alternative to net income (loss). Adjusted EBITDA has limitations as an analytical tool, and you should not consider such a measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include the following:

•	Adjusted EBITDA does not reflect every expenditure or contractual commitment;

•	Adjusted EBITDA does not reflect changes in our working capital needs;

•	Adjusted EBITDA does not reflect any interest expense, or the amounts necessary to service interest or principal payments on any debt obligations;

•	Adjusted EBITDA does not reflect income tax expense;

•	Adjusted EBITDA does not reflect cash flow from operating, investing or financing activities as a measure of liquidity;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any costs of such replacements;

•	Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative, on a recurring basis, of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA and Adjusted EBITDA margin as supplemental information to provide a more complete understanding of the factors and trends affecting our business.

The following table presents a reconciliation of net income, the most directly comparable GAAP financial measure, to Adjusted EBITDA for each of the periods indicated:

	Year ended
	January 30, 2021	February 1, 2020
Net loss (GAAP)	$(66,980)	$(198,217)
Interest expense, net	41,333	28,389
Income tax (benefit) expense	(24,728)	7,647
Depreciation and amortization	66,310	59,607
Loss on derivative liability(1)	41,349	55,095
Loss on early debt extinguishment(2)	—	250,588
Strategic transformation expenses(3)	13,171	14,691
Other non-cash adjustments(4)	10,271	10,839
Adjusted EBITDA (Non-GAAP)	$80,726	$228,639

(1)	Reflects non-cash expense recognized in association with valuation changes to derivative liability.
(2)

Reflects debt extinguishment associated with the Company’s entry into the term loan credit agreement dated as of December 18, 2019 (the “Term Loan Credit Agreement”) among Claire’s Stores, Inc. (“Claire’s Stores”), as borrower, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent and collateral agent, providing for $502.4 million aggregate principal amount of term loan maturing on December 18, 2026 (the “Term Loan”), which in part refinanced the $250.0 million aggregate principal amount of the then-outstanding term loan, and in part consummated an offer to exchange 10,049 of its preferred units, including accrued preferred return, for $1,500 of Term Loan for each preferred unit tendered (the “Debt Exchange”).

(3)	Reflects one-time costs associated with our strategic transformation, including executive leadership team changes, reorganization costs, strategic business assessments and transformational projects.
(4)	Reflects the non-cash impacts of stock compensation, straight-line rent amortization and key money valuation adjustments.

While we have incurred incremental expenses associated with the COVID-19 pandemic, we have not included any of these expenses in calculating Adjusted EBITDA.

RISK FACTORS

Investing in our common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks or other risks actually occur, our business, financial condition, results of operations and future prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks related to our business and industry

The COVID-19 pandemic has had a significant adverse impact on our business and could continue to adversely impact our business, financial condition, results of operations and cash flows.

As a result of reduced consumer traffic at our retail locations in 2020 and year-to-date in 2021, due to store or concession closures, government-imposed restrictions to contain the spread of COVID-19 and public health concern generally, the Company’s sales in those periods were significantly adversely impacted. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19.”

Although we have re-opened substantially all of our stores (including store-in-store locations), consistent with government guidelines, and have resumed sales at all of our concessions locations, there remains uncertainty around expected consumer traffic generally, as a result of unpredictability about the roll-out of vaccinations (especially with respect to children and teens, our core customer demographic) in the different countries in which we operate, the impact of new variants of COVID-19, the potential for renewed government restrictions (for example, relating to social distancing, which could affect consumer traffic and our ability to provide piercing services) and general consumer behavior. Further, while we have implemented strict safety protocols in stores that we have re-opened, there is no assurance that such protocols will be effective or be perceived as effective, and any virus-related illnesses linked or alleged to be linked to our stores, whether accurate or not, may negatively affect the willingness of consumers to visit our stores. If consumer traffic fails to return to pre-pandemic levels or there are fluctuations in consumer traffic, our sales may be negatively affected. Such negative impacts may be exacerbated during traditionally peak consumer traffic periods such as the holiday shopping season.

In addition, if there are further outbreaks of COVID-19 variants or spikes in the number of COVID-19 cases in areas where we operate stores, our employees could become sick or need to be quarantined, or may otherwise be limited in their ability or willingness to work at our locations or travel. Should our stores not have an adequate numbers of employees, we may be forced to close temporarily, operate on a limited opening schedule, or provide increased wages or incentives in order to attract and retain employees.

The COVID-19 pandemic has also impacted the Company’s global supply chain, primarily through increases in the cost of shipping and distribution (especially for products shipped from Asia to North America and Europe) as a result of impacts on global shipping. These higher costs could continue or increase further. In addition, we have experienced increases in transportation and distribution lead times as a result of shipping fleet congestion at ports of entry, resulting in our having to increase our use of more expensive air freight options from time to time. We may need to continue utilizing higher levels of air freight. Also, in the event of future restrictions on the operation of any of the facilities that produce our merchandise, most of which are located in China, we may not be able to source additional facilities to meet our demand. Moreover, should our distribution centers not have adequate numbers of employees due to ill health or have their operations restricted, our stores may face shortages of merchandise.

As the COVID-19 pandemic subsides, the pace of the economic recovery and shifts in consumer discretionary spending to other categories such as travel and restaurants may negatively impact the Company’s results of operations or cash flows. We are also subject to the risk of being unable to negotiate rent suspensions with landlords in the event of future store closures. As such, the full extent of the impact of COVID-19 on the Company’s business and financial performance remains uncertain.

To the extent that COVID-19 has affected and continues to adversely affect the global economy, our business, financial condition, results of operations or cash flows, it has heightened, and may continue to heighten, other risks described within this “Risk Factors” section.

Our success depends on our ability to maintain, enhance and protect the value and goodwill of our brands.

The Claire’s® and Icing® brands and associated goodwill are integral to our business, as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brands depends largely on our ability to provide a consistent, enjoyable and quality customer experience and the success of our design, merchandising and marketing efforts. Our brands could be adversely affected if we fail to achieve any of these objectives for our brands, which in turn could negatively impact sales and have a material adverse effect on our business, financial condition and results of operations. Our brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to actions taken (or not taken) with respect to societal and environmental matters, the personal conduct of individuals associated or perceived to be associated with our brands, the way we manage our relationship with our suppliers, customers, distributors, employees and business partners, our development efforts in existing and new markets or the actions of our franchisees, vendors, licensees or licensors.

Although we maintain policies with our employees, vendors and licensees that promote ethical business practices, and our employees, agents and third-party compliance auditors periodically visit and monitor the operations of the facilities that manufacture our products, we do not control our vendors, independent manufacturers or licensees or their practices. A violation of our vendor policies, license agreements, health and safety standards, product quality standards, labor laws, anti-bribery laws, or other policies or laws by employees, vendors, independent manufacturers, franchisees or licensees could damage the image and reputation of our brands. Our brands may also be damaged as a result of events that are, or may be, beyond our control, such as actions taken (or not taken) by one or more of our franchisees, licensees or business partners or their employees or subcontractors relating to any of the following: customer service, health, safety, welfare, social justice, political activism or otherwise; litigation and legal claims; security breaches or other fraudulent activities that could affect our and our franchisees’ information and electronic payment systems; illegal activity targeted at us or others; and conduct by individuals associated with us that could violate ethical standards or dilute, tarnish or otherwise adversely affect the reputation of our brands. Customer demand for our products and services and our brands’ value could diminish significantly if any such incidents or other matters erode customer confidence in or goodwill for us or our products and services, which would likely materially and adversely affect our business, financial condition and results of operations.

In addition, if any third party copies our brand designs, products or our stores in a manner than projects lesser quality or carries a negative connotation, uses trademarks that are identical or similar to our trademarks, or otherwise misappropriates, dilutes, infringes or violates our intellectual property rights, it could lead to market confusion, loss of competitive advantage and lost sales, and have a material adverse effect on our brand image and results of operations. Any negative publicity or market confusion regarding us or our brands, services or products could adversely affect our reputation and sales. There can be no assurance that our brand image will not be negatively affected through its association with products, services or actions of our licensees, vendors or other third parties.

We may suffer material adverse business consequences if we are unable to anticipate, identify and respond to merchandise, marketing and promotional trends or consumer shopping patterns and successfully maintain proper merchandise assortment. Profitability and our reputation could be materially negatively impacted if we do not adequately forecast the demand for our products and, as a result, create significant levels of excess inventory or insufficient levels of inventory.

The retail fashion jewelry and accessories business is subject to rapidly changing fashion trends and shifting consumer preferences. Our success depends, in large part, on our ability to anticipate and respond to such changes in a timely manner, keeping our customers engaged and interested in our merchandise. We also aim to maintain a diverse merchandise assortment with a relatively tight inventory of each product, especially with respect to on-trend products. Among other things, we believe that this strategy creates a constant sense of newness, which drives repeat store, e-commerce or concession visits and increased sales and also helps us to reduce markdowns. We make decisions for the purchase and manufacture of merchandise with our suppliers up to 12 months in advance, and sometimes before trends are identified or evidenced by consumer purchases. In addition, the periodic nature of the retail business requires us to carry a significant amount of inventory, especially prior to peak selling periods (such as the year-end holiday season, back-to-school periods, Easter, spring break, Halloween, St. Patrick’s Day and the Fourth of July), when we generally build up inventory levels of specialized merchandise. As a result, it can be difficult for us to respond to new or changing consumer needs and there can be no assurance that we will be able to continue to stock our stores (including store-in-store locations) and concession locations adequately and with sufficient merchandise assortment levels. It is also difficult for us to accurately forecast proper merchandise levels at our new concessions locations, where we may not have historical purchase information to leverage in forecasting demand for each location. Further, we are in the process of implementing new merchandising technology systems that will change the way we allocate products to our stores (including store-in-store locations) and concession locations. Any failure to successfully implement these systems could limit, disrupt or weaken our ability to forecast merchandise levels appropriately. In addition, some of our products involve intellectual property we license from third parties; any failure to license or renew our licenses for on-trend products could negatively affect our sales.

If we are unable to anticipate, identify or react to changing styles or trends or consumer purchasing habits, or if we are unable to successfully offer proper merchandise assortment levels due to inaccurate forecasts or otherwise, consumers may choose to visit our stores (including store-in-store locations), concessions locations or e-commerce websites less frequently, our brands could be impaired, our relationships with our store-in-store and concessions partners could be harmed, our market share may decline and our results of operations could deteriorate. Further, any failure to maintain proper merchandise assortment levels could lead to excess inventories, which could lead to markdowns and increased marked out-of-stock charges and promotions, resulting in a decrease in our merchandise margins. On the other hand, if we forecast demand for our products that is lower than actual demand, we may experience insufficient levels of inventory and increased costs to fulfill demand, and our brand image may also suffer.

Our ability to recruit, train, motivate and retain suitably qualified store associates, distribution center workers and other employees could adversely impact sales and earnings.

The customer experience and timely distribution of our products are essential elements in the success of our business. In the past we have incurred higher labor costs due to a number of factors, any of which could require us to incur higher labor costs in the future, including: competition for suitable store associates, distribution center workers or other employees; wage pressures; high turnover; or changes in unemployment, immigration, labor or healthcare laws (in particular, in California, where approximately 8.5% of our North America associates are based; in Europe, where employment relationships are subject to more regulation compared to other jurisdictions in which we operate; and in the United Kingdom, which has a reduced labor pool as a result of Brexit). In particular, as a result of the COVID-19 pandemic, it has been more difficult for us to attract and retain employees, including because of factors such as enhanced government benefits and stimulus payments as well as concerns around the safety of returning to work, which in turn increases wage and incentives pressures. A shortage of qualified individuals or higher labor costs has resulted and could in the future result in disruptions to the performance of store or other associates or the timely delivery of our products, which in turn could adversely impact our business, financial condition and results of operations.

The failure to grow our store (including store-in-store) and concessions businesses or grow our digital business may adversely affect our business.

Our growth strategies include expanding our store (including store-in-store) and concessions businesses in both North America and Europe. In particular, our target is to open approximately 200 net new stores globally in fiscal year 2021, including approximately 180 store-in-store locations; and with respect to concessions, we plan to continue to grow our concessions partnerships. Our ability to accomplish our growth targets in North America and Europe depends in part on our ability to identify appropriate store locations and negotiate acceptable terms in our store leases and store-in-store and concessions agreements that meet our operating budgets and accomplish appropriate returns on investment.

Further expanding our digital presence, including to additional countries where we currently have a retail store presence but where our e-commerce presence is not customized to the local market, is part of our growth strategy. However, we are vulnerable to certain risks and uncertainties specific to our digital and e-commerce strategy. These include changes in third party marketplace business models, rapid changes in technology, diversion of sales from our store and concessions businesses, customers’ acceptance of the shipping times from our two distribution centers, website downtime and other technical failures, changes in state tax regimes and government regulation of internet activities. Our failure to successfully respond to these risks and uncertainties could reduce our e-commerce sales, increase our costs, diminish our growth prospects, and damage our brand, which in turn could negatively impact our business, financial condition and results of operations.

A decline in the number of people who go to shopping malls, especially those where we experience high sales volumes, could reduce the number of our consumers and reduce our net sales.

A majority of our stores are currently located in traditional shopping malls. Our sales are derived, in part, from the volume of traffic at those malls. We benefit from the ability of the shopping malls’ “anchor” tenants (generally large department stores) and other area attractions, as well as tourism in certain locations, to generate consumer traffic around our stores. We also benefit from the popularity of shopping malls as shopping destinations. Sales volume and consumer traffic is likely to be adversely affected by economic downturns in a particular area, competition from non-shopping mall retailers (including e-commerce businesses) and other shopping malls where we do not have stores and the closing of anchor tenants in a particular shopping mall. In addition, a decline in the popularity of shopping malls (especially popular shopping malls that typically benefit from high traffic volume) among our core consumers may curtail consumer visits, which in turn could result in decreased sales in our stores and result in a material adverse effect on our business, financial condition and results of operations.

We source a substantial majority of our products through production arrangements in Asia.

We source a substantial majority of our products through a network of vendors that is principally coordinated by our Hong Kong sourcing office. These vendors in turn rely on a number of production facilities, primarily in China. Our global supply chain could be negatively affected due to a number of factors, including:

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global or regional public health crises, such as the COVID-19 pandemic, which continues to have an adverse effect on our sourcing operations, particularly in China and the rest of Asia and has slowed our ability to source new suppliers and import products into North America and Europe, and may continue to do so in the future;

•	political instability or other global events resulting in the disruption of operations or trade in or with countries from which we source our products;

•	increased costs of raw materials, labor, fuel and transportation;

•	interruptions in the supply of raw materials, including precious and non-precious metals, plastics, cotton, nylon, polyester and trim items;

•	financial instability, including bankruptcy or insolvency, of one or more of our major vendors or their manufacturers;

•	increases in the cost of labor in our sourcing locations;

•	changes in the customs procedures concerning the importation of the products we sell;

•	changes in laws concerning supply sources, labor and human rights;

•	unforeseen delays in customs clearance of any goods and merchandise;

•	the inability to protect our intellectual property;

•	the ability of our vendors to secure sufficient credit to finance the manufacturing process, including the acquisition of raw materials;

•	our ability to successfully pursue indemnification claims in the event we seek indemnification from our vendors;

•	potential consumer concerns about our use of international vendors and independent manufacturers over whom we have limited to no control;

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manufacturing delays or unexpected demand for products that may increase the need to use faster, but more expensive, transportation methods, such as air-freight services, including because of the COVID-19 pandemic or our failure to accurately forecast demand for certain products; and

•	other events beyond our control that could interrupt our supply chain and delay receipt of our products into North America and Europe.

The occurrence of one or more of these events could result in disruptions to our sourcing operations, which in turn could negatively impact our sales or result in higher cost of goods sold, thereby negatively impacting our results of operations.

Our ability to source our merchandise efficiently and cost effectively could be negatively impacted if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with manufacturers are impaired or terminated.

We do not own or operate the manufacturing facilities that produce our products. We source a substantial majority of our products through vendors that in turn rely on a number of production facilities, primarily in China. Most of our merchandise (including the raw materials used in our merchandise) is subject to trade restrictions, including tariffs, safeguards or quotas, changes to which could increase the cost or reduce the supply of merchandise available to us. These and other trade restrictions have had in the past, and could have again, an impact on our and our vendors’ sourcing patterns. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our or our vendors’ merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by governmental authorities, nor can we predict the likelihood, type or effect of any restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against items we offer, as well as labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of merchandise to our vendors, and we would expect the costs to be passed along in increased prices to us, which could negatively impact our sales or profitability. Further, we do not own all of the intellectual property in the products produced by all of our manufacturers. If our relationship with a manufacturer is impaired or terminated for any reason, we may not have the ability to source identical products from another manufacturer, which may result in loss of sales or competitive advantage or increased costs to develop new products.

Negative publicity that is accelerated by social media or emergent forms of communication and our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media could materially adversely impact our brand and business.

There has been a marked increase in the use of social media platforms, including social media platforms (such as TikTok, Facebook, Snapchat, Twitter and Instagram) and other forms of internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. We use such third party social media platforms as, among other things, marketing tools, and we also maintain relationships with many social media influencers. The rising popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination and given users the ability to more effectively organize collective actions, such as boycotts and other brand-damaging events. Many, if not all, social media platforms immediately publish their participants’ posts, often without filters or checks on the accuracy of the content posted. Any negative or potentially damaging social media content (especially if it goes “viral”), regardless of the content’s accuracy or our efforts to respond, could damage our reputation, which in turn could harm our business, prospects, financial condition and results of operations. The harm may be immediate without affording us an opportunity for redress or correction.

Other risks associated with the use of social media include improper disclosure of proprietary information, negative comments about our business, exposure of personally identifiable information, out-of-date information, fraud, hoaxes, or malicious dissemination of false information and negative comments relating to actions taken (or not taken) with respect to societal or environmental issues. Furthermore, the use of social media by social media influencers, our customers, employees, vendors, franchisees or other individuals and entities associated with our brand in a negative or damaging way could increase our costs, lead to litigation or result in negative publicity that could damage our reputation and brand and adversely and negatively impact our financial condition and results of operations. This adverse impact may occur whether or not we are directly related to, or otherwise control, the subject matter of the social media attention. Even the mere perception of our involvement could dilute or tarnish or otherwise adversely affect our reputation and brand and could contribute to diminished financial performance.

In addition, we use social media to communicate with consumers and the public in general. Failure to use social media effectively could lead to a decline in our brand value and revenue. Laws, regulations and enforcement actions, including by the U.S. Federal Trade Commission (“FTC”), rapidly evolve to govern social media platforms and communications. For example, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between influencer and an advertiser. Although we do not prescribe what our influencers post, we may be held responsible for the content of their posts or their actions. The failure by us, our employees, our franchisees, our brand ambassadors or third parties acting at our direction, to abide by applicable laws and regulations in the use of social media could adversely impact our brand, reputation, financial condition and results of operations or subject us to fines or other penalties.

Our industry is highly competitive and failure to effectively compete could have a negative impact on our business.

The jewelry and accessories retail business is highly competitive. We compete with international, national and local department stores, specialty and discount store chains, mass merchants, independent retail stores, e-commerce services, direct marketing to consumers and catalog businesses that market similar lines of merchandise. Many of our competitors are companies with substantially greater financial, marketing and other resources. As a result, these competitors may be able to adapt to changes in consumer trends more quickly, take advantage of acquisitions and other opportunities more readily, devote greater resources to their e-commerce activities and the marketing and sale of their products, and adopt more aggressive pricing strategies than we can.

Some competitors offer or may in the future decide to offer piercing services, which are an important differentiator in our stores and our customers’ shopping experience. If any of our piercing competitors take market share from us or disrupt our efforts to grow our piercing business, this could result in a reduction of any competitive advantage or special appeal that we possess as a leading retail piercing destination and negatively impact our sales.

Although we operate an e-commerce business, the majority of our sales are made in stores or concessions locations. As such, significant shifts in consumer buying patterns to purchasing fashionable jewelry and accessories at affordable prices through online or e-commerce channels could have a material adverse effect on our financial results. Many of our competitors have e-commerce businesses that are substantially larger and more developed than ours, which may place us at a competitive disadvantage. If we are unable to further expand our e-commerce business in response to competitive needs, our sales could decline, or we may need to increase our investments in our e-commerce business, which in turn could cause our profitability to decrease.

If we encounter problems with distribution, our ability to deliver our products to market could be adversely affected.

We rely on distribution centers to warehouse and ship products to our company-operated stores, franchised stores and concessions locations and e-commerce consumers throughout the world. We handle merchandise distribution for all of our retail locations in North America from a distribution center in a suburb of Chicago, Illinois that we lease and operate. We handle merchandise distribution for all of our Europe operations from a distribution center in Birmingham, United Kingdom that we lease and a third party operates on our behalf. We handle merchandise distribution for all of our international franchised operations from a distribution center in Hong Kong that we also lease and operate.

Reliance on a single distribution center for each of our major markets means that our supply of stores in that market is dependent upon the continued and optimal operation of that distribution center.

Any failure to operate the respective distribution centers at required levels or any failure to source our merchandise efficiently and cost effectively from such distribution centers (for example, due to new or more burdensome trade restrictions, the ongoing COVID-19 pandemic or our ability to negotiate leases on favorable terms or at all) could negatively impact our ability to supply their respective markets. For example, as our concessions business continues to expand, our distribution center in the United Kingdom may not have the capacity to operate at the levels required to handle increased product volumes. We are in the preliminary stages of evaluating the possibility of opening an additional distribution center in Europe, and any failure by us to secure any additional distribution center capacity that may be required could limit our ability to expand our business in Europe or elsewhere. In addition, distribution capacity is dependent on the timely performance of services by third parties, including the transportation of products to and from their distribution centers, which also may be adversely affected by work stoppages (including due to labor disputes) or disruption (including due to fires, floods or other calamities). If we encounter problems with our distribution centers, our ability to meet customer and consumer expectations, manage inventory, complete sales and achieve operating efficiencies could be adversely affected.

Moreover, the uncertainty with respect to the movement of goods between the United Kingdom and the European Union following the United Kingdom’s leaving the European Union on January 31, 2020 has impacted, and is likely to continue to impact, our ability to transport and distribute products freely between the United Kingdom and member states of the European Union as a result of various customs and excise requirements and shipping constraints. Our merchandise that is distributed from our distribution center in the United Kingdom to such states is subject to both UK and EU laws and regulations, which may have differing and potentially conflicting requirements that make compliance challenging. We have incurred and may continue to incur costs to adapt our distribution operations to comply with both UK and EU laws and regulations. There can be no assurance that we will be able to comply at all times with these evolving regulations.

Our concessions and store-in-store locations are operated under agreements that are subject to revocation or modification, and the loss of concessions or store-in-store arrangements could negatively affect our business, financial condition and results of operations.

We conduct business through concessions and/or store-in-store arrangements with mass, grocery, drug, toy, apparel, department store and specialty retailers and we expect to pursue growth through an increased focus on these channels. The retailers with whom we enter into these arrangements are generally able to revoke these contracts at will (subject to reimbursing us, in certain cases with respect to certain store-in-store locations, for amortized capital expenditures) by terminating the applicable agreement upon notice. Certain of our concessions and store-in-store arrangements may also be terminated early by our retailers in certain default scenarios, including, among others, failure to pay rent when due and payable (if we are otherwise unable to negotiate work-outs with our landlords) and failure to open our locations according to the retailers’ hours of operations (in each case, to certain exceptions). The loss or modification of our concessions and store-in-store arrangements could have a material adverse impact on our business, financial condition and results of operations.

We have changed our executive team significantly in the past two years, and if we lose key members of our executive team or are unable to integrate, attract and retain the executives and key personnel we need to support our operations and growth, our business and future growth prospects may be harmed.

Since 2019, we have made a number of key additions to our executive leadership team, including Ryan Vero, our Chief Executive Officer who joined us in July 2019 and Michael Schwindle, our Executive Vice President, Chief Financial Officer who joined us in March 2020. The continued integration of these executives and other new members of our executive team will be critical to our success.

In addition, any potential inability to attract and retain key personnel, or delays in hiring, including due to the COVID-19 pandemic or labor shortages, may seriously harm our business, financial condition and results of operations. We cannot be sure that we will be able to attract and retain a sufficient number of executives and key personnel in future periods. Competition is intense for qualified personnel in the retail industry and the loss of any executives or other key personnel or an inability to attract, hire, retain and motivate additional key personnel required for the operation and expansion of our business could hinder our ability to develop and sell our products.

The loss of any member of our executive team could significantly delay or prevent us from achieving our business and/or growth objectives, and could materially harm our business.

If we are unable to renew or replace our distribution center and store leases, or enter into leases for new distribution centers or stores on favorable terms, or if our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations, our growth and profitability could be adversely affected.

Our three distribution centers and all of our stores are leased. Our ability to renew expired leases or, if such leases cannot be renewed, to lease suitable alternate locations, and to enter into leases for new distribution centers or stores on favorable terms or at all depends on many factors, many of which are not within our control, including conditions in the local real estate market, competition for desirable properties, our relationships with current and prospective landlords, and the ability to negotiate acceptable lease terms that meet our financial targets and other business needs. If we are unable to renew existing leases (for example, due to a shopping mall closure or due to a landlord choosing to lease its property to other tenants that want to enter into longer leases or rent larger spaces) or lease suitable alternate locations or enter into leases for new distribution centers or stores on favorable terms or at all, our growth and profitability could be materially adversely affected. In addition, from time to time, particularly in response to the ongoing COVID-19 pandemic, we may seek to renegotiate existing lease terms or relocate our stores, or close some of our stores, which in most cases requires a modification of an existing lease. Failure to secure favorable, modified lease terms in such situations could have a material adverse effect on our results of operations.

Additionally, the broader economic environment may at times make it difficult to ascertain the fair market value of retail real estate. For example, the COVID-19 pandemic has created uncertainty in the market value of some retail real estate. This type of uncertainty may result in us exercising lease options at previously negotiated rents, renewing expiring leases or entering into new leases, in each case at above-market rental rates, which could have an adverse effect on our on our results of operations.

Fluctuations in foreign currency exchange rates could negatively impact our results of operations.

Although substantially all of our foreign purchases of merchandise are negotiated and paid for in U.S. dollars, our sourcing operations may be adversely affected by significant fluctuation in the value of the U.S. dollar against foreign currencies. We are also exposed to the gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of results of operations and financial position of our foreign subsidiaries. We purchased approximately 60% of our merchandise from China in fiscal 2020. During fiscal 2020, the Chinese yuan strengthened against the United States dollar, and this trend has continued in fiscal 2021. An increase in the Chinese yuan against the dollar means that we will have to pay more in United States dollars for our purchases from China. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales, which could have a material adverse effect on our results of operations.

In addition, our European businesses operate utilizing several different European currencies, the most common of which is the euro. All sales and operating costs within our Europe segment are denominated in the local currency. During fiscal 2020, approximately one-third of our consolidated revenues were derived from our Europe segment. As a result, changes in exchange rates between the U.S. dollar and other European currencies (and in particular, the euro) may negatively affect our revenues and other operating results as expressed in U.S. dollars in the future.

Macroeconomic conditions may adversely impact levels of consumer spending, which could adversely impact our business, financial condition, results of operations and cash flows.

Consumer purchases of discretionary items, including our merchandise and services, generally decline during recessionary periods and other periods where disposable income is negatively affected. Some of the factors impacting discretionary consumer spending include general economic conditions, wages and employment, inflation, consumer debt, the availability of consumer credit, currency exchange rates, taxation, fuel and energy prices, interest rates, consumer confidence and other macroeconomic factors. Any future economic downturn could adversely impact our results of operations and continued growth. Economic conditions have in the past created pressure on us and similar retailers to increase promotions and discounts, which can have a negative impact on our business, financial condition, results of operations and cash flows. Additionally, demographic trends such as birth rate fluctuations could have a material impact on results of operations.

Litigation matters and regulatory enforcement actions relating to our business could be adversely determined against us or otherwise distract management from our business activities and result in significant liability or damage to our brands.

We are involved from time to time in litigation and regulatory enforcement actions relating to our business, which may include class actions involving consumers or employees, claims relating to employees, commercial disputes, advertising practices, landlord-tenant disputes, intellectual property, claims arising from our piercing services, allegations arising from product safety, product liability and personal injury claims and regulatory enforcement actions (such as inspections of our stores for compliance with health, safety and consumer protection laws). Actions and claims can raise complex factual and legal issues that are subject to risks and uncertainties, could require significant management time or harm our reputation, and could cause the Company to incur significant legal fees. Depending on the actual outcome of pending litigation or regulatory enforcement actions, fees, settlements, damage awards and other charges could be recorded in the future, and/or we may be enjoined from carrying out our business in certain ways. Any of the foregoing could have a material adverse effect on our results of operations and our reputation.

Natural disasters or unusually adverse weather conditions, public health crises, political crises and other catastrophic events or other events outside of our control could adversely affect our net sales or supply of inventory.

Natural disasters, such as hurricanes, earthquakes, tsunamis, power shortages or outages, or floods; public health crises, such as pandemics and epidemics (including the ongoing COVID-19 pandemic); social unrest; political crises, such as terrorism, war, political instability or other conflict; industrial accidents, such as structural integrity failure or fire; or other events outside of our control, could damage or destroy our stores or our products at our concessions locations, make it difficult for our employees or customers to travel to these sites, result in delays or disruptions in the production and/or delivery of merchandise to our distribution centers or our sales locations or in the fulfillment of e-commerce orders to our consumers, or require us to incur substantial additional costs, including in air freight, to ensure timely delivery. Disasters occurring at our stores, concessions locations, distribution centers or our manufacturers’ facilities also could impact our reputation and our consumers’ perception of our brands. Moreover, these types of events could negatively impact consumer spending in the impacted regions or, depending upon the severity, globally, which could adversely impact our operating results. In addition, our operations depend on our ability to maintain and protect the computer systems we use to manage our business, including systems related to purchase orders, demand planning, web applications, accounting functions, and other critical aspects of our business. Our systems are vulnerable to damage from natural disasters, power loss, telecommunications failures, terrorist and cyber-attacks and similar events. Our disaster recovery planning may not be sufficient to respond adequately to any such events. Moreover, for locations where we believe the impact of a loss event in any given location would not be significant, we have chosen to self-insure. As a result, our stores in North America are generally self-insured, whereas corporate and distribution locations are insured, as are most stores of our in Europe. There can be no assurance that we have adequate insurance to cover losses at any of our stores or our distribution centers.

Our business depends on the willingness of vendors and service providers to supply us with goods and services pursuant to customary credit arrangements that may not be available to us in the future.

We purchase goods and services from vendors pursuant to credit arrangements customary for the industry. If we are unable to maintain or obtain trade credit from vendors and service providers on terms favorable to us, or at all, or if vendors and service providers are unable to obtain trade credit or factor their receivables, then we may not be able to rely upon our vendors for expedient services, which may negatively impact our ability to execute our business plan, develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could result in a material adverse effect on our business, financial position and results of operations.

Some of our European workforce is covered by collective bargaining agreements, national collective agreements and/or works councils, and our business could be harmed in the event of a prolonged work stoppage.

Approximately 50% of our employees in Europe are covered by collective bargaining agreements, national collective agreements and/or works councils. If we encounter difficulties with renegotiations or renewals of collective bargaining arrangements and/or national collective agreements or are unsuccessful in those efforts, we could incur additional costs and experience work stoppages. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor collective bargaining agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. Work stoppages could negatively impact our ability to distribute and sell our products on a timely basis, which could have a material adverse effect on our business, financial condition and results of operations.

Goodwill impairments could have a material adverse impact on our results of operations.

Goodwill and indefinite-lived intangible assets are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value test. Our principal intangible assets, other than goodwill, are trademarks, franchise and concession agreements, and leases that existed at date of acquisition with terms that were favorable to market at that date. Significant negative industry or general economic trends, changes in customer demand for our product, disruptions to our business, and unexpected significant changes or planned changes in our operating results or use of long-lived assets may result in impairments to goodwill, intangible assets, and other long-lived assets. We may be required to recognize additional impairment charges in the future, which could result in material non-cash write downs of goodwill or indefinite-lived intangible assets. Additional impairment losses could have a material adverse impact on our results of operations and stockholder’s deficit.

There are factors that can affect our provision for income taxes.

We are subject to income taxes in numerous jurisdictions, including the United States, individual states and localities, and internationally. Our provision for income taxes and our effective tax rates in the future could be adversely affected by numerous factors including, but not limited to, the mix of income and losses from our operations that may be taxed at different rates; changes in the valuation of deferred tax assets and liabilities; expected timing and amount of the release of any tax valuation allowances; and changes in tax laws, regulations, accounting principles or interpretations thereof, which could adversely impact earnings in future periods. In addition, the estimates we make regarding domestic and foreign taxes are based on tax positions that we believe are supportable, but could potentially be subject to challenge by the U.S. Internal Revenue Service or other authoritative agencies. If we are required to settle matters in excess of our established accruals for tax positions, it could result in a charge to our earnings.

Failure to maintain our franchising relationships may adversely affect our business, financial condition and results of operations.

Outside of North America and Europe, we currently have franchising and licensing agreements with unaffiliated third parties who are familiar with the local retail environment and have sufficient retail experience to operate stores in accordance with our business model. Our largest franchisee, Alshaya Trading Co. W.L.L., operates our Claire’s® stores in Bahrain, Egypt, Jordan, Kuwait, Oman, Qatar, Saudi Arabia and the United Arab Emirates. Our franchise arrangements involve certain risks, including the following: franchisees may have economic, business or legal interests or goals that are inconsistent with ours, or they may be unable to meet their economic or other obligations and we may be required to fulfill those obligations alone. We do not control the actions of our franchisees, including any noncompliance with regulations, nonperformance, default or bankruptcy. We may be subject to increased costs and use of resources to manage any issues that arise out of our franchise relationships or arrangements. In addition, the termination of an arrangement with a franchisee or a lack of expansion by certain franchisees could result in the delay or discontinuation of the development of franchised stores, or an interruption in the operation of our brand in a particular market or markets. We may not be able to find another operator to resume development activities in such market or markets. For example, our former franchisee in Japan chose not to extend its agreement with us upon its expiration in October 2020, and we have not yet replaced the franchisee there. Failure to maintain our franchising relationships may adversely affect our business, financial condition and results of operations.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Term Loan Credit Agreement dated as of December 18, 2019 (the “Term Loan Credit Agreement”), which governs our $502.4 million aggregate principal amount of Term Loan maturing on December 18, 2026, and our $75.0 million asset-based revolving credit facility dated as of January 24, 2019 (the “ABL Credit Agreement,” together with the Term Loan Credit Agreement, the “Credit Facilities”) contain various covenants that limit our subsidiaries’ ability to engage in specified types of transactions. These covenants limit our subsidiaries’ ability to, among other things:

•	incur additional indebtedness;

•	create or incur certain liens;

•	make certain investments;

•

subject to certain exceptions, declare or pay any dividend or make any payment or distribution on account of our subsidiaries’ equity interests, including any dividend or distribution to Claire’s Holdings LLC to permit it to pay dividends or make other payments;

•	create restrictions on the payment of dividends or other distributions to us from our subsidiaries; and

•	transfer or sell assets.

These covenants restrict and limit our ability to operate our business. A breach of any of these covenants could result in a default under our Credit Facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. Such actions could, in turn, cause cross defaults under our other indebtedness. In addition, our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments, or we may not be able to refinance or restructure the payments we are required to make under our debt arrangements. Even if we were able to secure additional financing, it may not be available on favorable terms. Any of the foregoing events would have a material adverse effect on our financial condition.

Risks related to information technology, data security and intellectual property

If our or our third-party providers’ information technology systems are interrupted for a significant period of time or fail to perform as designed, our business could be adversely affected.

The efficiency of our operations is dependent on information technology systems. Information technology systems manage our financial and operational data, maintain our in-stock positions and transact the sale of our products in our stores and online. The failure of our or our third-party providers’ information technology systems to perform as designed, loss of data, or any interruption or breach of our or our third-party providers’ systems could disrupt our business. Our third-party information technology systems may not remain available on terms acceptable to us and may require replacement, which could result in substantial operational expense, diversion of our resources and reduced efficiency, any of which could result in any a material adverse effect on our business, financial condition or results of operations. Further, our or our third-party providers’ information technology systems are potentially vulnerable to breakdown or other interruption or damage from system malfunctions, natural disasters, terrorism, war and telecommunication and electrical failures. Such failures could have a material adverse effect on our business, financial condition and results of operations.

In particular, we may be vulnerable to targeted or random security breaches, ransomware, phishing attacks, denial of service attacks, acts of vandalism, computer viruses, other malware, misplaced or lost data, programming and/or human errors or similar events. Our systems and facilities are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, third-party service providers and other third parties with otherwise legitimate access to our systems, website or facilities that result in the unauthorized release of personal or confidential information. The methods of cyber-attack and deception change frequently, are increasingly complex and sophisticated, have increased in number, may be difficult to detect for long periods of time and can originate from a wide variety of sources, including criminals, nation-state actors, hacktivists, industrial espionage and insider threats. Actual or anticipated attacks may expose us to risks, including risks to our ability to provide our products and services and management distraction, and cause us to incur increasing costs, including costs to hire additional personnel, purchase additional insurance and protection technologies, train employees and engage third-party experts and consultants. Our efforts to ensure the integrity of our systems and website may not be sufficient to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents, particularly against unknown or unanticipated methods of intrusion. Additionally, as a result of our associates and third-party service providers trending towards working remotely, potentially on connections that may be less secure, there is an increased risk that we may experience cybersecurity-related incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful or may not be completed in a timely manner. Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

Also, we are in the process of implementing modifications and upgrades to our information technology systems, and we continue to evaluate additional modifications and upgrades that may be needed. For example, certain of our information technology systems, particularly in Europe, limit our ability to track store and concessions openings and SKUs and require key skills that only a limited number of our information technology professionals possess, and therefore our information technology systems may not be sufficient for our business needs and we may need to upgrade the capacity of such systems and/or hire additional information technology professionals. Modifications and upgrades involve replacing legacy systems with successor systems or making changes to the legacy systems. There are inherent risks associated with replacing and changing these core information technology systems, including failure to accurately capture data and loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information technology systems. There can be no assurances that we will successfully launch new systems as planned, that launches will occur without disruptions to our operations, that the costs of investments in our information technology systems will not exceed estimates, that we will successfully train personnel to manage our systems, or that our information technology systems will be as beneficial as predicted. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our business, financial condition and results of operations. Such negative impacts may be exacerbated if any information technology disruptions are to our legacy systems, which may take longer to recover compared to our new information technology systems.

If we or our third-party providers experience any compromise or breach of our or our third-party service providers’ data security or information technology systems, including the security of customer, associate, third-party or company information, as we have in the past, we may be subject to penalties and liability and experience negative publicity, which could affect our customer relationships and have a material adverse effect on our business.

We collect, use, transmit, analyze, manage and otherwise process a large volume of personal data and other confidential, personal, proprietary and sensitive information. We and our customers could suffer harm if customer information or any other personal data we process or that is processed on our behalf by our third-party providers were accessed by unauthorized parties due to a security breach or failure in our or our third-party providers’ systems. For example, in a cybersecurity incident we experienced in June 2020, hackers skimmed consumer payment card information that was entered during online purchases on our website, resulting in a fine issued by a payment card brand, regulatory investigations, and individual and class action lawsuits. Third parties may attempt to circumvent our and our third party providers’ security measures in order to misappropriate personal and other information. In addition, hardware, software, or applications we develop or procure from third parties may contain defects in design or manufacture or other problems, such as implanted malware, that could compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees and vendors such as through phishing attacks. In addition to our own systems, networks and databases, we use third-party service providers to store, transmit and otherwise process personal data and other sensitive and confidential information on our behalf. Due to applicable laws and regulations or contractual obligations, we may be held responsible for data security breaches attributed to our service providers that relate to the information we share with such providers or to which they are granted access.

The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, and as a result we may be unable to anticipate these techniques or implement adequate preventive measures. Any significant compromise or breach of our or our third party service providers’ information technology systems and data security, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could cause any of the following: interruptions to our operations, fines or penalties, enforcement actions or investigations (for example, by agencies such as the UK Information Commissioner’s Office, which enforces data privacy rights under the General Data Protection Regulation (“GDPR”) and has previously made inquiries about the above-noted cybersecurity incident we experienced in June 2020), distraction to our management, disclosure of personal, confidential, proprietary or sensitive customer, associate, third-party or Company information in violation of applicable privacy and other laws, a loss of confidence in our security measures, loss of customers, significant damage to our reputation with our customers, associates, investors and other third parties, and result in significant legal, regulatory and financial liabilities and lost revenues. Future investigations, lawsuits or adverse publicity relating to our methods of processing personal data could materially and adversely affect our business, financial condition and results of operations.

There have recently been a number of high profile security incidents, including ransomware attacks and related theft of personal information of individuals, among other incidents, that have caused significant impacts on the operations of other businesses. These breaches have in some cases also resulted in lawsuits and governmental enforcement actions that have sought or obtained significant fines, penalties, and damages, and have also resulted in companies entering into agreements with government regulators that impose ongoing obligations and requirements, including internal and external (third party) monitorships for many years. Also, although we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other data security-related incidents, and we cannot be certain that such insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and operations.

We may be unable to obtain, maintain, protect or enforce our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position due to their name recognition and goodwill with our customers. While we have registrations of our Claire’s® and Icing® trademarks in the United States, the European Union, the United Kingdom and other countries, we have not registered these trademarks in all categories, nor in all countries in which we currently, or may in the future, source or offer our products, and we may be unable to register or otherwise protect new intellectual property rights we develop in the future. There can be no assurance that the actions we have taken to establish and protect our trademarks and other intellectual property will be adequate to prevent the imitation of our products or brands by others or other third party infringement, misappropriation or other violation of our intellectual property rights, or to prevent others from seeking to block the sale of our products or the operation of our stores as a violation of the trademarks and other intellectual property rights of others. Also, if we expand into new international markets, there is a risk that our trademarks and other intellectual property rights may conflict with the registered trademarks or other intellectual property rights of other companies, which may require us to rebrand our product and service offerings, obtain costly licenses, defend against third-party claims, substantially change our product or service offerings or curtail our plans for international expansion. Some of our or our vendors’ product designs and marketing materials may be deemed unprotectable under applicable copyright and similar laws, allowing third parties to freely copy them and thus negatively impact our results of operations. Any of our intellectual property rights, including our trademark registrations, may lapse or be abandoned, challenged, circumvented, declared generic or otherwise invalidated or canceled through governmental or administrative process or litigation. We may also allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or become abandoned, or we may not seek to enforce our intellectual property rights, including if we determine that obtaining, maintaining, protecting or enforcing the applicable registered intellectual property rights is not cost effective.

In addition, unilateral actions in countries in which we operate, including changes to or the repeal of laws recognizing trademarks or other intellectual property rights, could have an impact on our ability to obtain, maintain and enforce our trademarks and other intellectual property rights. Furthermore, the laws of some countries may not protect trademark and other intellectual property rights to the same extent as the laws of the United States, and it may be more difficult for us to successfully obtain, maintain, protect and enforce our trademarks and other intellectual property rights in these countries.

Our ability to protect our trademarks and other intellectual property may be adversely affected by the COVID-19 pandemic. As a result of the pandemic, certain intellectual property offices have amended their filing requirements and other procedures, including, but not limited to, extending deadlines and waiving fees. These accommodations have not been applied uniformly across all intellectual property offices globally, and the effectiveness and duration of existing action is unclear. Further, the ongoing COVID-19 pandemic has created uncertainty with respect to the uninterrupted operation of intellectual property offices, which, among other things, may cause delayed processing of renewal and application filings. Our inability to establish, maintain and/or enforce current and future trademarks or other intellectual property rights may have an adverse effect on the growth and reputation of our business. Further, the constantly evolving nature of the COVID-19 pandemic may affect our brand and intellectual property rights over time in ways that cannot be reasonably anticipated or mitigated. This could have an adverse effect on our business, financial conditions and the results of operations.

We may be required to spend significant resources to monitor and protect our trademarks and other intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Such litigation could be costly, unpredictable, time-consuming and distracting to management, regardless of whether we are successful. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging our intellectual property rights and if such defenses, counterclaims or countersuits are successful, we may lose valuable intellectual property rights. In some cases, we may choose not to protect or enforce our rights when we compare the uncertainty, risks and costs of litigation with the costs and risks associated with the infringement. In addition, third parties may bring opposition, cancellation or similar adversarial proceedings against our trademarks and if such third parties are successful, we may lose our trademark rights.

In addition, the value of our intellectual property could diminish if others assert rights in, or ownership of, our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be third party trademark owners who have prior rights to our trademarks or third parties who have prior rights to similar trademarks, and we may not be able to prevent such third parties from using and marketing any such trademarks. Such third party use of similar trademarks or other intellectual property can dilute or harm our brand, and could thus negatively impact our business and results of operations.

We are, and may in the future be, subject to legal claims alleging that we, our vendors, our franchisees or licensees or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

Our commercial success depends on our ability to commercialize our merchandise and conduct our business without infringing, misappropriating or otherwise violating any intellectual property owned by third parties. We may be subject to liability if we, or our merchandise, our vendors, our franchisees or licensees, or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the trademarks or other intellectual property rights of third parties. We generally rely on vendor or licensor representations of intellectual property ownership without independently verifying that the vendor, or the manufacturers with whom the vendor does business or licensors legally hold intellectual property rights to the merchandise we purchase or intellectual property we license. Third parties may bring legal claims, or threaten to bring legal claims, that their intellectual property rights are being infringed, misappropriated or violated by us or our vendors or licensors.

We have encountered, and may in the future encounter, claims from third parties that the sale of certain of our products or the conduct of our business infringes, misappropriates or violates certain intellectual property rights held by such third party. Such actual or threatened claims (whether or not valid) could adversely impact our brand reputation and result in direct and indirect costs, all of which may have an adverse impact on our operations and financial performance. Even if we believe such third party claims are without merit, a court may hold that we or our vendors have infringed, misappropriated or violated such intellectual property rights or we may settle claims to avoid the cost and uncertainty of litigation. If we were to be found liable for any such infringement, misappropriation or other violation, we could be required to pay substantial monetary damages or royalties and enter into costly license agreements (if available at all), and we could be subject to injunctions preventing further infringement. We may also be required to remove or rebrand any merchandise from our inventory that is the subject of such infringement, misappropriation or other violation, incur costs associated with this removal or rebranding if the vendor is unwilling or unable to reimburse us and purchase new merchandise or merchandise components to replace any we remove or rebrand. Any payments we are required to make and any injunctions with which we are required to comply as a result of infringement claims could be costly. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

Even if intellectual property claims brought by or against us are settled or resolved in our favor, litigation or other legal, governmental or administrative proceedings relating to intellectual property claims, or the mere threat thereof, may cause us to incur significant expenses and distract our personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or other proceedings could substantially increase our operating losses and reduce the resources available for sales, marketing or distribution activities. Any of the foregoing could have a material adverse effect on our business, financial condition and operations.

If our franchisees, vendors and other licensees do not observe our required quality and trademark usage standards, the strength of our brands may be weakened, our trademarks may become invalidated and we may suffer reputational damage.

We license our brands and other intellectual property to our affiliates, franchisees, vendors, advertisers and other third parties and generally require our licensees to adhere to our quality control guidelines and other requirements in order to protect our brands and other intellectual property. However, there can be no assurance that our licensees will use our brands and other intellectual property in accordance with our quality control guidelines and will not take actions that hurt the value or validity of our brands or other intellectual property. Noncompliance by our licensee entities with the terms and conditions of our agreements that pertain to health and safety standards, quality control, product consistency, use of our brands or other intellectual property or proper marketing or other business practices, may adversely impact the goodwill of our brands. For example, our licensees may refer to our brands improperly in communications, resulting in the weakening of the distinctiveness of our brands. Our failure to adequately control the quality of goods and services provided under our brands could cause our trademarks to cease functioning as an indicator of a single source, resulting in invalidity or abandonment of such trademarks. Licensees or third parties may refer to or make statements about our brands that do not make proper use of our trademarks or required designations, that improperly alter our branding, or that are critical of our brands or place our brands in a context that may tarnish their reputation. This may result in impairment, dilution or tarnishment of our brands. Franchisees and other licensees may produce or receive through the supply chain defective products, which may adversely impact our goodwill and our brands. Franchisees or other licensees may also seek to register or obtain registration for domain names and trademarks involving localizations, variations and versions of certain branding tools, and these activities may limit our ability to obtain or use such rights in such territories.

We may not be able to adequately prevent such practices by our licensees, which could harm the value of our brands, result in the abandonment, tarnishment, dilution or invalidity of our trademarks, and materially adversely affect the results of our operations. There can be no assurance that we will have an adequate remedy available, or that we will be successful, in the event that we take actions to prevent such conduct by licensees. In addition, even if our licensees observe and maintain the quality and integrity of our brands and other intellectual property assets in accordance with the relevant license and other agreements, our suppliers or products manufactured by our suppliers may be subject to regulatory sanctions and other actions by third parties which can, in turn, negatively impact the perceived quality of our products or services and our overall goodwill, regardless of the merits of the sanctions or other actions. Any such sanctions or actions could thereby materially reduce our revenues and the results of our operations.

Risks related to laws, regulations and industry standards

Our business, including our marketing programs, e-commerce initiatives, and use of consumer information, is governed by an evolving set of laws and enforcement trends relating to data privacy or security, and any actual or perceived failure by us to comply with any such existing or future laws or with other obligations relating to data privacy and security could substantially harm our business and results of operations.

We collect, maintain, use, and share personal data, including consumer data, provided to us in the course of our business, including through online activities and other consumer interactions. These activities are subject to evolving laws and enforcement trends, as well as the terms of our privacy policies and certain contractual restrictions in third-party contracts.

For example, one of the ways we track consumer data and interactions for marketing purposes is through the use of third-party “cookies.” The U.S. and European governmental authorities have enacted, have considered, or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies. The regulation of the use of cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition and results of operations. We also send short message service (“SMS”) text messages to customers for marketing purposes. The actual or perceived improper sending of text messages may subject us to potential risks, including liabilities or claims relating to consumer protection laws such as the U.S. Telephone Consumer Protection Act of 1991. If we do not comply with these laws or regulations or if we become liable under these laws or regulations, we could face direct liability, could be required to change some portions of our business model, could face negative publicity, and our business, financial condition and results of operations could be adversely affected.

Various legislative and regulatory bodies, including governmental agencies such as the FTC, or self-regulatory organizations, may expand or further enforce current laws or regulations, enact new laws or regulations, or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising. In fact, the FTC has become increasingly aggressive in prosecuting alleged failure to secure personal data as unfair and deceptive acts or practices under the Federal Trade Commission Act and increasing fines against companies found to be in violation of the Children’s Online Privacy Protection Act. We are also subject to a number of state laws, which may differ from each other, which could complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”) gives California residents data protection and privacy rights to access and delete their personal information, opt out of certain sales of personal information, and receive detailed disclosures about what personal information is collected, how their personal information is used, and how that personal information is shared and imposes obligations on companies that process their personal information. The CCPA provides for civil penalties for violations enforced by the California Attorney General, as well as a private right of action for data breaches that result in the loss of personal information. Furthermore, the California Privacy Rights Act (the “CPRA”), effective beginning January 1, 2023, imposes additional data protection obligations, including expanding California residents’ rights with respect to certain sensitive personal information. Other states (such as Virginia and Colorado) have also passed or plan to pass data privacy laws that are similar to the CCPA, CPRA and GDPR (described below), and such laws may have potentially conflicting requirements that would make compliance challenging. We have incurred and may continue to incur costs to adapt our systems and practices to comply with the current legal requirements relating to data privacy such as the CCPA and these costs may adversely affect our financial condition and results of operations. Operators of commercial websites and applications may be subject to the Children’s Online Privacy Protection Act (“COPPA”) if their activities are directed to children under the age of 13 and they collect such children’s personal information. Our websites and applications are not intended for children under the age of 13, and we do not knowingly collect any personal information from individuals under the age of 13; however, a regulator may deem our site and application to be directed to children and find us subject to COPPA. Any failure or perceived failure to comply with COPPA may result in government enforcement actions, litigations, fines and penalties or adverse publicity.

We are also subject to laws, regulations and standards in many international jurisdictions that apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the General Data Protection Regulation (“GDPR”) includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Such fines are in addition to any civil litigation claims by customers and data subjects. Despite our efforts to bring practices into compliance with the GDPR, we may not be successful either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers or others.

In addition, local data protection authorities may have different interpretations of the GDPR, leading to potential inconsistencies amongst various European Union member states. The Data Protection Act 2018 is the United Kingdom’s implementation of the GDPR, which will continue to apply in the United Kingdom following its departure from the European Union. Additionally, a recent decision from the Court of Justice of the European Union (“CJEU”) and related regulatory guidance may impact our ability to transfer personal data from the European Economic Area or United Kingdom to the United States and other jurisdictions.

This area is rapidly evolving and increasingly rigorous, with new and changing requirements applicable to our business. It is possible that such laws and contractual obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another from time to time, may be interpreted and applied in a manner that may have a material adverse effect on our business, may conflict with other rules, or may conflict with our practices, so that enforcement practices are likely to remain uncertain for the foreseeable future. Evolving privacy, security, compliance and data protection laws and regulations could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to make our business costlier or less efficient to conduct over time. Any failure or perceived failure by us to comply with any applicable laws and regulations or contractual obligations relating to data privacy and security could result in damage to our reputation and our relationships with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, force us to spend significant amounts to remediate any non-compliance or to defend or update our practices, distract our management and increase our costs of doing business, any of which could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively, which, in turn, could adversely affect our business, financial condition and results of operations.

Our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services.

We are subject to laws that regulate the content and sale of our merchandise. For example, the U.S. Consumer Product Safety Improvement Act of 2008 (“CPSIA”) imposes restrictions and requirements on the sale of children’s products, including importing, testing and labeling requirements. In addition, various U.S. states, from time to time, propose or enact legislation regarding heavy metals or chemicals in products that differ from U.S. federal laws. For example, California’s Proposition 65 requires businesses to provide warnings to Californians about significant exposures to chemicals that are harmful to human health. In each of the European Union and the United Kingdom, the “REACH” legislation and regulations require identification and disclosure of chemicals in consumer products. We are also subject to various other health and safety rules and regulations, such as the U.S. Federal Food Drug and Cosmetic Act and the U.S. Federal Hazardous Substance Act. Chemicals and other substances regulated in the United States and the European Union may be in merchandise that we sell. Over time, these regulations, among others, may require us to substitute certain chemicals contained in our products with substances the regulators consider safer. Compliance with these laws could require us to alter or remove certain merchandise, impacting our sales or cost of sales. Moreover, if we are alleged to be in violation of existing or newly adopted regulatory requirements, we could incur significant defense costs, fines or penalties.

We currently offer nose piercing services at certain of our stores in the United Kingdom, Germany and Canada, and we expect to expand our nose piercing services as part of our growth strategy. Compliance with laws or regulations relating to nose piercing will require us to alter our training programs and piercing services, which could increase our costs of doing business. Any failure or perceived failure by us to comply with any applicable laws relating to nose piercing (or any newly adopted laws relating to ear or nose piecing) could cause us to incur significant fines or penalties and experience harm to our reputation.

Failure to comply with standards, rules and laws governing electronic payments could subject us to penalties and other adverse consequences.

In connection with credit or debit card transactions, we collect and transmit confidential information by way of secure private retail networks. Payment networks, such as Visa, MasterCard and American Express, establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards govern a variety of areas, including how customers may use their cards, the security features of cards, security standards for processing, data security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment networks may change these rules and standards from time to time as they may determine in their sole discretion and with or without advance notice to their participants. These changes may impose additional costs and expenses on or be disadvantageous to certain participants. Participants are subject to audit by the payment networks to ensure compliance with applicable rules and standards. The networks may fine, penalize or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules and standards. For example, a payment network imposed a fine in connection with a cybersecurity incident we experienced in June 2020 in which hackers skimmed consumer payment card information that was entered during online purchases on our website.

As a merchant that accepts credit and debit cards for payment, we are subject to the Payment Card Industry (“PCI”) Data Security Standard (“PCI DSS”), issued by the PCI Council. The PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. In addition, because we accept debit cards for payment, we are subject to American National Standards Institute data encryption standards and payment network security operating guidelines. Our systems are subject to annual review under the PCI DSS requirements, and we have historically had, may now have, and may have in the future items that require improvement. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties, legal action, compensation costs, damaged reputation, revenue loss, or federal audits. Our removal from networks’ lists of PCI DSS-compliant service providers could mean that existing merchants, retail partners, sales partners or other third parties may cease using or referring our services. Also, prospective merchants, retail partners, sales partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider us for their processing needs. In addition, the card networks could refuse to allow us to process through their networks. Even if we are found to be in compliance with PCI-DSS, there is no assurance that we will be protected from a security breach. Moreover, industry groups may in the future adopt additional self-regulatory standards by which we are legally or contractually bound. Any of the foregoing could materially adversely impact our business, financial condition and operations.

In the future, if we offer new payment options to consumers, such as mobile or other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, we may, among other things, be subject to fines, legal proceedings, or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of electronic payments.

Failure to comply with anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act 2010, regulations of the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and other anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws in various jurisdictions around the world. The FCPA, the UK Bribery Act 2010 and similar applicable laws generally prohibit companies, as well as their officers, directors, employees and third-party intermediaries, business partners and agents, from making improper payments or providing other improper things of value to government officials or other persons. We, our franchisees and our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and other third parties where we may be held liable for corrupt or other illegal activities, even if we do not explicitly authorize them. OFAC regulations generally prohibit U.S. companies from directly or indirectly transacting with certain designated jurisdictions and with certain designated persons or entities subject to sanctions.

There can be no assurance that our employees, business partners, agents, and others acting on our behalf will not violate these regulations, either knowingly or inadvertently. In the event that we believe or have reason to believe that our directors, officers, employees or third-party intermediaries, agents or business partners have or may have violated such laws, we may be required to investigate or to have outside counsel investigate the relevant facts and circumstances. Detecting, investigating and resolving actual or alleged violations can require a significant diversion of time, resources and attention from senior management. Any violation of the FCPA, the UK Bribery Act 2010, OFAC regulations or other applicable anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws, or any allegations of such violations, could result in whistleblower complaints, adverse media coverage, significant legal and investigatory fees, loss of export privileges, harm to our reputation (which in turn could diminish the value of our brand and reduce demand for our merchandise), criminal or civil sanctions, penalties and fines and related shareholder lawsuits, any of which may could adversely affect our business, financial condition and results of operations.

Risks related to our common stock and this offering

There is no existing market for our common stock and we do not know if one will develop, which could impede your ability to sell your shares and may depress the market price of our common stock.

There has not been a public market for our common stock prior to this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on     , or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the common stock will be determined by negotiations between us and the underwriters, and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” The market price of shares of our common stock may decline below the initial public offering price, and you may be unable to sell our common stock at prices equal to or greater than the price you pay in this offering.

The price of our common stock may fluctuate significantly and you could lose all or part of your investment.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including those described above in “—Risks related to our business and industry.” In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the initial public offering price, if at all. In addition to the factors described above, some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	our operating and financial performance and prospects;

•	market conditions in the broader stock market in general, or in our industry in particular;

•	introduction of new products and services by us or our competitors;

•	changes in earnings estimates or recommendations by securities analysts who track our common stock or industry;

•	our inability to meet the financial estimates of analysts who follow our company;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, significant contracts, joint marketing relationships, joint ventures or capital commitments;

•	sales of large blocks of our common stock;

•	additions or departures of key personnel;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reactions to our press releases, other public announcements and filings with the SEC;

•	any increased indebtedness we may incur in the future;

•	regulatory developments;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	the number of shares to be publicly traded after this offering; and

•	sales of common stock by us, Elliott, Monarch or members of our management team.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

We may sell additional shares of common stock in subsequent public offerings or otherwise in connection with a capital raise or acquisition. We have             authorized shares of common stock, of which                shares will be outstanding upon consummation of this offering. The outstanding share number includes shares that we are selling in this offering, which will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares that may be held or acquired by our directors, executive officers or other affiliates, as that term is defined in the Securities Act, which will be control securities under the Securities Act. Control securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. See “Shares Eligible for Future Sale.” Certain of the remaining outstanding shares are restricted from immediate resale under the lock-up agreements with the underwriters described in the “Underwriting” section of this prospectus, but may be sold into the market in the near future. These shares will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of Goldman Sachs & Co. LLC, is 180 days after the date of this prospectus, subject to certain exceptions and extensions. Immediately after the expiration of the lock-up period, the shares will be eligible for resale under Rule 144 of the Securities Act, subject to volume and manner of sale limitations. The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering             shares of our common stock reserved for issuance under our 2018 Plan. Accordingly, shares of our common stock registered under such registration statement may become available for sale in the open market upon grants under the plan, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described in the “Underwriting” section of this prospectus.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including any shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

You will experience an immediate and substantial dilution in the net tangible book value of the common stock you purchase.

After giving effect to this offering and the other adjustments described elsewhere in this prospectus under “Dilution,” we expect that our pro forma as adjusted net tangible book value as of July 31, 2021 would be $         per share. Based on an assumed initial public offering price of $per share, the midpoint of the estimated offering range set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $ per share in net tangible book value of the common stock you purchase in this offering. That is because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. See “Dilution,” including the discussion of the effects on dilution from a change in the price of this offering.

If securities or industry analysts do not publish research or reports about our business, or they publish inaccurate or unfavorable reports about our business, the price of our common stock and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares of common stock or change their opinion of our common stock, our common stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our common stock price or trading volume to decline.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder.

The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceeds $1.07 billion or we issue $1 billion in debt securities, in which case we would no longer be an emerging growth company as of the last day of such fiscal year. We cannot predict if investors will find our common stock less attractive because we intend to rely upon these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Affiliates of each of Elliott Management Corporation and Monarch Alternative Capital LP may each continue to have significant influence over us after this offering, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

After giving effect to the Corporate Conversion, and the completion of this offering, affiliates of each of Elliott Management Corporation (“Elliott”) and Monarch Alternative Capital LP (“Monarch”) will control approximately         % and         %, respectively, of the outstanding voting power of our company. As long as each of Elliott and Monarch beneficially own or control at least         % and         %, respectively, of our outstanding voting power, each may individually have the ability to exercise significant influence over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the election and removal of directors and the size of our board of directors, any amendment of our certificate of incorporation or bylaws, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if their ownership falls below         % and         %, respectively, each of Elliott and Monarch will continue to be able to influence our decisions.

Additionally, each of Elliott’s and Monarch’s interests may not align with the interests of each other or of our other stockholders. Each of Elliott and Monarch, and other investment funds affiliated with them, are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. Each of Elliott and Monarch, and other investment funds affiliated with them, may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Since we have no current plans to pay regular cash dividends on our shares of common stock following this offering, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our shares of common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under the Credit Facilities. Therefore, any return on investment in our shares of common stock is solely dependent upon the appreciation of the price of our shares of common stock on the open market, which may not occur. Please read “Dividend Policy” for more detail.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

Claire’s Holdings LLC is a holding company with nominal net worth. We do not have any material assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our subsidiary, Claire’s Stores, Inc. and its subsidiaries. As a result, in addition to the restrictions on payment of dividends that apply under the terms of our existing indebtedness, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries, including from Claire’s Stores, Inc. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us.

Risks related to our status as a public company

Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and reputation.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. However, we will not be required to comply with Section 404(b), which requires an independent registered public accounting firm to attest to our internal controls, until such time as we are no longer an emerging growth company.

When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Testing and maintaining our internal control over financial reporting may also divert management’s attention from other matters that are important to the operation of our business. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. Moreover, any material weakness or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting and other compliance requirements of the Exchange Act, the Sarbanes-Oxley Act and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. These expenses will likely be even more significant after we no longer qualify as an emerging growth company. After the closing of this offering, we will be obligated to file with the SEC annual and quarterly reports and other reports that are specified in the Exchange Act, and therefore will be required to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of              and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required, and management’s attention may be diverted from other business concerns. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements could have a material adverse effect on our operations, business, financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, include, among others, our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are based on our current expectations concerning future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” These risks and uncertainties include factors related to:

•	the COVID-19 pandemic;

•	our ability to maintain, enhance and protect the value and goodwill of our brands;

•

our ability to anticipate, identify and respond to merchandise, marketing and promotional trends or consumer shopping patterns and successfully maintain proper merchandise assortment, and our ability to adequately forecast the demand for our products;

•	our ability to recruit, train, motivate and retain suitably qualified store associates, distribution center works and other employees;

•	the failure to grow our store (including store-in-store) and concessions businesses or grow our digital business;

•	a decline in the number of people who go to shopping malls, especially those mall locations where we experience high sales volumes;

•	our sourcing of a substantial majority of our products through production arrangements in Asia;

•

our ability to source our merchandise efficiently and cost effectively if new trade restrictions are imposed, existing trade restrictions become more burdensome or relationships with manufacturers are impaired or terminated;

•

negative publicity that is accelerated by social media or emergent forms of communication and our inability or failure to recognize, respond to and effectively manage the accelerated impact of social media;

•	the retail market is highly competitive and our ability to effectively compete;

•	our ability to deliver our products to market if we encounter problems with distribution;

•	our concessions and store-in-store locations are operated under agreements that are subject to revocation or modification;

•	recent changes to our executive team;

•

our ability to renew or replace our distribution center and store leases, or enter into leases for new distribution centers or stores on favorable terms, or if our current leases are terminated prior to the expiration of their stated term and we cannot find suitable alternate locations;

•	fluctuations in foreign currency exchange rates;

•	macroeconomic conditions may adversely impact levels of consumer spending;

•	litigation matters and regulatory enforcement actions relating to our business;

•	natural disasters or unusually adverse weather conditions, public health crises, political crises and other catastrophic events or other events outside of our control;

•	the willingness of vendors and service providers to supply us with goods and services pursuant to customary credit arrangements that may not be available to us in the future;

•	some of our European workforce is covered by collective bargaining agreements, national collective agreements and/or works councils;

•	goodwill impairments;

•	factors that can affect our provision for income taxes;

•	failure to maintain our franchising relationships;

•	our debt agreements contain restrictions that limit our flexibility in operating our business;

•	if our or our third-party providers’ information technology systems are interrupted for a significant period of time or fail to perform as designed;

•

if we or our third-party providers experience any compromise or breach of our or our third-party service providers’ data security or information technology systems, including the security of customer, associate, third-party or company information, as we have in the past;

•	we may be unable to obtain, maintain, protect or enforce our trademarks and other intellectual property rights;

•

legal claims alleging that we, our vendors, our franchisees or licensees or the manufacturers of our merchandise infringe, misappropriate or otherwise violate the intellectual property rights of third parties;

•	if our franchisees, vendors and other licensees do not observe our required quality and trademark usage standards;

•

our business, including our marketing programs, e-commerce initiatives and use of consumer information, is governed by an evolving set of laws and enforcement trends relating to data privacy or security, and any actual or perceived failure by us to comply with any such existing or future laws or with other obligations relating to data privacy and security;

•	our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services;

•	failure to comply with standards, rules and laws governing electronic payments;

•	failure to comply with anti-bribery, anti-corruption, economic sanctions, export control, anti-terrorism and anti-money laundering laws; and

•	the other risks described under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions but before deducting the estimated offering expenses, will be approximately $        million, or approximately $        million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price at the midpoint of the estimated price range set forth on the cover page of this prospectus. We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $        million.

We intend to use the net proceeds from this offering (before any exercise by the underwriters of their option to purchase additional shares) to pay, in part, the Series A Preferred Unit Make Whole Premium to the holders of Series A Preferred Units. See “Corporate Conversion—Series A Preferred Unit make whole premium.” If the underwriters’ option to purchase additional common shares is exercised, the net proceeds therefrom are expected to be used for general corporate purposes, including the payment of offering expenses.

Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds (before any exercise of the underwriters’ option to purchase additional shares of common stock), after deducting the estimated underwriting discounts and commissions, by $        million. Similarly, an increase (decrease) of one million shares of common stock sold in this offering by us would increase (decrease) our net proceeds (before any exercise of the underwriters’ option to purchase additional shares of common stock) by $        million, assuming an initial public offering price at the midpoint of the estimated price range set forth on the cover page of this prospectus remains the same, and after deducting the underwriting discounts and commissions.

For further information on the relationship between the amount of net proceeds and the payment of the Series A Preferred Unit Make Whole Premium, see “Corporate Conversion—Pricing sensitivity analysis.”

DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. The declaration, amount and payment of any dividends will be at the sole discretion of our board of directors and subject to certain considerations, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our Credit Facilities place certain restrictions on our ability to pay cash dividends. See “Risk Factors—Risks related to our business and industry—Our debt agreements contain restrictions that limit our flexibility in operating our business,” “Risk Factors—Risks related to our common stock and this offering—We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources,” for descriptions of restrictions on our ability to pay dividends.

CORPORATE CONVERSION

Conversion of Claire’s Holdings LLC to Claire’s Inc.

We currently operate as a Delaware limited liability company under the name Claire’s Holdings LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc. Prior to the closing of this offering, Claire’s Inc. will effect the other corporate actions described below. In this prospectus, we refer to all of the transactions related to our conversion to a corporation as the Corporate Conversion.

The purpose of the Corporate Conversion is to convert the top-tier entity in our corporate structure—the entity that is offering common stock to the public in this offering—from a limited liability company to a corporation so that our existing and future investors will own shares of our common stock rather than membership interests in a limited liability company. Immediately prior to the Corporate Conversion, the outstanding limited liability company membership interests of Claire’s Holdings LLC consist of Common Units and Series A Preferred Units. In connection with the closing of the offering, all holders of outstanding membership interests of Claire’s Holdings LLC at the time of its conversion to Claire’s Inc. will be issued shares of common stock of Claire’s Inc. The number of common shares to be issued to a former holder of a Series A Preferred Unit will be calculated by dividing the stated value of a Series A Preferred Unit by the initial public offering price per common share in this offering. For details of the number of common shares to be issued in this regard, see “—Pricing sensitivity analysis.” In addition, former holders of Series A Preferred Units will be issued common shares as part of their make whole premium, as described below under “—Series A Preferred Unit make whole premium.”

Following the Corporate Conversion, Claire’s Inc. will continue to hold all the property and assets of Claire’s Holdings LLC and continue to be responsible for all of the debts and obligations of Claire’s Holdings LLC. As of the closing of this offering, Claire’s Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material provisions of which are described in “Description of Capital Stock.”

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Claire’s Holdings LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

Series A Preferred Unit make whole premium

The terms of the Series A Preferred Units require the payment of a make whole premium to the holders of the Series A Preferred Units upon completion of this offering. The make whole premium is required to be paid in cash only to the extent of the net proceeds of the offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional common shares), with the remainder of the make whole premium to be paid in common shares. The number of common shares to be issued in this regard will be calculated by dividing the amount of the make whole premium that is not paid in cash by the initial public offering price per common share in this offering.

The aggregate amount of the make whole premium for all outstanding Series A Preferred Units is $            . Using the mid-point of the price range indicated on the cover page of this prospectus, assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus, we expect that net proceeds of the offering (excluding the net proceeds from any exercise by the underwriters of their option to purchase additional common shares) in the amount of $             will be the cash component of the make whole premium and that we will issue              common shares to pay the amount of the make whole premium not paid in cash. See also “—Pricing sensitivity analysis.”

Pricing sensitivity analysis

As described above, the number of common shares that will be issued at closing of the offering to a former holder of a Series A Preferred Unit will depend on the initial public offering price per common share in this offering.

To the extent that the initial public offering price per common share in this offering is higher than the midpoint of the price range set forth on the cover page of this prospectus (assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus):

•	the net proceeds from the offering will be higher;

•	the amount of the make whole premium to be paid in cash will be higher and the amount of the make whole premium to be paid in common shares will be lower; and

•	the number of common shares issued to the former holders of the Series A Preferred Units will be lower.

To the extent the initial public offering price per common share in this offering is lower than the midpoint of the price range set forth on the cover page of this prospectus (assuming that the number of common shares offered remains the same as that set forth on the cover page of this prospectus):

•	the net proceeds from the offering will be lower;

•	the amount of the make whole premium to be paid to be paid in cash will be lower and the amount of the make whole premium to be paid in common shares will be higher; and

•	the number of common shares issued to the former holders of the Series A Preferred Units will be higher.

The following table presents how each of (i) the number of common shares to be issued in the aggregate to former holders of Common Units and Series A Preferred Units (excluding common shares issued in connection with the payment of the make whole premium), (ii) the aggregate make whole premium, (iii) the net proceeds from the offering (used to pay, in part, the make whole premium), (iv) the number of common shares to be issued to pay the amount of the make whole premium not paid in cash and (v) the total number of common shares to be outstanding following the Corporate Conversion and the offering would be affected by an initial public offering price per common share at the low-, mid- and high-points of the price range indicated on the cover page of this prospectus, assuming that the underwriters’ option to purchase additional common shares is not exercised and that the number of common shares offered remains the same as that set forth on the cover page of this prospectus.

Initial Public Offering Price per Common Share
$ $ $
(unaudited)
(Dollars in millions, except shares)
Number of common shares to be issued in the aggregate to former holders of Series A Preferred Units (excluding common shares to be issued in connection with the make whole premium)
Aggregate Series A Preferred Unit Make Whole Premium amount
Net proceeds from the offering (being the amount of the make whole premium to be paid in cash)
Number of common shares to be issued in the aggregate to former holders of Series A Preferred Units to pay the amount of the make whole premium not paid in cash

Total number of common shares to be outstanding after the Corporate Conversion and the offering (including all common shares issued to former holders of Common Units and Series A Preferred Units as well as shares issued in the offering)

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of July 31, 2021:

•	on a historical basis; and

•

on a pro forma basis to give effect to the Corporate Conversion and the sale of shares of our common stock in this offering at an assumed initial offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover this prospectus and the application of the net proceeds from this offering as described in “Use of Proceeds.”

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with “Use of Proceeds,” “Summary Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

As of July 31, 2021
(In thousands, except share and per share data)
	Actual	Pro forma
Cash and cash equivalents	$	$

Debt, including current and long-term:
Term Loan
Unamortized debt issuance cost
Derivative liability

Total debt and derivative liability	$	$

Mezzanine equity:
Series A Preferred Equity, $1,000 stated value: and units issued and outstanding

Members’ equity:
Common equity: and issued and outstanding
Additional paid-in capital
Accumulated other comprehensive loss, net of tax
Accumulated (deficit) earnings
Total members’ (deficit) equity	$	$

Total capitalization	$	$

DILUTION

If you invest in shares of our common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the pro forma net tangible book value (deficit) per share after this offering.

Our net tangible book value (deficit) as of July 31, 2021, after giving effect to the Corporation Conversion as if such Corporate Conversion had occurred on July 31, 2021, was $         million or $        per share of common stock. Net tangible book value (deficit) represents total tangible assets less total liabilities. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value (deficit) per share represents net tangible book value (deficit) divided by the aggregate number of shares of common stock outstanding immediately prior to this offering (after giving pro forma effect to the Corporate Conversion).

After giving further effect to the sale by us of the shares of our common stock in this offering, at an assumed initial public offering price of $        per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value (deficit) as of July 31, 2021 would have been $        million or $        per share. This represents an immediate increase in pro forma net tangible book value (deficit) to the existing stockholder of $        per share and an immediate dilution to new investors of $        per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of our common stock sold in this offering and the pro forma net tangible book value (deficit) per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price	$
Pro forma net tangible book value (deficit) per share as of July 31, 2021 (after giving effect to the Corporate Conversion)	$
Increase in pro forma net tangible book value (deficit) per share attributable to existing stockholders

Pro forma net tangible book value (deficit) per share after the offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per share of after the offering by $        and increase (decrease) the dilution to new investors in the offering by $        per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions. Similarly, an increase (decrease) of one million shares of common stock sold in the offering by us would increase (decrease) our net proceeds by $        million, assuming the initial public offering price of $        per share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions.

The following table sets forth, on a pro forma basis, as of July 31, 2021, the number of shares of our common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by the existing stockholders (after giving effect to the Corporation Conversion) as if such Corporate Conversion had occurred on July 31, 2021) and by the new investors, at an assumed initial public offering price of $        per share, the midpoint of the estimated

price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholder			%	$		%	$
New investors			%			%
Total			%	$		%	$

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a fully integrated global fashion brand powerhouse committed to inspiring self-expression through the creation and delivery of exclusive, well-curated products and experiences. We offer an immersive, experience-driven shopping environment for our consumers, with product offerings including jewelry, fashion accessories, tech accessories, cosmetics and more. Our trend-forward products are distributed in Claire’s®-operated stores, via e-commerce and through our broad base of concession partners. For over 50 years, Claire’s® has been a destination for the curious, creative and influential. Our entire ecosystem is anchored by our legacy in dynamic merchandising and our core piercing expertise and is informed by our unique understanding of and loyal relationship with our consumers worldwide.

We have two brands, Claire’s®, our flagship brand, and Icing®. Claire’s® has a powerful following with the highly influential Generation Z audience, which consists of over 2.5 billion individuals globally. Based on customer feedback, we have a reputation for delivering a differentiated, trendsetting and diverse assortment of products, many of which are proprietary designs, that help young minds style and define themselves. We believe that we are the market share leader in retail piercing services in North America and the world’s largest ear piercing service provider, having pierced the ears of millions of customers over our 40-plus year history of piercing. Piercing services and related product sales represent a meaningful part of our revenue and serve as an important customer acquisition vehicle that draws new consumers to our stores every year. The dynamic combination of strong brand equity, unique and diverse product offerings and revenue from services offered in our stores creates a highly differentiated financial profile with attractive margins.

Factors affecting our results of operations

Our results of operations in any period may be affected by a number of factors. Set forth below is a brief discussion of some of the principal factors that have impacted, or that we expect may impact, our results of operations.

Macroeconomic conditions

General economic conditions and consumer activity in both North America and Europe, in particular general retail customer traffic and discretionary consumer spending, impact our business performance. General consumer demand for our products and services, which may differ between North America and Europe, is influenced by a number of general factors, including inflation, government fiscal policy, wages and employment, the availability of consumer credit and consumer debt, currency exchange rates, taxation, fuel and energy prices, interest rates, consumer confidence and other macroeconomic factors.

Furthermore, macroeconomic conditions, including inflation, currency rates and labor supply, and in particular the COVID-19 pandemic, also affect our operating and product costs. While we have historically been able to partially offset inflation and wage increases by passing such costs through the price of our merchandise and services, there can be no assurance that future operating cost increases can be fully offset or that higher prices will be fully absorbed by our customers without any resulting change to their visit frequencies or purchasing patterns.

Competition

As a specialty retailer of jewelry, accessories and piercing services, we face competition from a variety of other specialty, apparel, online and mass retailers. The product assortment and service offering, pricing and promotions provided by our competitors impacts our results of operation. We also compete for retail talent in the marketplace, and the currently competitive labor environment creates inflationary pressure on our labor rates.

Real estate locations

The choice of location of our Claire’s® and Icing® stores, as well as our concessions locations, is an important factor that contributes to our performance. We believe that one of our largest immediate opportunities is to diversify and grow our retail footprint, both in North America and Europe. As a result, much of our real estate strategy in recent years has focused on diversification of store locations, with particular emphasis on leaving underperforming mall locations in the United States. Individual location performance is driven by a number of factors, including: shopping center health; co-tenancy and overall consumer foot traffic; the availability of alternative nearby retail locations to a given site (including on-mall and off-mall options); and the receptivity of our current and future retail partners as we seek to grow our concessions.

We operate our stores under lease agreements whose length are generally between two and five years in North America and between five and ten years in Europe. The number of new stores that we open and the number of stores that we close during a particular period will impact our results of operations for that period. Additionally, our ability to negotiate new lease agreements, renegotiate existing lease terms and relocate or close our stores based on market conditions or other factors (such as the COVID-19 pandemic or overall increases in occupancy expenses), may impact our results of operations.

Changes in sales between business channels and products and services

Our results of operations may vary based on the relative sales and growth rates generated at our stores (including store-in-store locations) compared to our concessions locations. The capital expenditures and start-up costs as well as timing are different between store growth and concessions growth. In addition, changes in the mix of sales between jewelry and accessories (including changes in the mix of piercing sales) may also impact our operating performance during a particular period.

Investments

We have invested significantly in supporting the growth of our business. For example, certain capital expenditures, start-up costs and inventory investments are required for opening new stores, upgrading our existing stores and expanding into new concessions locations. These expenditures are generally incurred before our new or upgraded stores or concessions start to generate sales or profits. As we continue to expand and upgrade our footprint, our operating costs, inventory and capital expenditures will likewise reflect this growth.

Seasonality and fashion trends

Our business is relevant to our core customers throughout the year, with less significant seasonal impacts than are typically experienced by most retailers. Our quarterly business performance has historically exhibited more stable quarterly sales activity compared to other retailers, with each quarter typically representing approximately 20% to 30% of annual revenue. Our results can be impacted by changes in consumer receptivity to our product offering from ever-changing fashion and design trends.

COVID-19

As a result of the public health risk and government-imposed quarantines and other restrictions on commercial activity to contain the spread of COVID-19, the Company’s Retail and Concessions sales were significantly impacted during fiscal year 2020. From March 2020 to May 2020, we temporarily closed all of our stores in North America and Europe; during this period, many of our concessions locations were also closed and in some geographies, non-essential products (including our own) could not be sold at concessions locations that otherwise remained open. Beginning in May 2020, we began to reopen our stores, but closed some of our stores again in North America (particularly in California, New York, Texas and certain Canadian provinces) and Europe from October to December 2020. As of January 30, 2021, we had 53 and 568 stores temporarily closed in North America and Europe, respectively. Throughout the pandemic, some of our stores that remained in operation were subject to restrictions on the number of customers allowed in the stores. As of July 31, 2021, none of our stores were closed as a direct result of the COVID-19 pandemic, and we had resumed sales at all of our concessions locations. During store closures, we focused on managing costs to preserve financial strength and liquidity, through for example employee furloughs, executive pay reductions, rent payment negotiations and inventory management. See Note 7, “Commitments and Contingencies,” of our consolidated financial statements included elsewhere in this prospectus for more information regarding the impact of the COVID-19 pandemic on our lease accounting.

As a result of store closures, restricted business operations after reopening in many areas and other aspects of responding to the COVID-19 pandemic, we incurred a number of costs that do not align with our normal business operations. These include store occupancy costs (primarily store lease costs) and store labor costs for periods when our stores were closed and additional cleaning and protective equipment. We estimate that these costs (net of recoveries) for fiscal year 2020 were approximately $60 million, and these costs are included in net income and Adjusted EBITDA for the periods shown. In fiscal year 2021, we have continued to incur occupancy and labor costs on stores closed due to the COVID-19 pandemic, and we anticipate we will continue to experience higher costs in areas such as freight costs and hourly wage rates as the pandemic continues to have secondary impacts through global supply chains and labor markets.

During 2020, the U.S. government enacted a number of emergency and continuing economic stimulus packages, including the Coronavirus Aid, Relief and Economic Security Act (CARES Act), the Paycheck Protection Program Flexibility Act and the Consolidated Appropriations Act. These measures included spending and tax breaks to strengthen the U.S. economy and fund a nationwide effort to curtail the economic effects of COVID-19. In Canada, the government enacted the Canada Emergency Wage Subsidy, which partially subsidizes employee wages. In the European Union, to help the recovery from the economic and social impact of the pandemic, EU leaders agreed on a €750 billion recovery fund called “Next Generation EU.” We have benefited from these governmental packages, including tax benefits in the United States and the United Kingdom. In addition, in March 2021, the U.S. government enacted the American Rescue Plan Act of 2021, which we believe has had a positive impact on our sales in the United States.

We continue to assess the impact of the COVID-19 pandemic on the assumptions and estimates used when preparing our consolidated financial statements, including inventory valuation, lease accounting impacts, income taxes, and the impairment of long-lived store assets and operating lease assets. These assumptions and estimates are subject to change as the impact of the COVID-19 pandemic becomes more predictable.

Key business metrics

In addition to the components of our results of operations described below in “—Components of our results of operations” (in particular, net sales and gross profit), we review a number of operating and financial metrics, including the following key business metrics, to evaluate the performance of our business, identify trends, formulate business plans, make strategic decisions and assess operational efficiencies. Our calculation of the key business metrics and other measures discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

Store count

Store count represents company-operated stores open as of the end of the reporting period. Store count includes conventional retail formats, which we refer to as “standalone stores,” as well as our “store-in-store” locations (where we operate Claire’s® stores inside a retail partner’s stores). Store count excludes our concessions locations and franchised stores. We consider store count to be a key metric in evaluating the operations and performance of our business. The following table summarizes our company-operated stores as of the fiscal year ended January 30, 2021 and the fiscal year ended February 1, 2020.

	As of
	January 30, 2021	February 1, 2020
Company-operated Claire’s® stores, North America(1)	1,390	1,312
Company-operated Claire’s® stores, Europe(1)	905	937
Company-operated Icing® stores(1)	195	198

(1)

As of January 30, 2021, 49 of our company-operated Claire’s® stores in North America were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, 568 of our company-operated Claire’s® stores in Europe were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, four of our company-operated Icing® stores were temporarily closed due to the COVID-19 pandemic. No company-operated stores were temporarily closed due to the COVID-19 pandemic as of February 1, 2020.

Same-store sales

Same-store sales include net sales from company-operated stores that have been open for at least 60 weeks since their opening date, and all e-commerce sales. Same-store sales also include net sales from stores that remained open while being remodeled and that have been relocated within close proximity of their initial locations. Stores that are remodeled and are closed during the remodel or are relocated beyond close proximity of the initial location are excluded from same-store sales during the affected period. A store that is temporarily closed, such as during a government ordered shut-down resulting from the COVID-19 pandemic, is generally removed from the same-store sales computation until the store is reopened. A store that is closed permanently, such as upon termination of the lease, is immediately removed from the same-stores sales computation. We compute same-store sales on a local currency basis, which eliminates any impact for changes in foreign currency exchange rates.

There may be variations in the way in which some of our competitors and other retailers calculate same-store sales or comparable metrics. As a result, our same-store sales may not be comparable to similar data made available by other retailers. Non-same-store sales consists of new store sales, sales from stores not open for a full 60 weeks, sales from existing store relocation projects that were temporarily closed, concessions sales and franchise sales.

Measuring the change in fiscal year-over-year same-store sales is a key retail metric that allows us to evaluate how we are performing. Various factors may impact same-store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	our ability to identify and respond effectively to customer preferences and trends, as well as changes in our merchandise assortment;

•	pricing and promotions;

•	the customer experience we provide in our stores;

•

the level of customer traffic near our locations in the mall, power, community and lifestyle retail centers in which we operate and the level of customer traffic at the retail partners in which our store-in-stores are located;

•	competition;

•	employee headcount and the ability to efficiently and effectively staff our employees at our stores;

•	our ability to renew our leases on favorable terms or at all; and

•	the impacts associated with the COVID-19 pandemic, including closure of our stores, adverse impacts on our operations, and consumer sentiment regarding discretionary spending.

Opening new stores and expanding our concessions business is an important part of our growth strategy. As we continue to pursue our real estate strategy, we expect that a significant percentage of our net sales will continue to come from new stores and concessions, which are not included in same-store sales. Accordingly, same-store sales is only one measure we use to assess our business.

Concessions sales

Concessions sales include net sales to consumers for all of our concessions locations for the periods reported. Concessions sales are affected by factors including partner retailer account expansion, consumer traffic in partner retailer locations, pricing and promotions, merchandise assortment (including presentation and location in the partner retailer’s store) and broader macroeconomic factors. Our sales performance by retail partner is affected by the retail partner’s broader sales performance, as well as the retail partner’s alignment with our core consumer demographics.

Gross margin

Gross margin is defined as gross profit divided by net sales. Gross profit is defined as sales net of cost of sales, occupancy and buying expense (exclusive of depreciation and amortization expense). There may be variations in the way gross profit is defined and how gross margin is computed by some of our competitors and other retailers. As a result, our gross margin may not be comparable to similar data made available by our competitors and other retailers. Gross margin is a key retail metric reflecting our product profitability from overall product cost management as well as promotional effectiveness. Since we largely leverage similar product procurement infrastructure and modes of transportation, this metric normalizes product profitability performance for sales growth from both stores and concessions sales.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA represents net income (loss), adjusted to exclude income taxes, interest expense and income, depreciation and amortization, gain (loss) on early debt extinguishments, asset impairments, severance and transaction-related costs, certain transformation costs and certain non-cash and other items. Adjusted EBITDA margin represents Adjusted EBITDA divided by net sales for the applicable period, expressed as a percentage. We use Adjusted EBITDA as an important tool to assess our operating performance. We consider Adjusted EBITDA and Adjusted EBITDA margin to be useful measures in highlighting trends in our business.

Please read “Summary Historical Consolidated Financial and Other Data—Non-GAAP financial measures” for more information about why we believe Adjusted EBITDA and Adjusted EBITDA margin are useful indicators for investors and us to better understand our performance and for a reconciliation to net income (loss), the most comparable GAAP measure.

Components of our results of operations

Net sales

Net sales consists of company-operated store sales and other sales, including concessions, e-commerce (including shipping and handling revenues) and franchise sales. Revenue from the sale of gift cards is deferred and (i) is not included in net sales until the gift cards are redeemed by the customer to purchase merchandise or (ii) is otherwise included as breakage income in proportion to the pattern of historical redemptions of the gift card by the customer. Net sales is presented as net of an allowance for estimated returns, which is based on historic experience and also excludes sales taxes and VAT collected from customers.

Cost of sales, occupancy and buying expense and gross profit

Cost of sales consists of the cost of merchandise sold to our customers, inbound and outbound freight charges and product inspection costs. Occupancy expense consists of the costs of the Company’s stores, including rent, common area maintenance (“CAM”), utilities and property taxes for all locations. Buying expense consists of the Company’s internal costs of facilitating the merchandise procurement process, including compensation and benefits for our merchandise buying teams.

Gross profit is equal to our net sales minus our cost of sales, occupancy and buying expense (exclusive of depreciation and amortization expense).

Operating expenses

Operating expenses consists of:

Selling, general and administrative expense.    Selling, general and administrative (“SG&A”) expense consists of payroll and other compensation, marketing and advertising expense and commission expenses paid to our concessions retail partners. SG&A also includes all operating costs of our distribution centers.

Depreciation and amortization.    Depreciation and amortization represents the depreciation of capitalized assets over their useful life and the amortization of lease rights, franchise and concession agreements and other intangible assets subject to amortization.

Other income, net.    Other income, net primarily consists of franchise royalty income.

Results of operations

For the years ended January 30, 2021 and February 1, 2020

The following is a discussion of our consolidated results of operations for each of the years ended January 30, 2021 and February 1, 2020. A discussion of the results by each of our two operating segments, North America and Europe, follows the discussion of our consolidated results.

The following table summarizes our consolidated results of operations for the year ended January 30, 2021 and February 1, 2020:

	Year Ended		% Change
	January 30, 2021	February 1, 2020	2021 v. 2020
	(in thousands)
Net sales	$910,341	$1,284,541	(29.1)%
Cost of sales, occupancy and buying expense (exclusive of depreciation and amortization shown separately below)	471,960	595,372	(20.7)%

Gross profit	438,381	689,169	(36.4)%

Operating expenses:
Selling, general and administrative expense	387,683	489,839	(20.9)%
Depreciation and amortization	66,310	59,607	11.2%
Other income, net	(6,214)	(8,650)	(28.2)%

Total operating expenses	$447,779	$540,796	(17.2)%

Operating (loss) income before reorganization items, loss on early debt extinguishment, interest and income taxes	(9,398)	148,373	(106.3)%
Reorganization items, net	(372)	4,871	(107.6)%
Loss on early debt extinguishment	—	250,588	—
Loss on derivative liability	41,349	55,095	(24.9)%
Interest expense, net	41,333	28,389	45.6%

Loss before income tax (benefit) expense	(91,708)	(190,570)	(51.9)%
Income tax (benefit) expense	(24,728)	7,647	(423.4)%

Net loss	$(66,980)	$(198,217)	(66.2)%

Other comprehensive income (loss):
Foreign currency translation adjustments	1,264	(1,220)	(203.6)%
Net gain (loss) on intra-entity foreign currency transactions, net of tax expense of ($217) and $167	8,836	(1,993)	(543.4)%

Other comprehensive income (loss)	10,100	(3,213)	(414.3)%

Comprehensive loss	$(56,880)	$(201,430)	(71.8)%

Net sales

Our net sales were $910.3 million for the year ended January 30, 2021, representing a decrease of $374.2 million, or 29.1%, from $1,284.5 million for the year ended February 1, 2020. This decrease was primarily driven by store closures (including franchised stores) throughout the year as a result of COVID-19, including in the fourth quarter of fiscal year 2020, when many of our stores in North America and Europe were closed during the holiday shopping season. During fiscal year 2020, same-store sales decreased by 9.8% (net of an increase in e-commerce sales of 112%). During fiscal year 2020, franchise sales decreased by $8.1 million and concession sales decreased by $2.0 million. The decreases in same-store sales, franchise sales and concessions sales were the result of the broader global economic impact of the COVID-19 pandemic. See “—COVID-19” above.

Cost of sales, occupancy and buying expense (exclusive of depreciation and amortization expense)

Our cost of sales, occupancy and buying expense was $472.0 million for the year ended January 30, 2021, representing a decrease of $123.3 million, or 20.7%, from $595.3 million for the year ended February 1, 2020. This decrease was primarily driven by the significant decrease in sales related to the impact of COVID-19.

Gross profit

Our gross profit was $438.4 million for the year ended January 30, 2021, representing a decrease of $250.8 million, or 36.4%, from $689.2 million for the year ended February 1, 2020. This decrease was primarily driven by the $374.2 million decrease in net sales volume related to the impact of COVID-19. For the year ended January 30, 2021, gross margin decreased 550 basis points to 48.2%, compared to 53.7% during the year ended February 1, 2020. The decrease in gross margin consisted of a 20 basis point increase in product costs (primarily from increased freight costs); a 480 basis point decrease from occupancy cost deleverage (resulting primarily from store closures and store sales being negatively impacted by COVID-19 once stores reopened); and a 50 basis point decrease from buying and buying-related cost deleverage (resulting similarly from the fixed nature of these costs while net sales were negatively impacted by COVID-19).

Operating expenses

Our total operating expense was $447.8 million for the year ended January 30, 2021, representing a decrease of $93.0 million, or 17.2%, from $540.8 million for the year ended February 1, 2020. This decrease was primarily driven by a reduction in store operating costs related to temporary store closures due to the COVID-19 pandemic.

SG&A expense was $387.7 million for the year ended January 30, 2021, representing a decrease of $102.2 million, or 20.9%, compared to $489.8 million for the year ended February 1, 2020. As a percentage of net sales, SG&A expense increased 450 basis points compared to the prior year. SG&A expense decreased primarily from a reduction in store labor costs related to the COVID-19 temporary store closures, continued lower staffing levels in our stores from reduced operating hours as well as reduced field payroll and travel costs related to employee furloughs implemented in conjunction with temporary COVID-19 store closures. As a percentage of net sales, SG&A expense increased primarily due to the significant reduction in net sales from the impact of COVID-19 during the year.

For the year ended January 30, 2021, depreciation and amortization expense increased $6.7 million to $66.3 million compared to $59.6 million for the prior fiscal year, primarily resulting from the increased capital spending over the last two fiscal years primarily related to store and technology investments, the accelerated amortization of certain intangible assets and a favorable $0.3 million foreign currency translation effect.

Operating income before reorganization items, loss on early debt extinguishment, interest and income taxes

As a result of the items discussed above, our operating income before reorganization items, loss on early debt extinguishment, interest and income taxes was $(9.4) million for the year ended January 30, 2021, representing a decrease of $157.8 million, or 106.3%, from $148.4 million for the year ended February 1, 2020.

Reorganization items, net

Reorganization items, net was $(0.4) million for the year ended January 30, 2021, representing a decrease of $5.2 million, or 107.6%, from $4.9 million for the year ended February 1, 2020.

Loss on early debt extinguishment

In fiscal year 2019, the Company recognized a $250.6 million loss on early debt extinguishment attributed to the payment of a make-whole premium feature of $238.7 million in connection with the repayment of the Refinanced Term Loan (as defined below) and the write-off of $11.9 million of unamortized debt financing costs and transaction expenses in connection with the Debt Exchange (as defined below).

Loss on derivative liability

Loss on derivative liability was $41.3 million for the year ended January 30, 2021, representing a decrease of $13.7 million, or 24.9%, from $55.1 million for the year ended February 1, 2020. This decrease was primarily driven by the variable interest rate impact on the valuation calculation of the derivative liability related to our Series A Preferred Units. Please refer to Note 11, “Redeemable Series A Preferred Equity,” to our consolidated financial statements included elsewhere in this prospectus.

Interest expense, net

Interest expense, net was $41.3 million for the year ended January 30, 2021, representing an increase of $12.9 million, or 45.6%, from $28.4 million for the year ended February 1, 2020. This increase was primarily driven by increased interest on the $496.3 million Term Loan (as defined below) resulting from the Debt Exchange (as defined below).

Income tax (benefit) expense

Our income tax (benefit) expense was $(24.7) million for the year ended January 30, 2021, representing a decrease of $32.3 million, or 423.4%, from $7.6 million for the year ended February 1, 2020. This decrease was primarily driven by operating losses incurred as a result of the impact of COVID-19.

Net loss

As a result of the foregoing, net loss for the year ended January 30, 2021 was $67.0 million, representing a decrease of $131.2 million, or 66.2%, from $198.2 million for the year ended February 1, 2020.

Segment results

We have two reportable segments: North America and Europe. Our North America segment generated approximately 70% of our net sales in the year ended January 30, 2021, and includes company-operated stores throughout Canada, Puerto Rico, the U.S. Virgin Islands and the United States. Our Europe segment generated approximately 30% of our net sales during the same period, and includes company-operated stores in Austria, Belgium, the Czech Republic, France, Germany, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Portugal, Spain, Switzerland and the United Kingdom. In each segment, we have two net sales categories: Retail and Concessions. The Retail net sales category in our North America segment consists of net sales by our company-operated stores and e-commerce business, and the Concessions net sales category in our North America segment consists of net sales by retail partner concessions. The Retail net sales category in our Europe segment consists of net sales by our company-operated stores, e-commerce business and franchise business, and the Concessions net sales category in our Europe segment consists of net sales by retail partner concessions.

We evaluate the performance of each of our two operating segments based on segment net sales and segment operating income. Expenses for each segment are based on the direct costs incurred by and within the operating segments. Each segment has its own distribution center (and, in the case of our franchise business, which is reported in our Europe segment, our distribution center in Hong Kong) and store network, and maintains a separate administrative function. Certain operating expenses for shared information technology products and services are allocated between the segments based upon relative usage. The operating expenses associated with our global corporate headquarters located in North America are recorded in our North America segment.

In addition, we account for the products sold to third parties under franchising and licensing agreements within “Net sales” and “Cost of sales, occupancy and buying expenses” in our consolidated statements of operations and comprehensive income (loss) within our Europe segment. The franchise fees we charge under our franchising agreements are reported in “Other income, net” in our consolidated statement of operations and comprehensive income (loss) within our Europe segment. Most of our franchise-operated stores are located in the Middle East and South Africa. Substantially all of the interest expense on our outstanding debt is recorded in our North America segment.

See also Note 13, “Segment Reporting,” to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our segment results.

The following table presents net sales by our Retail and Concessions categories for each of fiscal year 2020 and 2019:

	Year Ended				% Change
	January 30, 2021	% of Total	February 1, 2020	% of Total	2021 v. 2020
	(in thousands, except for percentages)
Net sales
North America:
Retail	588,480	64.6%	797,242	62.1%	(26.2)%
Concessions	33,448	3.7%	34,267	2.7%	(2.4)%

	$621,928	68.3%	$831,509	64.7%	(25.2)%

Europe:
Retail	266,494	29.3%	429,892	33.5%	(38.0)%
Concessions	21,919	2.4%	23,140	1.8%	(5.3)%

	$288,413	31.7%	$453,032	35.3%	(36.3)%

	$910,341	100.0%	$1,284,541	100.0%	(29.1)%

The following table shows a comparison of the percentage of net sales of each product category by segment for each of fiscal year 2020 and 2019:

	Year Ended January 30, 2021	Year Ended February 1, 2020
	(percentage)
Jewelry:
North America	36.8	34.6
Europe	11.2	13.0

	48.0	47.6

Accessories:
North America	32.1	30.8
Europe	19.9	21.6

	52.0	52.4

	100.0%	100.0%

Our North America net sales were $621.9 million for the year ended January 30, 2021, representing a decrease of $209.6 million, or 25.2%, from $831.5 million for the year ended February 1, 2020. This decrease was primarily driven by COVID-19-related store closures throughout the year (including the fourth quarter of fiscal year 2020, when many of our stores in North America were closed during the holiday shopping season), which was partially offset by our increased concessions and e-commerce net sales during the year ended January 30, 2021.

Our Europe net sales were $288.4 million for the year ended January 30, 2021, representing a decrease of $164.6 million, or 36.3%, from $453.0 million for the year ended February 1, 2020. This decrease was primarily driven by COVID-19-related store closures throughout the year (including the fourth quarter of fiscal year 2020, when many of our stores in Europe were closed during the holiday shopping season) and a decrease in the franchise fees we charge under our franchising agreements, and was partially offset by our increased e-commerce net sales during the year ended January 30, 2021.

The following table summarizes our segment operating income for each of the years ended January 30, 2021 and February 1, 2020:

	Year Ended
	January 30, 2021	February 1, 2020
	(in thousands)
Operating Income
North America	20,825	112,068
Europe	(30,223)	36,305

	$(9,398)	$148,373

Our North America operating income was $20.8 million for the year ended January 30, 2021, representing a decrease of $91.2 million, or 81%, from $112.1 million for the year ended February 1, 2020. This decrease was primarily driven by COVID-19-related store closures throughout the year.

Our Europe operating income (loss) was $(30.2) million for the year ended January 30, 2021, representing a decrease of $66.5 million, or (183.2)%, from $36.3 million for the year ended February 1, 2020. This decrease was primarily driven by COVID-19-related store closures throughout the year.

Liquidity and capital resources

Overview

Our primary sources of liquidity are funds generated by operating activities and borrowings under our ABL Credit Facility (as defined below). Our ability to fund our operations, to make planned capital investments, to make scheduled debt payments and to repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject to prevailing economic conditions and financial, business and other factors, some of which are beyond our control.

We expect that our current resources, together with anticipated cash flows from operations and borrowing capacity under the ABL Credit Facility, will be sufficient to finance our operations, meet our current debt obligations, and fund anticipated capital investments for the next 12 months. We may, however, seek additional financing to fund future growth or refinance our existing indebtedness through the debt and equity capital markets, but we cannot be assured that any such financing will be available on favorable terms, or at all.

We expect that our primary liquidity needs will be comprised of cash to provide capital to facilitate the growth of our business, including our expansion in North America, Europe and other geographies, pay operating expenses, including cash compensation to our employees and payments to satisfy our lease obligations, pay interest and principal due on borrowings under our ABL Credit Facility and Term Loan Credit Agreement and pay income taxes.

We are a party to contractual obligations involving commitments to make payments to third parties. These obligations impact our short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the consolidated balance sheet as of January 30, 2021, while others are considered future obligations. These contractual obligations primarily consist of operating lease payments and long-term debt and related interest payments. We also enter into certain short-term lease commitments, letters of credit and purchase obligations in the normal course of business. For more information regarding our primary obligations, refer to Note 6, “Debt” and Note 7, “Commitments and Contingencies,” to our consolidated financial statements included elsewhere in this prospectus for amounts outstanding as of January 30, 2021 related to debt and operating leases, respectively.

Cash flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended
	January 30, 2021	February 1, 2020
	(in thousands)
Net cash provided by operating activities	$93,933	$159,714
Net cash used in investing activities	(34,602)	(33,595)
Net cash used in financing activities	(154,623)	(6,164)
Effect of foreign currency exchange rate on cash	2,472	2,488

Net increase (decrease) in cash and restricted cash	(92,820)	122,443
Cash and restricted cash (beginning of period)	271,966	149,523
Cash and restricted cash (end of period)	$179,146	$271,966

Operating activities

Net cash provided by operating activities for the year ended January 30, 2021 was $93.9 million, a decrease of $65.8 million, or 41.2%, compared to $159.7 million for the year ended February 1, 2020. This decrease was primarily the result of operating losses driven by the impact of the COVID-19 pandemic, including temporary store closures throughout the year ended January 30, 2021.

Investing activities

Net cash used in investing activities for the year ended January 30, 2021 was $(34.6) million, an increase of $1.0 million, or 3.0%, compared to $(33.6) million for the year ended February 1, 2020. This increase was primarily the result of increased purchases of property and equipment related to our store openings.

Financing activities

Net cash used in financing activities for the year ended January 30, 2021 was $(154.6) million, a decrease of $148.5 million, compared to $(6.2) million for the year ended February 1, 2020. This decrease was primarily due to the redemption of 52,959 Series A Preferred Equity Units for $150.3 million on November 6, 2020.

Indebtedness

Term Loan

On December 18, 2019, the Company entered into the term loan credit agreement (the “Term Loan Credit Agreement”) among Claire’s Stores, Inc. (“Claire’s Stores”), as borrower, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent and collateral agent, providing for $502.4 million aggregate principal amount of term loan maturing on December 18, 2026 (the “Term Loan”). Principal repayments under the Term Loan Credit Agreement are due on the last business day of each March, June, September and December in an amount per payment equal to 0.25% of the principal amount. Each borrowing under the Term Loan Credit Agreement will bear interest at a rate equal to a base rate plus a margin. The Company has the option to choose from two base rates: the Adjusted LIBOR Rate and the alternate base rate (the “ABR”). The margin under the Term Loan Credit Agreement is 6.50% for Adjusted LIBOR Rate borrowings and 5.50% for ABR borrowings.

The Term Loan contains certain covenants that, among other things, subject to certain exceptions and other basket amounts, restrict Claire’s Store’s ability and the ability of our subsidiaries to:

•	incur additional indebtedness;

•	create or incur certain liens;

•	make certain investments;

•

declare or pay any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of its equity interests, directly or indirectly redeem, purchase, retire or otherwise acquire for value any of its equity interests or set aside any amount for any such purpose or make any payment, whether in cash, property securities or a combination thereof;

•	create restrictions on the payment of dividends or other distributions from our subsidiaries; and

•	transfer or sell assets.

See Note 5, “Fair Value Measurements,” of our consolidated financial statements included elsewhere in this prospectus for more information regarding fair value measurements of our debt.

On December 18, 2019, the Company entered into the Term Loan, which in part refinanced the $250.0 million aggregate principal amount of the then-outstanding term loan (the “Refinanced Term Loan”), and in part consummated an offer to exchange 10,049 of its preferred units, including accrued preferred return, for $1,500 of Term Loan for each preferred unit tendered (the “Debt Exchange”). The Refinanced Term Loan bore interest at a rate of LIBOR plus 7.25% per annum, payable quarterly.

ABL Credit Facility

On January 24, 2019, the Company entered into a new $75.0 million asset-based revolving credit facility (the “ABL Credit Facility”) among Claire’s Stores, Inc., as a U.S. borrower; Claire’s (Gibraltar) Holdings Limited, as a UK borrower; other U.S. and UK borrowers; and Citibank, N.A., as administrative agent and collateral agent. The ABL Credit Facility provides for $75.0 million in availability, maturing on January 24, 2024. As of January 30, 2021, no amounts were outstanding under the ABL Credit Facility.

Europe Bank Credit Facilities

The Company’s non-U.S. subsidiaries have bank credit facilities totaling approximately $2.5 million. The facilities are used for working capital requirements, letters of credit and various guarantees. These credit facilities have been arranged in accordance with customary lending practices in the respective country of operation. As of January 30, 2021, there was a reduction of $1.6 million for outstanding bank guarantees, which reduces the borrowing availability to $0.9 million as of that date.

Off-balance sheet arrangements

We had no off-balance sheet arrangements as of January 30, 2021.

Quantitative and qualitative disclosures about market risks

In the ordinary course of our business activities, we are exposed to market risks that are beyond our control and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. We are exposed to market risks associated with cash, interest rates, foreign currency and general market risk.

Cash

We have significant amounts of cash at financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on our deposits. We mitigate this risk by maintaining bank accounts with a group of credit-worthy financial institutions.

Interest rates

As of January 30, 2021, excluding unamortized debt issuance costs, the carrying value of variable debt was $496.2 million, and the estimated fair value of our long-term debt was $498.7 million. We have entered into an interest rate cap agreement to manage a significant portion of the interest rate risk related to the floating interest rate on our outstanding debt. See Note 5, “Fair Value Measurements,” to our consolidated financial statements included elsewhere in this prospectus for information about our debt and interest rate cap agreement.

Foreign currency

We are exposed to market risk from foreign currency exchange rate fluctuations on the U.S. dollar (“USD” or “dollar”) value of foreign currency denominated transactions and our investments in foreign subsidiaries. We manage this exposure to market risk through our regular operating and financing activities and may from time to time use foreign currency hedges. Exposure to market risk for changes in foreign currency exchange rates relates primarily to our foreign operations’ buying, selling and financing in currencies other than local currencies and to the carrying value of net investments in foreign subsidiaries. As of January 30, 2021 we maintained no foreign currency hedges. We generally do not hedge the translation exposure related to our net investment in foreign subsidiaries. Included in “Comprehensive income (loss)” are $10.1 million and $(3.2) million, net of tax, reflecting the unrealized (loss) gain on foreign currency translations and intra-entity foreign currency transactions during fiscal year 2020 and fiscal year 2019, respectively.

In countries outside of the United States where we operate stores, we generate revenues and incur expenses denominated in local currencies. In fiscal year 2020, approximately 32% of our net sales were earned in currencies other than the USD, the majority of which were denominated in euros. As foreign currency exchange rates fluctuate, the amount of USD into which our foreign earnings are converted is affected, which impacts our cash flows. In fiscal year 2020, the most material adverse impact of these foreign currency exchange rate fluctuations on our cash flows was from the strengthening of the euro against the USD. Foreign currency exchange rate fluctuations also impact our results of operations because the results of operations of our foreign subsidiaries, when translated into USD, reflect the average foreign currency exchange rates for the months that comprise the periods presented. See “Risk Factors—Risks related to our business and industry—Fluctuations in foreign currency exchange rates could negatively impact our results of operations.”

Certain of our subsidiaries make significant USD purchases from Asian suppliers, particularly in China. China allows the renminbi (“RMB”) to float to a limited degree against a basket of major international currencies, including the USD and the euro. The official exchange rate has historically remained stable; however, there are no assurances that this currency exchange rate will continue to be as stable in the future. This floating exchange rate and any appreciation of the RMB that may result from such rate could have various effects on our business, which include making our purchases of Chinese products more expensive. If we are unable to negotiate commensurate price decreases from our Chinese suppliers, these higher prices would eventually translate into higher costs of sales, which could have a material adverse effect on our results of operations.

General market risk

Our competitors include department stores, specialty stores, mass merchandisers, discount stores and other retail and internet channels. Our operations are impacted by consumer spending levels, which are affected by general economic conditions, consumer confidence, employment levels, inflation, availability of consumer credit and interest rates on credit, consumer debt levels, consumption of consumer staples including food and energy, consumption of other goods, adverse weather conditions and other factors over which we have little or no control. Increases in costs of such staple items may reduce the amount of discretionary funds that consumers are willing and able to spend for other goods, which may include our merchandise. Should there be continued volatility in food, energy costs or other costs, recession in the United States and Europe, rising unemployment and continued declines in discretionary income, our revenue and margins could be significantly affected in the future. We cannot predict whether, when or the manner in which the economic conditions described above will change.

Critical accounting policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and related disclosures of contingent assets and liabilities. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, residual values and other items. We base these estimates on our historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results experienced may vary materially and adversely from our estimates. Revisions to estimates are recognized prospectively. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are reasonably uncertain at the time the estimate is made, and if different estates that reasonable could have been used, or changes in accounting estimates that are reasonable likely to occur periodically, could materially impact our consolidated financial statements. See Note 2, “Summary of Significant Accounting Policies” and Note 4, “Goodwill and Other Intangible Assets,” to our consolidated financial statements included elsewhere in this prospectus.

Inventories

Merchandise inventories in North America are valued at the lower of cost or market, with cost determined using the retail method. Inherent in the retail inventory calculation are certain significant management judgments and estimates including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. The methodologies used to value merchandise inventories include the development of the cost-to-retail ratios, the groupings of homogeneous classes of merchandise, development of shrinkage reserves and the accounting for retail price changes. Merchandise inventories in Europe are accounted for under the lower of cost or net realizable value method, with cost determined using the average cost method at an individual item level. Net realizable value is generally the merchandise selling price. Inventory valuation is impacted by the estimation of slow moving goods, shrinkage and markdowns. Management monitors merchandise inventory levels to identify slow-moving items and uses markdowns to clear such inventories. Changes in consumer demand of our products could affect our retail prices, and therefore impact the retail method and lower of cost or net realizable value valuations.

Impairment of long-lived assets

We review our long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the net book value of an asset or asset group to the future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that the asset or asset group is not recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of the asset or asset group. The fair value is estimated based on discounted future cash flows expected to result from the use and eventual disposition of the asset or asset group using a rate that reflects the operating segment’s average cost of capital. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated. A prolonged decrease in consumer spending would require us to modify our models and cash flow estimates, and could create a risk of an impairment-triggering event in the future. Our impairment analyses contain estimates due to the inherently judgmental nature of forecasting long-term estimated cash flows and determining the ultimate useful lives of assets. Actual results may differ from those estimates, which could materially impact our impairment assessment.

Goodwill

We continually evaluate whether events and changes in circumstances warrant recognition of an impairment of goodwill. The conditions that would trigger an impairment assessment of goodwill include a significant, sustained negative trend in our operating results or cash flows, a sustained decrease in demand for our products, a significant change in the competitive environment and other industry and economic factors. We conduct our annual impairment test to determine whether an impairment of the value of goodwill has occurred in accordance with the guidance set forth in Accounting Standards Codification (“ASC”) Topic 350, Intangibles—Goodwill and Other (“ASC 350”). Our determination of the fair value of each of our reporting units incorporates multiple assumptions and contains inherent uncertainties, including significant estimates relating to future business growth, earnings projections, and the weighted average cost of capital used for purposes of discounting. Decreases in revenue growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value of the reporting unit to decrease, which could require us to modify future models and cash flow estimates, and could result in an impairment-triggering event in the future.

Intangible assets

Intangible assets include tradenames, franchise agreements, lease rights, territory rights and leases that existed at the date of acquisition with terms that were favorable to market at that date. Indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. Definite-lived intangible assets are tested for impairment when events or circumstances indicate the carrying value may not be recoverable. We estimate the fair value of these intangible assets primarily utilizing a discounted cash flow model. The forecasted cash flows used in the model contain inherent uncertainties, including significant estimates and assumptions related to growth rates, margins and cost of capital. Changes in any of the assumptions utilized could affect the fair value of the intangible assets and result in an impairment-triggering event.

Income taxes

We account for income taxes under the provisions of ASC Topic 740, Income Taxes, (“ASC 740”), which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period the new legislation is enacted. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, we consider estimates of future taxable income.

We are subject to tax audits in numerous jurisdictions, including the United States, individual states and localities, and internationally. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, we respond to challenges from the Internal Revenue Service and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination. Interest related to income tax exposures is included in interest expense in the consolidated statements of operations and comprehensive income (loss).

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”), which establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for substantially all leases. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the statement of income. The new standard is effective for non-public companies in years beginning after December 15, 2020, and for interim periods for fiscal years beginning after December 15, 2021. In July 2018, the FASB issued ASU 2018-11, which provided additional transition methods. We plan to adopt the provisions of Topic 842 in its January 29, 2022 financial statements and are currently quantifying the amount of lease assets and lease liabilities that we will recognize on our balance sheet. Our review of the requirements of Topic 842 is ongoing, and we believe that the impact on its balance sheet, while not currently calculated, will be significant.

In December 2019, the FASB issued ASU No. 2019-12 (Topic 740); Simplifying the Accounting for Income Taxes.(“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the impact this guidance may have on our consolidated financial statements.

See Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this prospectus for a summary of other recent account pronouncements.

Emerging growth company status

Pursuant to the JOBS Act, an emerging growth company is provided the option to adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies.

BUSINESS

Who we are

We are a fully integrated global fashion brand powerhouse committed to inspiring self-expression through the creation and delivery of exclusive, well-curated products and experiences. We offer an immersive, experience-driven shopping environment for our consumers, with product offerings including jewelry, fashion accessories, tech accessories, cosmetics and more. Our trend-forward products are distributed in Claire’s®-operated stores, via e-commerce and through our broad base of concession partners. For over 50 years, Claire’s® has been a destination for the curious, creative and influential. Our entire ecosystem is anchored by our legacy in dynamic merchandising and our core piercing expertise and is informed by our unique understanding of and loyal relationship with our consumers worldwide.

We have two brands, Claire’s®, our flagship brand, and Icing®. Claire’s® has a powerful following with the highly influential Generation Z audience, which consists of over 2.5 billion individuals globally. Based on customer feedback, we have a reputation for delivering a differentiated, trendsetting and diverse assortment of products, many of which are proprietary designs, that help young minds style and define themselves. We believe that we are the market share leader in retail piercing services in North America and the world’s largest ear piercing service provider, having pierced the ears of millions of customers over our 40-plus year history of piercing. Piercing services and related product sales represent a meaningful part of our revenue and serve as an important customer acquisition vehicle that draws new consumers to our stores every year. The dynamic combination of strong brand equity, unique and diverse product offerings and revenue from services offered in our stores creates a highly differentiated financial profile with attractive margins.

Claire’s® offers an omni-channel, multi-dimensional shopping experience, creating unique touchpoints with our consumers where they live and shop. Our offering is anchored in a strong physical retail presence which includes a global network of company-operated stores—consisting of conventional retail formats (which we refer to as standalone stores) and Claire’s® stores we operate inside a retail partner’s stores (which we refer to as store-in-stores)—and franchised stores. In addition, we operate in over 10,000 concessions located within approximately 25 retail partners in North America and Europe, including Asda, CVS, Tesco and Matalan. In our concession formats, Claire’s® owns, merchandises and manages the inventory located in our partners’ stores and pays a sales-based variable fee for the right to operate in the concession.

Our retail stores offer a fun “treasure hunt” shopping experience that encourages our customers to explore and find the latest trends to create their own unique looks. We merchandize our stores with the intention of delighting and surprising our customers at every visit, which we believe encourages them to return to our stores frequently. We operate stores averaging 1,200 square feet in North America and 835 square feet in Europe in a broad variety of retail formats including mall, outlet, lifestyle, high street, strip centers and store-in-stores. As of July 31, 2021, there were 1,408 company-operated Claire’s® stores in North America, 889 company-operated Claire’s® stores in Europe across 15 countries and 324 franchised Claire’s® stores primarily located in the Middle East and South Africa. We believe our service-led retail model and attractive target consumer makes us a desirable tenant for commercial real estate operators, allowing us to be selective in choosing retail locations.

We use our Claire’s® and Icing® websites and the Claire’s® app for commerce and community, promoting and selling the latest products available at Claire’s® and Icing® and connecting with our customers, including educating them on recent trends, current offerings and our ear piercing service process and options. We continue to invest in our digital offerings to enable seamless and consistent brand interactions across every channel. We are enhancing our Buy Online, Pick-Up in Store (“BOPIS”) capability, which is currently available in most company-operated stores. We launched our Claire’s® Rewards loyalty program in the United States in November 2020 and are in the process of expanding the program to additional countries. As of July 31, 2021, we had over 5.6 million loyalty members and sales to Claire’s® Rewards members represented approximately half of our total U.S. Retail sales (including e-commerce) for the first half of fiscal year 2021. We are preparing to launch a subscription program in late 2021, offering curated boxes of jewelry and accessories to our subscription members.

We also operate our sister brand, Icing®, which had 191 stores in North America as of July 31, 2021. Icing® offers an inspiring merchandise assortment of fashionable products, as well as piercing services, targeting young women looking to express themselves. Our product offering includes jewelry, beauty, hair, fashion and bridal accessories. We believe Icing® allows us to reach age groups beyond our Claire’s® core customer demographic, including the over 76 million Millennial consumers in North America, and retain Claire’s® customers as they age. Many of our customers later introduce their children or other family members to the Claire’s® brand as they become mothers, aunts and grandmothers. Our Icing® product offering leverages our brand merchandising capabilities, consumer trend insights and other core expertise, including our product development and sourcing expertise.

Our recent transformation

Our management team has identified and enacted initiatives to leverage our strong brand equity and recognition in service and product excellence to accelerate growth, amplify brand value, expand our offerings and optimize our operating structure. Over the last three years, we have invested over $150 million in the business to better align our offering with consumer trends, augment our physical and digital presence and enhance growth and profitability. These investments include the following:

Growth investments across all aspects of our business:

•	Assembling a growth-oriented management team with deep experience across all aspects of our company

•	Expanding and upgrading our retail footprint to meet our customers where they prefer to shop

•	Investing in new formats and channels to increase consumer interaction and access new customers

•	Building e-commerce capabilities to drive a seamless omni-channel experience and personalization at scale

•	Improving our ear piercing experience through digital enhancements and service expansion

•	Launching a consumer loyalty program to create more rewarding customer relationships with deeper insights

•	Designing subscription services to offer curated products with more frequent consumer interaction

•	Enhancing our buying and merchandise systems, including localizing assortment

Operational investments:

•	Redesigning our supply chain and developing improved planning and allocation capabilities

•	Upgrading our store network and IT to support our growth

•	Developing data analysis excellence to drive decision making across all areas of the organization, including consumer trends, promotion management, real estate strategy and cost optimization

Our recent financial performance

Since reopening our stores as COVID-19-related operating restrictions eased, we are experiencing strong performance in North America and improving performance in Europe as the COVID-19 vaccine roll-out gains traction across the continent. We believe our results for the first half of fiscal year 2021 highlight the strength of our brand and unique nature of our business model, which combines growth potential with robust operating metrics.

For the second quarter of fiscal year 2021, we achieved the following results:

•

Increase in total same store sales of     % compared to the same period in 2020 and    % compared to the same period in 2019. North America same store sales grew    % compared to 2020 and    % compared to 2019. European same store sales grew    % compared to 2020 and    % compared to 2019.

•

Total net sales growth of     % compared to the same period in 2020 and    % compared to the same period in 2019. North America sales grew    % compared to 2020 and    % compared to 2019. European sales grew    % compared to 2020 and    % compared to 2019.

•	Net income of $ , representing % change compared to the same period in 2020 and % change compared to the same period in 2019.

•

Adjusted EBITDA growth of     % compared to the same period in 2020 and    % compared to the same period in 2019. Adjusted EBITDA is a non-GAAP measure. See “Summary Historical Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

•	Adjusted EBITDA margin of %, compared to % for the same period in 2020 and % for the same period in 2019.

•	Partnered with 15 retail partners to open 1,255 net new concessions and opened 13 net new company-operated stores.

For the first half of fiscal year 2021, we achieved the following results:

•

Increase in total same store sales of     % compared to the same period in 2020 and    % compared to the same period in 2019. North America same store sales grew    % compared to 2020 and    % compared to 2019. European same store sales grew    % compared to 2020 and    % compared to 2019.

•

Total net sales growth of     % compared to the same period in 2020 and    % compared to the same period in 2019. North America sales grew    % compared to 2020 and    % compared to 2019. European sales grew    % compared to 2020 and    % compared to 2019.

•	Net income of $ , representing % growth compared to the same period in 2020 and % change compared to the same period in 2019.

•	Adjusted EBITDA growth of % compared to the same period in 2020 and % compared to the same period in 2019.

•	Adjusted EBITDA margin of %, compared to % for the same period in 2020 and % for the same period in 2019.

•	Partnered with 17 retail partners to open 2,198 net new concessions.

Our competitive strengths

Global brand powerhouse for self-expression

We are a category leader in the girl’s fashion jewelry and accessories market with strong brand recognition among our core demographic. Our Claire’s® brand is viewed by many as synonymous with self-expression and while Generation Z is our primary target, our brand appeals to consumers of all ages around the world. Our products are regularly featured in editorial coverage, social media and fashion periodicals relevant for our target audience. We believe there is an opportunity to further leverage our brand by extending into additional categories to capture a larger share of spending from or influenced by Generation Z consumers.

We believe we are the leading retail piercing destination, providing customers with a safe and affordable experience from a brand they trust. Ear piercing is a memorable life experience that we believe establishes a lifelong connection between customers and our brand. We offer piercing in all of our stores in North America and in over 98% of our stores in Europe. We believe our highly trained associates and over 40 years of piercing experience have made us a desirable destination worldwide for a variety of piercing services.

Experiential, service-led business model

We are a preferred destination for consumers looking for a safe, fun and affordable ear piercing service. Our specially-trained staff pierce millions of customers’ ears annually. Revenue generated from our ear piercing experience has consistently accounted for a meaningful part of our Retail sales. For fiscal year 2019 through July 31, 2021, more than 20% of our Retail sales came from ear-piercing-related transactions, with a substantially higher percentage of Retail sales from these transactions in North America than in Europe. Our ear piercing service also functions as an attractive customer acquisition vehicle and drives significant traffic to our stores. For the first half of fiscal year 2021, over 55% of all ear piercing customers purchased fashion jewelry or accessories during their visit to our stores. Since the launch of our Claire’s® Rewards loyalty program in the United States, approximately 60% of piercing customers have joined the program. In addition to piercing, we offer other in-store activities, including birthday parties and life event celebrations. Special events represent a small but growing part of our business.

We strategically design the layout of our stores to encourage impulse buying and a “treasure hunt” experience for our customers. We constantly refresh our store merchandise, changing our floor plans eight to ten times per year, ensuring there is a feeling of newness each time a customer visits. We amplify this experience with promotions designed to fuel exploration and discovery of merchandise, such as our “buy three, get three” promotion.

We believe our experiential and service-led model differentiates us from other brick-and-mortar and online competition, given that our ear piercing service and in-store experience cannot be replicated online.

Multichannel flexible distribution strategy

We strive to connect with our customers where they prefer to shop. Reflective of the continuously evolving retail environment, we have strategically created a multichannel shopping experience, which includes a global company-operated and franchised retail store network, store-in-store formats and retail partner concessions, as well as a growing digital presence.

We have a highly flexible and differentiated real estate strategy, which allows us to grow and profitably operate a variety of formats. Our company-operated stores average 1,200 square feet in North America and 835 square feet in Europe. Each of our stores is a retail destination that draws in consumers looking for a fun shopping environment and drives foot traffic. Our customers rely on us to highlight new trends and provide them with a deep assortment of products to inspire their self-expression. As of July 31, 2021, we had 1,599 company-operated stores, which included 193 store-in-stores, in North America and 889 company-operated stores, which included 9 store-in-stores, in Europe. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores were profitable on a Four-wall EBITDA basis, and we have experienced strong same-store sales growth in the current fiscal year, further enhancing store profitability. We define Four-wall EBITDA as store-level operating income before depreciation, including store wages, rent, distribution costs and other store operating expenses, adjusted to exclude corporate overhead expense.

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One-third of our stores in North America were located in non-mall locations as of July 31, 2021. Our mall stores are located in many of the top malls in the country (with approximately 75% of the malls in which our stores are located graded by Green Street Advisors as mall grades A or grades B (excluding malls not rated by Green Street Advisors)), and are expected to continue to generate strong traffic trends and profitability. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 99% of our company-operated stores in North America were profitable on a Four-wall EBITDA basis. For our stores located in lower-graded malls, the average remaining lease term was approximately 12 months as of July 31, 2021, which provides the opportunity for us to continue to evolve our retail footprint.

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Our European locations are comprised primarily of mall and high street locations, with malls containing some of our top-performing stores. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 93% of our company-operated stores in Europe were profitable on a Four-wall EBITDA basis, and we closed a number of unprofitable stores in Europe during 2020 and the first half of fiscal year 2021. A primary focus of our strategy is to improve the profitability of European stores by optimizing our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores.

The following table summarizes our number of company-operated stores by state, territory or country in our North America and Europe segments as of July 31, 2021.

North America	As of July 31, 2021
Texas	133
California	131
Florida	86
New York	65
Illinois	63
Ohio	55
Georgia	53
Pennsylvania	52
North Carolina	50
Michigan	46
Tennessee	38
Virginia	38
Indiana	37
Colorado	34
New Jersey	34
Alabama	30
Arizona	29

North America	As of July 31, 2021
Maryland	29
Minnesota	29
South Carolina	27
Washington	27
Missouri	26
Massachusetts	24
Wisconsin	24
Louisiana	23
Utah	22
Iowa	20
Kansas	20
Kentucky	19
Oregon	19
Oklahoma	18
Connecticut	17
Mississippi	16
New Mexico	14

North America	As of July 31, 2021
Hawaii	13
Nebraska	13
West Virginia	12
All Other U.S.	96
Canada	117

Total	1,599

Europe	As of July 31, 2021
United Kingdom	307
France	225
Spain	91
Switzerland	43
Germany	40

Europe	As of July 31, 2021
Portugal	38
Ireland	32
Belgium	23
Italy	18
Austria	16
Netherlands	16
Hungary	14
Czech	13
Poland	11
Luxembourg	2

Total	889

We also operate in over 10,000 concessions globally across approximately 25 retail partners. Further, expansion in the concessions business represents an attractive growth opportunity with low upfront investment.

We also have numerous avenues outside of our physical retail presence that extend our offering to meet our customers where they are, including our Claire’s® and Icing® websites, our Claire’s® app, our presence on third-party marketplaces including Amazon.com and our soon-to-be launched subscription program. We see a tremendous opportunity to grow our digital sales and subscription program by offering convenience, engaging content and a curated selection of merchandise.

Vertical integration resulting in differentiated merchandizing strategy and unique product assortment

Both our design team and sourcing team are vertically integrated. Our design team conceptualizes the vast majority of our merchandise, and over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. Our sourcing team is responsible for generating and maintaining vendor relationships. We have solid, long-standing relationships with our approximately 200 vendors, some continuing for over 30 years, resulting in strong collaboration and competitive bidding across our vendor base. We believe that our vertically-integrated design and sourcing model allows us to respond quickly and nimbly to new trends and yields low cost sourcing that results in strong margins for our Claire’s® and Icing® products.

Differentiated financial profile with strong operating margins and many visible growth opportunities

Our differentiated business model combines significant top line growth opportunity with operating margin expansion and operating cash flow generation. Our brand, service-led offering and flexible real estate strategy allow us to continuously expand the market we serve and attract new consumers. We believe our scale, vertical integration and operational excellence allow us to offer consumers a unique and affordable product assortment and popular services while maintaining high operating income margins. Due to our strong operating margins, the relatively low capital investments required to open our stores and concessions and our low run-rate maintenance capital expenditure costs, we are able to generate strong operating cash flow and strong conversion of Adjusted EBITDA to operating cash flow. We believe the combination of our financial profile and strong balance sheet creates significant flexibility for us to capitalize on numerous visible growth opportunities.

Experienced and talented management team

Our senior management team has extensive retail experience and complementary expertise across a broad range of disciplines including merchandising, supply chain, real estate, e-commerce and finance. In total, our senior management team consists of eight members with over 165 years of collective experience in the retail sector. Ryan Vero, who joined as Chief Executive Officer in July of 2019, brings with him a strong track record of propelling retail growth through innovation.

Our market opportunity

While we serve customers across multiple generations, we consider the Generation Z audience, which encompasses individuals from 5 to 24 years of age in 2021, to be our core and most important demographic focus. The Generation Z consumer segment is over 2.5 billion strong globally. Relative to older generations, a high proportion of Generation Z spending is discretionary in nature given that much of Generation Z’s essential spending needs are paid by parents or other family members.

We believe there is a significant opportunity to not only grow product sales to our target consumers, but also to continue to enhance long-term brand equity and engagement, creating another generation of loyal and enthusiastic Claire’s® consumers. Our vision is to remain an influencer and creator of youth and fashion culture and a leader in the fashion jewelry and accessories market.

Our growth strategies

We believe we have significant opportunities to drive long-term growth in revenue and earnings by further leveraging our brand and dynamic operating platform to expand our physical and digital footprint, attract new consumers and increase our share of wallet with our core demographic. We plan to execute on the following strategies:

Expand our multichannel presence to meet our customers where they are

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Continue to grow and evolve our store footprint.    Our service-led global retail network serves as an attractive consumer acquisition vehicle and the foundation for our multichannel presence and experiential model. Our flexible business model allows us to profitably operate various formats, including standalone stores and store-in-store locations. With the exception of the period during the COVID-19 pandemic, we have consistently generated strong Four-wall EBITDA across our existing store footprint. For fiscal year 2019, prior to the onset of the COVID-19 pandemic, 96% of our company-operated stores were profitable on a Four-wall EBITDA basis, and we closed some of our least productive locations during 2020 and in the first half of 2021. Our new standalone and store-in-store locations are expected to have a 12 to 18 month payback period with standalone stores requiring approximately $0.2 million of capital and inventory investment and store-in-store locations requiring approximately $0.1 million of capital and inventory investment.

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One-third of our stores in North America were located outside of shopping malls as of July 31, 2021. We have identified over 500 potential new standalone Claire’s® store locations in strip, power, outlet and lifestyle centers and select top-tier mall locations where we are currently not present. We expect to open approximately 40 net new standalone store locations, of which the majority will be located in non-mall locations, in fiscal year 2021. We also expect to open approximately 180 net new store-in-store locations in fiscal year 2021. Going forward, we intend to open 40 to 50 net new standalone stores per year over the next several years while continuing to optimize our real estate portfolio, through strategic relocations, to reduce exposure to lower quality and lower grade mall locations. As of July 31, 2021, our average remaining lease commitment on our existing real estate portfolio was approximately 23 months in North America.

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In Europe, we expect to improve profitability of our existing stores as well as open new locations in select markets. We plan to continue to optimize our existing store fleet through strategic relocations or closures of under-performing stores and opening new stores in under-penetrated markets within countries where we currently operate high-performing stores. We expect to open approximately 15 new standalone store locations and close approximately 30 underperforming stores in fiscal year 2021. As of July 31, 2021, our average remaining lease commitment on our existing real estate portfolio was approximately 23 months in Europe.

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Grow concessions.    We currently operate in over 10,000 concessions across approximately 25 retail partners. We believe we have a significant opportunity to grow and deepen these existing partnerships as well as launch concession offerings with new retail partners. We maintain inventory ownership and only incur minimal fixed operating costs with limited upfront investment for our concessions, which results in a lucrative revenue stream and earnings profile. We currently operate successful concession partnerships in a variety of retail segments across North America and Europe. We focus on partnering with large chains where we can scale quickly. We have an existing presence in approximately 25 retailers globally including CVS and Matalan. We believe there are meaningful identified opportunities for our concessions, which we are only in the early stages of addressing, including through continued expansion into new retail partner stores and through the rollout of additional stores with existing partners. We focus on top retailers across a variety of retail segments, including mass, grocery, apparel, department and specialty stores in the United States and Europe. Given the impulse nature of purchases for many of our categories and unique shopping experience, we have not experienced any meaningful cannibalization in our Claire’s® and Icing® banner stores as we have grown our concessions partnerships. We also believe we have numerous incremental opportunities with our retail partners, including expansion of our product offerings and offering ear piercing services in some partners’ stores.

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Build a seamless digital presence.    Our goal is to become the most engaging customer-centric digital destination for discovery, inspiration and purchase of fashion jewelry and accessories. We use our online presence to highlight current trends, provide purchase recommendations and interact with our consumers. We believe we have a tremendous opportunity to grow our digital business by making the online shopping experience easier, with improvements in navigation, product pages and checkout experience, as well as by leveraging our growing Buy Online, Pick-Up in Store (“BOPIS”) capabilities. We also have the opportunity to expand our digital footprint to additional countries where we currently have a retail store presence but where our e-commerce presence is not customized to the local market. Since 2018, we have invested over $15 million in enhancing our digital capabilities, resulting in meaningful increases in traffic to Claires.com and Icing.com and improved conversion rates. We also plan to launch a subscription service for our customers in late 2021 to offer customers access to the latest trends and products from Claire’s®. We believe growth in subscription represents a sizable opportunity. We also see an opportunity to capture additional sales through Amazon’s marketplace and similar opportunities globally.

Acquire new consumers and increase our share of the customer’s wallet

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Grow our market share in piercing services.    We believe we are the world’s largest ear piercing services provider as well as the market share leader in retail piercing services in North America. We have an opportunity to further leverage our piercing experience and reputation for piercing safety to grow our market share and our revenue per piercing by enhancing the consumer piercing experience. We are investing in capabilities that will allow us to elevate consumers’ pre-appointment, in-store and aftercare piercing experience, including online scheduling and registration, virtual earring try-on and digital aftercare notifications. We are also planning to expand our nose piercing services, which we currently only offer in certain stores in the United Kingdom, Germany and Canada.

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Localize our merchandise.    We are continuously elevating our merchandise to deliver a differentiated selection of proprietary and exclusive products that are highly relevant to our customers. This includes varying our product inventory and assortment across our store base to reflect the unique characteristics of our local markets. We believe this is especially important across our footprint in Europe, which spans several distinct markets. We are implementing new systems to enable us to further leverage our global consumer insights to customize our offering to local preferences at scale, further enhancing store performance.

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Increase consumer lifetime value by expanding our loyalty program.    We believe there is an opportunity to capture a larger share of the spend by and for our core demographic by offering a focused and compelling loyalty program. We launched our loyalty program in the United States in November 2020 and, as of July 31, 2021, we had over 5.6 million members. Our loyalty program rewards our customers with cash back and exclusive discounts while allowing us to leverage consumer data analytics from the program to employ more personalized consumer messaging and marketing to drive a higher share of our customer’s wallet. For the six months ended July 31, 2021, approximately half of our U.S. Retail revenue (including e-commerce) was attributable to loyalty members. We plan to expand the loyalty program into our European markets later this year.

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Expand geographically.    We believe we have a future opportunity to expand our business in new geographies, including Central and South America and Asia-Pacific, each of which we believe is an untapped market for the Claire’s® brand.

Our merchandise

We offer a curated, on-trend selection of products across a broad range of jewelry and accessory categories in an environment that inspires self-expression, encouraging our customer to convey their personality, creativity and individuality. Our merchandise assortment consists primarily of Claire’s® or Icing® brand products, with licensed products in select categories. Over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. We offer consumers a strong value proposition, with accessibly priced products merchandised to encourage a “treasure hunt” experience in our stores; and during the six months ended July 31, 2021, the company-wide average unit retail price was approximately $8.00. Our merchandising strategy also leverages our status as an ear piercing destination.

Our merchandise primarily falls into the following categories:

•	Jewelry: includes earrings; necklaces; bracelets; body jewelry; rings; and merchandise associated with our piercing services (such as after-care cleansers and piercing earrings); and

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Accessories:    includes hair goods; beauty products; room decor; personal, fashion and seasonal accessories, including tech accessories (such as phone cases), jewelry holders, stationery, toys, key rings, attitude glasses, headwear, legwear, armwear and sunglasses; and handbags.

As of July 31, 2021, each Claire’s® store offered approximately 8,000 SKUs and each Icing® store offered approximately 4,500 SKUs.

Piercing services

We have been piercing ears in our stores for over 40 years. Our specially-trained staff pierce millions of customers’ ears annually, and we believe we are the world’s largest ear piercing service provider and the market share retail leader in North America. As of July 31, 2021, we offered ear piercing in all of our stores in North America and approximately 98% of stores in Europe. We also offer nose piercing in select markets in Europe and Canada. Our piercing service drives significant traffic to our stores and functions as an attractive customer acquisition vehicle; since its launch in the United States market, approximately 60% of all piercing customers have also joined our Claire’s® Rewards loyalty program.

Our ear piercing services are currently complimentary with the purchase of a starter kit priced from $30 to approximately $230. The starter kit includes specialized hypo-allergenic piercing earrings that are part of a sealed, pre-sterilized cartridge that is placed directly into the piercing instrument (without the piercing earrings ever being touched by the store associate) and after care solution. Our ear piercing services are currently offered on a walk-in basis or through in-store scheduling, and we are investing in capabilities that will allow us to offer online piercing appointment scheduling and registration, virtual earring try-on and digital aftercare notifications. We currently provide traditional earlobe piercing and dual earlobe piercing, and we also offer ear cartilage piercing in many markets. We have learned through internal studies and research that a segment of our customers desires additional piercing services. To that end, we currently offer nose piercing services in select stores in Canada, Germany and the United Kingdom, and we plan to expand this service at more of our locations globally.

All of our store associates are trained in local piercing policy, practice and procedures in order to provide clean, hygienic, safe and compliant piercing services. Each associate must complete “practical sign off,” which means they must demonstrate excellent piercing technique prior to our piercing trainer validating the associate’s certification. In addition to the initial training, all piercing specialists must undergo refresher training on an annual basis. For information regarding risks related to our ear piercing services, see “Risk Factors—Risks related to laws, regulations and industry standards —Our cost of doing business could increase as a result of changes in regulations regarding the content and sale of our merchandise and our piercing services.”

Stores

Store design and environment

The in-store shopping experience is integral to the Claire’s® and Icing® brands. We design the layout of our stores to foster a “treasure hunt” experience that encourages exploration and discovery. We are constantly refreshing our store merchandise to ensure there is a feeling of newness each time a customer visits. Our store layout is also structured to showcase our piercing services. We strive to maintain a consistent look and feel across all of our owned and franchised stores through a disciplined plan-o-gram process that coordinates floor plan changes 8 to 10 times per year.

Each of our stores is typically led by a manager and an assistant manager. In addition, each store has one or more part-time employees, depending on store volume. We believe that our store design and in-store teams together foster a welcoming environment where customers feel invited to express their personalities, creativity and individuality.

Company-operated stores

As of July 31, 2021, we operated 1,408 Claire’s® and 191 Icing® stores in North America and 889 Claire’s® stores in Europe. Our stores are located in shopping malls, strip centers, outlets, lifestyle centers, in high street locations and as store-in-stores in partner retailers.

Of the approximately 900 malls in North America that have Claire’s® or Icing® stores and that are rated by Green Street Advisors, approximately 75% were located in malls with grades A or grades B as of July 31, 2021. The remainder of our North American stores are located in strip centers, outlets, lifestyle centers and partner retailers. Our Claire’s® stores in North America averaged approximately 1,200 square feet as of July 31, 2021. Our North America store footprint also included 193 Claire’s® store-in-stores that we operate within our retail partners’ retail locations. Our store-in-store locations feature a layout, product offerings and piercing services similar to other retail stores but with a smaller footprint (averaging approximately 850 square feet as of July 31, 2021). In Europe, our stores are comprised primarily of mall (643 stores) and high street (190 stores) locations. Our remaining stores in Europe were positioned in outlet centers, retail parks, train stations and airports. Our stores in Europe averaged approximately 835 square feet as of July 31, 2021.

Our real estate strategy is driven by a strong focus on engaging our core customer wherever they may be shopping. As a result, our goal is to maintain a diverse and flexible footprint that can adapt to changing consumer trends as they occur. This allows us to adapt to changing consumer activity. As a result of this strategy, over the last four fiscal years we have altered our real estate footprint in North America from being approximately 80% mall-based to approximately 65% mall-based, and we expect to continue to diversify our real estate portfolio over the next several years. As of July 31, 2021, our average remaining lease commitment on our existing real estate portfolio was approximately 23 months in North America and 23 months in Europe.

We also intend to increase the density of our store fleet in certain geographies, which will allow for further economies of scale from market concentration. Our store model is profitable across a wide variety of urban and suburban areas as well as numerous real estate venues, including malls, power centers, lifestyle centers, outlets and store-in-store locations. We evaluate potential store sites based on criteria that include relevant population demographics and density, space requirements, positioning within a center and rent and other lease terms. Our real estate team spends considerable time evaluating prospective locations before bringing specific proposals to our real estate committee (which includes several of our executive officers), which approves all locations before a lease is signed.

We believe there is significant opportunity to expand our store base in North America and Europe. Our target is to open approximately 200 net new stores globally in fiscal year 2021, including approximately 180 store-in-store locations. We have built and maintain a pipeline of real estate site opportunities that we believe will continue to facilitate growth in North America and Europe.

The following table summarizes our company-operated stores as of July 31, 2021 and as of the fiscal years ended January 30, 2021 and February 1, 2020:

	As of
	July 31, 2021	January 30, 2021	February 1, 2020
Company-operated Claire’s® stores, North America(1)	1,408	1,390	1,312
Company-operated Claire’s® stores, Europe(1)	889	905	937
Company-operated Icing® stores(1)	191	195	198

(1)

As of January 30, 2021, 49 of our company-operated Claire’s® stores in North America were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, 568 of our company-operated Claire’s® stores in Europe were temporarily closed due to the COVID-19 pandemic. As of January 30, 2021, four of our company-operated Icing® stores were temporarily closed due to the COVID-19 pandemic. No company-operated stores were temporarily closed due to the COVID-19 pandemic as of July 31, 2021 and February 1, 2020.

Opening stores within existing markets enables us to benefit from established brand awareness and to achieve operating efficiencies. Our store growth is supported by our new store economics, which we believe to be compelling. Our new standalone and store-in-store locations are expected to have a 12 to 18 month payback period with standalone stores requiring approximately $0.2 million of capital and inventory investment and store-in-store locations requiring approximately $0.1 million of capital and inventory investment, including our store build-out (net of tenant allowances), inventory (net of payables) and cash pre-opening expenses.

Franchise-operated stores

In addition to our company-operated stores, we have a presence in approximately 25 countries through a network of franchise partners that operated 324 Claire’s® stores as of July 31, 2021. These stores are primarily located in the Middle East and South Africa, with smaller presences in Latin America and Europe. Franchised stores carry a similar assortment and brand experience as our company-operated stores, with some localized changes that reflect the fashion and consumer experience preferences of the those countries.

Concessions

We partner with prominent retailers to offer our merchandise for sale within the partners’ retail locations. Most of our concession locations are not located within traditional shopping malls. By partnering with these retailers, we have access to sales channels that enable us to diversify our retail footprint and drive Claire’s® brand awareness to new consumer groups. Our retail partnerships span mass, grocery, drug, toy, apparel, department store and specialty retail channels and focus on large chains where we can scale quickly; our current retail partners include CVS and Matalan.

Our concessions partners are provided with a full service category management model that leverages the strength of the Claire’s® brand and our unique merchandise assortment with the added value of consigned inventory. Our concession partner locations are primarily serviced by dedicated Claire’s® concession merchandising teams across all markets, and in some cases Claire’s® also utilizes third party and Claire’s® retail store team members. As of July 31, 2021, we operated in over 10,000 concessions globally across approximately 25 retail partners.

Design, sourcing and distribution

Design

Over 90% of our merchandise is designed or sourced exclusively for, or otherwise sold exclusively by, Claire’s® or Icing®, including Claire’s® exclusive products from various licensed partners. Many of our designs are conceptualized in-house by our design and trend team. Our trend team is constantly monitoring trends and supplying timely information to our design and buying teams to develop a wide range of products that allows us to capitalize on a spectrum of trends, ideas and merchandise concepts. The remainder of our merchandise consists primarily of various licensed products.

Sourcing

We purchase merchandise from a network of approximately 200 vendors that turn our designs or specifications into a finished product, with the merchandise primarily produced in Asia. We have longstanding relationships with many of our vendors that in some cases exceed 30 years. Our supply network is well diversified, with no single vendor accounting for more than 20% of our purchases in fiscal year 2020. We believe we are a material part of most of our merchandise suppliers’ business.

Our vertically integrated merchandising and global sourcing team is responsible for originating and managing our vendor relationships. Our Asian sourcing team is located in Hong Kong and has been in operation for over two decades. We believe that the combination of our vertically integrated design and sourcing model and our local vendor relationships allows us to respond quickly and nimbly to trends and yields low-cost sourcing that results in strong margins for our products.

Distribution

We operate from three distribution centers. Our two primary distribution centers are a 370,527-square foot distribution center in Hoffman Estates, Illinois, a suburb of Chicago, and a 45,450 square foot distribution center in Birmingham, United Kingdom. We operate our Hoffman Estates distribution center that supplies our Claire’s® and Icing® company-operated stores and Claire’s® concessions in North America and fulfills orders for our North American websites. Our Birmingham, United Kingdom distribution center is operated by a third party and services our Claire’s® company-operated stores and concessions in Europe as well as our franchised Claire’s® stores in Europe and fulfills orders for our European website. We are in the preliminary stages of evaluating the possibility of opening an additional distribution center in Europe. Both our U.S. and UK distribution centers ship merchandise by third party carrier to our individual store locations. To keep our assortment fresh and exciting, we typically ship merchandise to our stores three to five times per week. We also utilize an 11,500 square foot distribution center in Hong Kong that is operated by a third party to supply our franchised stores primarily based in the Middle East and South Africa.

Quality assurance

We source a substantial majority of our products through vendors that are principally coordinated by our Hong Kong sourcing office. These vendors in turn rely on a number of production facilities, primarily in China. Before placing any orders with a production facility, we conduct an audit that has three components: social and environmental; business accountability; and technical. The social and environmental and business accountability audits are conducted on a pass/fail basis. If a production facility fails any such audit, we will not place any orders until the production facility has passed a re-audit. Production facilities are re-audited every one-to-three years, depending on performance on the previous audit.

In addition, before we order a product for the first time (even if it is from an existing vendor), the product must pass a compliance test by a Consumer Product Safety Commission (CPSC)-approved lab. Upon receipt of goods at our U.S. and UK distribution centers, we test products for compliance with applicable regulations on heavy metals and other legal requirements.

Marketing and e-commerce

We rely on an omni-channel approach to marketing and advertising. Our investments in marketing, our loyalty program, and our new consumer-facing technologies are focused on acquiring new customers, developing stronger relationships with our existing customers, and extending our customers’ connections with our brands. Given our focus as a shopping destination, we invest in locating our stores (including store-in-store locations) and concessions in prominent, high-traffic locations. Our stores and concessions feature colorful displays showcasing our fun merchandise, latest trends and key items, adding to the fun and playful atmosphere of the store. Our brands are also featured on the packaging for most of our products. We believe that our customer develops an affinity for the Claire’s® brand through their interactions with our associates, stores and digital platforms, their piercing experience and through our marketing campaigns. In November 2020, we launched our Claire’s® Rewards program in the United States to drive customer traffic, sales and brand loyalty, and we are in the process of expanding the loyalty program to additional countries. Customers can enroll in the program in-store, online or via our app. Members earn points for every dollar spent and can also unlock a $5 reward after every $100 of spend in-store or online. Members receive free shipping twice annually and personalized promotions, and are eligible for exclusive events. As of July 31, 2021, we counted over 5.6 million rewards members. During the six months ended July 31, 2021, approximately half of our U.S. Retail sales were made to customers who are members of Claire’s® Rewards. The Claire’s® Rewards program gives us greater insight into our customers and allows us to employ more personalized consumer messaging and marketing. We communicate with members of our Claire’s® Rewards program via SMS messaging, emails and direct mail.

We are preparing to launch a subscription program in late 2021, offering curated boxes of jewelry and accessories to our customers. Our subscription program will provide customers with access to the latest trends from Claire’s®, in some cases before they are available in stores or online. We intend to offer several different subscription boxes that will appeal to various consumer segments distributed multiple times per year.

We use our Claire’s® and Icing® websites for commerce and community, promoting and selling the latest products available at Claire’s® and Icing® and further connecting with our customers, including educating them on recent trends, current offerings and our ear piercing process and options. We are continuing to invest in our digital offerings to improve the customer experience and provide seamless and consistent brand interactions across every channel. We currently offer Buy Online, Pick-Up in Store (“BOPIS”) capability in most of our company-operated stores.

Our digital media, social media, email and texting campaigns are complementary to the in-store experience. We leverage our social media presence by posting engaging and fun content focused on key trend items, “behind-the-scenes” snippets and user-generated images. As of July 31, 2021, we had over 3.6 million followers across our social media channels (including Facebook, Instagram, Pinterest, Tiktok, Twitter and YouTube), and our mobile app, which is currently available in the United States and United Kingdom, had been downloaded over 1.5 million times.

Competition

We compete with international, national and local department stores, specialty and discount store chains, mass merchants, independent retail stores, e-commerce services, direct marketing to consumers and catalog businesses that market similar lines of merchandise. We have strong brand recognition among our core demographic, with our products being. regularly featured in editorial coverage, social media and fashion periodicals relevant for our target audience. We are also known as the leading retail piercing destination, providing customers with a safe and affordable experience from a brand they trust. Our highly trained associates and over 40 years of piercing experience have made us a destination worldwide for ear piercing.

We believe that we compare favorably relative to many of our competitors based on our brand recognition, piercing services, merchandise assortment, compelling value, store and concession locations, e-commerce capabilities, speed to market and the shopping experience. Nonetheless, certain of our competitors have greater financial, distribution, marketing, e-commerce and other resources than we do.

Seasonality

Our quarterly business performance has historically exhibited less volatile quarterly sales activity compared to other jewelry, accessories and apparel retailers, with each quarter representing approximately 20% to 30% of revenue during a typical fiscal year. However, we experience peak selling periods during or around certain holidays and key retail shopping periods such as the year-end holiday season, back-to-school periods, Easter, spring break, Halloween, St. Patrick’s Day and the Fourth of July. In addition, our sales of each product category can vary from period to period depending on current trends.

Principal properties

Our principal executive offices, headquarters and North American distribution centers are presently located in Hoffman Estates, Illinois, consisting of approximately 530,000 square feet under a lease that expires in 2030. We also have an office and distribution center in Birmingham, United Kingdom, consisting of approximately 70,000 square feet under a lease that expires in 2024, and an office in Hong Kong, consisting of approximately 8,500 square feet under a lease that expires in 2023.

We lease all of our store (including store-in-store) locations. We generally operate our stores under lease commitments that are between two and five years in North American and between five and ten years in Europe. As of July 31, 2021, our average remaining lease commitment on our existing real estate portfolio was approximately 23 months in North America and 23 months in Europe.

Intellectual property

Our Claire’s® and Icing® trademarks, which constitute our primary intellectual property, have been registered in the U.S. Patent and Trademark Office and with the registries of certain other foreign jurisdictions, including in the jurisdictions where our products are manufactured and/or sold. In particular, our trademark portfolio consists of over 300 trademark registrations and applications in the United States and other jurisdictions around the world, including for Claire’s® and Icing® in the United States, the United Kingdom, the European Union, China and multiple other countries. We intend to maintain our trademarks and related registrations and protect our intellectual property assets against counterfeiting, infringement, misappropriation, dilution or other violations. However, we may be unable to register or otherwise protect our trademarks in all jurisdictions or in all classes relevant to us. There can be no assurance that the actions we have taken to establish and protect our trademarks will be adequate to prevent the imitation of our products or brands by others, or to prevent others from seeking to block our use or registration of our trademarks as a violation of the trademarks and other intellectual property rights of others.

Due to the broad consumer recognition of the Claire’s® brand in North America and Europe and the Icing® brand in North America, we face a risk of counterfeiting by third parties. We monitor and enforce our intellectual property and proprietary rights against counterfeiting, infringement, misappropriation, dilution and other violations by third parties where and to the extent we deem feasible and appropriate. However, the actions we take to protect our intellectual property rights may not be adequate to prevent third parties from counterfeiting or copying our products or infringing, misappropriating, diluting or otherwise violating our trademarks or other intellectual property rights, and the laws of foreign jurisdictions may not protect intellectual property rights to the same extent as do the laws of the U.S. For more information regarding risks related to our intellectual property, see “Risk Factors—Risks related to information technology, data security and intellectual property.”

Employees and human capital resources

Our success depends on our ability to attract, retain and motivate highly qualified personnel. As of July 31, 2021, we had approximately 13,100 employees, of which approximately 5,300 employees were full time. Our employees are based in a variety of locations, with our corporate employees based primarily at our offices located at Hoffman Estates, Illinois; Pembroke Pines, Florida; Birmingham, United Kingdom; and Hong Kong. The majority of our employees are sales associates and store managers, located across the geographic footprint of our businesses. As of July 31, 2021, approximately 8% of our employees were represented by works councils with whom we regularly consult and approximately 18% were party to a collective bargaining agreement, and all of these representations and agreements reside within our European workforce. We have not experienced any work stoppages and we consider our relationship with our employees to be good. However, we, like other members of the retail and hospitality industries, have been challenged by higher than average turnover this fiscal year than in prior years.

We strive to foster an innovative culture as we further build our business and expand our products and services, and we view our human capital-related initiatives as an ongoing priority. Such initiatives include: the launch of a global human capital system, targeted to be operational in the latter half of fiscal year 2022; investment in workplace culture enhancements such as global employee resources groups and company-wide Diversity, Equity and Inclusion events and objectives; the creation of development and training programs and resources aligned to the forward-looking needs of both employees and the organization; and specific investments in key talent additions to upskill areas of strategic importance.

Government regulation

We are subject to laws and regulations affecting our business, including product safety (as further described below); trade, transportation and customs (as further described below); anti-bribery and anti-corruption (such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010); privacy and data security (such as the EU General Data Protection Act, the California Consumer Privacy Act and the California Privacy Rights Act); advertising and consumer protection (such as the Federal Trade Commission Act and the U.S. Telephone Consumer Protection Act of 1991); accessibility; health care, employment and labor laws; and zoning and occupancy ordinances that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores and e-commerce sites.

We are committed to providing products to our consumers that are safe as well as fun and fashionable. Our product safety program is designed to offer products that comply with all applicable laws and regulations, including the U.S. Consumer Product Safety Improvement Act of 2008 (“CPSIA”), the U.S. Federal Food Drug and Cosmetic Act, the U.S. Federal Hazardous Substance Act, the U.S. Flammable Fabrics Act, the UK’s and the EU’s Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) regulation and the Canada Consumer Product Safety Act (“CCPSA”).

We source substantially all of our products through a network of vendors primarily in Asia. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions. In addition, each of the countries in which our products are sold has laws and regulations covering imports and exports. The United States and other countries in which our products are sold may impose, from time to time, new duties, tariffs, surcharges, or other import controls or restrictions, or adjust presently prevailing duty or tariff rates or levels. We therefore monitor import restrictions and developments and seek to minimize our potential exposure to import related risks, including, to the extent practicable, through shifts of production among countries.

Legal proceedings

We are and from time to time we may be involved in various legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of litigation and claims are inherently unpredictable and uncertain, we are not currently a party to any legal proceedings the outcome of which, if determined adversely to us and either individually or taken together, would be expected to have a material adverse effect on our business, financial condition or results of operations in excess of our litigation reserves. Regardless of the outcome, litigation has the potential to have a material adverse impact on us because of defense and settlement costs, diversion of management resources, damage to our brands and other factors. See “Risk factors—Risks related to our business and industry—Litigation matters and regulatory enforcement actions relating to our business could be adversely determined against us or otherwise distract management from our business activities and result in significant liability or damage to our brands.”

MANAGEMENT

Executive Officers and Directors

The following table presents the names of the current executive officers, directors and director nominees.

Name	Age	Position
Executive Officers
Ryan Vero	51	Chief Executive Officer and Director
Colleen Collins	57	Executive Vice President, Stores
Jordana Kammerud	44	Executive Vice President, Chief Human Resources Officer
Brendan McKeough	54	Executive Vice President, General Counsel and Secretary
Beth Moeri	54	Executive Vice President, Chief Merchandising Officer
Kristin Patrick	51	Executive Vice President, Chief Marketing Officer
Marc Saffer	63	Executive Vice President, Chief Information Officer
Michael Schwindle	54	Executive Vice President, Chief Financial Officer
Directors
Samantha Algaze	33	Director and Chairman of the Board of Directors
Carmen Bauza	59	Director
Paul Best	43	Director
Kevin Corning	58	Director
Patrick Fallon	32	Director
Theophlius Killion	70	Director
Samantha Lomow	47	Director
Arthur Rubinfeld	67	Director

Executive Officers

Ryan Vero

Mr. Vero has served as Chief Executive Officer and Director of the Company since July 2019. Prior to this, from 2016 to 2019, Mr. Vero served as President, Retail at Party City Holdings. From 2014 to 2016, he served as President, Grocery and Drugstore at Sears Holdings Corporation. Mr. Vero served as Executive Vice President, Chief Merchandising and Marketing Officer at OfficeMax from 2005 to 2011. Mr. Vero holds a BS and BBA in Finance from St. Bonaventure University and an MBA from the Weatherhead School of Management at Case Western Reserve University. We believe Mr. Vero’s extensive experience in the consumer goods and retail space, leadership and management expertise make him a valuable member of our board of directors.

Colleen Collins

Ms. Collins joined the Company in 1987, and currently serves as Executive Vice President, Stores, a position she has held since October 2017. Prior to this, from 2015 to 2017, she served as Global Senior Vice President, Stores of the Company, and from 2005 to 2015, she served as Senior Vice President of North America Stores of the Company.

Jordana Kammerud

Ms. Kammerud has served as Executive Vice President, Chief Human Resources Officer of the

Company since February 2020. Prior to this, she was at Core-Mark, serving as Chief Human Resources

Officer, Senior Vice President from 2017 to 2020. Prior to Core-Mark, she was at SC Johnson, serving as Vice President, Human Resources, Global Commercial Division from 2014 to 2017, Vice President, Human Resources, North America from 2012 to 2014 and Director, Human Resources, North America Product Supply from 2010 to 2012. She previously held positions at American Express and DaimlerChrysler. Ms. Kammerud received a BS in Sociology from the University of Wisconsin-La Crosse and an MS in Industrial Relations from the University of Wisconsin-Madison.

Brendan McKeough

Mr. McKeough has served as Executive Vice President, General Counsel and Secretary of the Company since January 2020. Prior to this, he was at Essendant Inc., serving as Senior Vice President, General Counsel, Secretary and Chief Compliance Officer from 2017 to 2019, Deputy General Counsel and Assistant Secretary from 2013 to 2017 and Assistant General Counsel from 2003 to 2013. He previously held positions at Sears and in private practice. He received his BA in History from the University of Illinois Urbana-Champaign and JD from the University of California, Los Angeles.

Beth Moeri

Ms. Moeri rejoined the Company as Executive Vice President, Chief Merchandising Officer in June 2020, after previously serving as Vice President and Divisional Merchandise Manager of Fashion, Jewelry and Accessories from 1997 to 2007. Ms. Moeri previously served as Executive Vice President, Portfolio Brands at Fossil Group from 2018 to 2020. From 2012 to 2018, she was Chief Merchandising Officer at Pandora Jewelry and from 2007 to 2011, she was Vice President, General Merchandise Manager at Yankee Candle. Ms. Moeri serves as a director for Jewelers for Children. Ms. Moeri holds a BS in Human Environmental Science from the University of Missouri—Columbia.

Kristin Patrick

Ms. Patrick has served as Executive Vice President, Chief Marketing Officer of the Company since March 2021. Prior to this, Ms. Patrick served as the interim Chief Marketing Officer of Torrid from 2019 to 2021. Prior to Torrid, she was at PepsiCo, serving as Global Chief Marketing Officer from 2015 to 2019 and the first ever Global Chief Marketing Officer, Pepsi Brand from 2013 to 2015. She previously held positions at Playboy Enterprises, William Morris Endeavor, GAP, Liz Claiborne, NBC Universal, Calvin Klein, The Walt Disney Company and Revlon. Ms. Patrick holds a holds a BA in Business from Emerson College.

Marc Saffer

Mr. Saffer has served as Executive Vice President, Chief Information Officer of the Company since April 2020. Prior to this, he served as Senior Vice President and Interim Chief Information Officer at Centric Brands from 2018 to 2019. From 2016 to 2018, Mr. Saffer served as Senior Vice President, Information Technology at Global Brands Group and, from 2010 to 2016, Chief Information Officer at J. Crew. He previously held positions at Duane Reade, Langdon Technology Group and Columbia House. Mr. Saffer serves on the board of directors of Taylored Fulfillment Services. Mr. Saffer holds an associates degree in Electro-Mechanical Technology from the City University of New York.

Michael Schwindle

Mr. Schwindle has served as Executive Vice President, Chief Financial Officer of the Company since March 2020. Prior to this, he served as Executive Vice President, Chief Financial Officer for Fleet Farm from 2018 to 2020, where he led the Finance, Human Resources and Information Technology departments. From 2015 to 2017, Mr. Schwindle served as Chief Financial Officer at Payless ShoeSource, from 2011 to

2015, as Chief Financial Officer at Harry & David and from 2008 to 2011, as Chief Financial Officer at Musicians Friend. Mr. Schwindle also previously held leadership positions at Home Depot and began his career at Deloitte & Touche. Mr. Schwindle holds a BA in Accounting and an MBA from Wright State University.

Directors and Director Nominees (who are not Executive Officers)

Samantha Algaze

Ms. Algaze has served as Chairman of the board of directors of the Company since October 2018. Ms. Algaze has been at Elliott Management Corporation since 2013. She has served as a Portfolio Manager since 2020 and served as an Associate Portfolio Manager from 2017 to 2019 and an Analyst from 2013 to 2016. Prior to Elliott, from 2012 to 2013, she was an Associate at H.I.G. Capital in the Private Equity division and, from 2010 to 2012, an Investment Banking Analyst at Deutsche Bank. She also serves as a Director at Peabody Energy Corporation and at Automotores Gildmeister. Ms. Algaze holds a BS in Economics from the University of Pennsylvania, Wharton School of Business. We believe Ms. Algaze’s extensive experience in the investment space and operational expertise make her a valuable member of our board of directors.

Carmen Bauza

Ms. Bauza has served on the board of directors of the Company since October 2018. From 2019 to 2021, Ms. Bauza served as Chief Merchandising Officer at Fanatics. Prior to this, she was Chief Merchandising Officer at HSN from 2016 to 2017 and Senior Vice President, General Merchandise Manager Consumables, Health and Wellness at Walmart from 2007 to 2016. She has previously held roles at Bath & Body Works, Five Below and The Walt Disney Company. Ms. Bauza is currently a member of the board of trustees at Seton Hill University and the advisory board of RoundTable Healthcare Partners Council. She previously served as a Director of Walmart of Mexico, the National Association of Chain Drug Stores, the Network of Executive Women and the Literacy Council of Benton County. Ms. Bauza holds a BS in Fashion Merchandising and Business from Seton Hill University. We believe Ms. Bauza’s extensive experience in merchandising and leadership make her a valuable member of our board of directors.

Paul Best

Mr. Best has served on the board of directors of the Company since August 2020. Since 2017, Mr. Best has been at Elliott Advisors (UK), where he serves as a Portfolio Manager and Head of European Private Equity. Prior to joining Elliott, he was at Warburg Pincus, serving as Managing Director from 2014 to 2017, Principal from 2007 to 2011, Associate from 2004 to 2007 and Analyst from 2002 to 2004. Before this, he was at Morgan Stanley. He is Chairman of the board of directors at Barnes & Noble, Book Retail Bidco Ltd. (the parent company of Waterstones Ltd.) and Paper Source Inc. He has previously served on the board of directors of Apteki Gemini, Inea, Reiss, Poundland and Ziggo. Mr. Best holds an MA in Mathematics from Cambridge University. We believe Mr. Best’s extensive experience in the investment space and operational expertise make him a valuable member of our board of directors.

Kevin Corning

Mr. Corning has served on the board of directors of the Company since October 2018. Mr. Corning served as interim Chief Executive Officer for the Company from March 2019 to August 2019. Prior to this, Mr. Corning was Executive Vice President, International for Carter’s from 2012 to 2019. He previously held roles at DKSH, Mars Inc., Fossil and Nike. Mr. Corning also spent five years as a US Army officer. Mr. Corning holds a BA in Political Science from the College of William and Mary and an MBA from the Kellogg School of Management at Northwestern University. We believe Mr. Corning’s extensive experience managing retail brands and leadership make him a valuable member of our board of directors.

Patrick Fallon

Mr. Fallon has served on the board of directors of the Company since November 2018. Since 2012, Mr. Fallon has been at Monarch Alternative Capital LP, where he currently serves as a Managing Principal. Prior to Monarch, Mr. Fallon was an Analyst in the Leveraged Finance Group at Deutsche Bank. Mr. Fallon serves as a Director of CorePower Holdco LLC, All Day Holdings LLC, Pyxus International and 24 Hour Fitness. He previously served as a director of Navig8 Product Tankers Inc. Mr. Fallon holds a BS in Economics from Duke University. We believe Mr. Fallon’s extensive experience in the investment space and operational expertise make him a valuable member of our board of directors.

Theophlius Killion

Mr. Killion has served on the board of directors of the Company since October 2018. Since 2016, Mr. Killion has been a managing partner of The Sierra Institute, a Dallas-based human resources consortium. Prior to this, Mr. Killion served as Chief Executive Officer of The Zale Corporation from 2008 to 2014. He previously held leadership roles at Tommy Hilfiger, Limited Brands (now L Brands), The Home Shopping Network and Macy’s. He also serves on the board of directors of Torrid. He previously served on the board of directors of Tailored Brands, Inc., Libbey, Inc., Express, Inc., and The Zale Corporation. Mr. Killion is also a member of the National Association of Corporate Directors. Mr. Killion holds a BA in History and English and a MEd from Tufts University. We believe Mr. Killion’s experience in retail merchandising, human capital management, diversity, equity and inclusion and board governance make him a valuable member of our board of directors.

Samantha Lomow

Ms. Lomow has served on the board of directors of the Company since 2018. Since February 2021, Ms. Lomow has served as a Special Advisor to Hasbro, which she initially joined in 2001. Ms. Lomow’s previous roles at Hasbro include President, Branded Entertainment from 2020 to 2021, President, Entertainment Brands from 2018 to 2020 and Senior Vice President, Hasbro Brands from 2016 to 2018. She is a board member of the Day One Organization in Rhode Island. Ms. Lomow holds a BA in International Relations from the University of Toronto. We believe Ms. Lomow’s extensive experience managing consumer brands and leadership make her a valuable member of our board of directors.

Arthur Rubinfeld

Mr. Rubinfeld has served as a Director of the Company since September 2020. Since 2017, Mr. Rubinfeld has served as Founder and President of Airvision, a strategy advisory firm. Prior to this, he was at Starbucks, which he joined in 1992, and most recently served as President, Global Innovation from 2014 to 2017, President, Chief Creative Officer from 2012 to 2014, President, Global Development from 2008 to 2014 and Executive Vice President, Real Estate and Store Development from 1992 to 2002. Mr. Rubinfeld serves as a director of Shopko Optical and Essential Baking Company. He previously served on the boards of United Capital, Aeropostale and Savers/Value Village. Mr. Rubinfeld holds a BA in Environmental Design and a Masters in Architecture from the University of Colorado. We believe Mr. Rubinfeld’s extensive experience growing brands and leadership make him a valuable member of our board of directors.

Board Structure

Upon closing of this offering, our board of directors will consist of         members.

Director Independence

Our board of directors has determined that          are independent directors under the         rules, and directors are independent under Rule 10A-3 under the Exchange Act for audit committee purposes.

Board Committees

Upon the consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The following is a brief description of our committees.

Audit Committee

The members of our audit committee are             ,              and             .              will serve as the chair of our audit committee. The composition of our audit committee meets the requirements for independence under the current             listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that              is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•

approving the planned scope and timing, and discussing the findings, of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or auditing matters;

•	considering the adequacy of our internal controls and internal audit function; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee are             ,              and             .              is the chairman of our compensation committee. The composition of our compensation committee meets the requirements for independence under the current             listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall executive compensation philosophy.

Nominating and Governance Committee

The members of our nominating and governance committee are             ,              and             .              is the chairman of our nominating and governance committee. The composition of our nominating and governance committee meets the requirements for independence under the current     listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	overseeing the process of evaluating the performance of our board of directors;

•	reviewing and overseeing the Company’s Environmental, Social, and Governance (“ESG”) initiatives; and

•	assisting our board of directors on corporate governance matters.

Code of Business Conduct and Ethics

In connection with this offering, our board of directors will adopt a new code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon closing of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have reduced disclosure obligations regarding executive compensation compared to companies that are not emerging growth companies. Under the JOBS Act, we will remain an emerging growth company for the first five fiscal years after we complete our initial public offering, unless (a) we have total annual gross revenues of $1.07 billion or more, (b) we issue more than $1 billion in non-convertible debt over a three-year period, or (c) we are deemed to be a “large accelerated filer” under the Exchange Act.

Summary compensation table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers during our fiscal year 2020 (collectively referred to as our “named executive officers,” or “NEOs”).

2020 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Ryan Vero	2020	$842,884	$800,000	—	$570,560	$2,213,444
Chief Executive Officer

Michael Schwindle(4)	2020	$484,423	$264,000	$1,495,198	$26,237	$2,269,858
Executive Vice President and Chief Financial Officer

Jordana D. Kammerud(5)	2020	$382,500	$229,000	$1,423,131	—	$2,034,631
Executive Vice President, Chief Human Resources Officer, Enterprise Transformation and Strategy

(1)

The amounts reported in this column represent discretionary management incentives paid to our NEOs in respect of fiscal year 2020 (paid in March 2021), as discussed below under “Fiscal year 2020 annual management incentives.”

(2)

Under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan (the “2018 Plan”), the Company granted restricted stock units (“RSUs”) to Mr. Schwindle and Ms. Kammerud in fiscal year 2020. The RSUs are a mixture of RSUs with respect to the Company’s Common Units (“Common RSUs”) and RSUs with respect to the Company’s Series A Preferred Units (“Preferred RSUs) (see “Fiscal year 2020 equity compensation” below for further information). The amounts reported in this column represent the aggregate grant date fair value of such RSUs, as calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures, assuming target performance with respect to the performance-based RSUs (which was the probable outcome of the related performance conditions as of their grant date), and taking into account the preferred return that accrues on Series A Preferred Units underlying Preferred RSUs (see “Fiscal year 2020 equity compensation” below for further information regarding the preferred return). The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 9, “Stock-Based Compensation,” to our consolidated financial statements included elsewhere in this prospectus.

The grant date fair market value for the time-based RSUs granted to Mr. Schwindle and Ms. Kammerud were as follows:

Named Executive Officer	Grant Date FMV of Time-Based Common RSUs	Grant Date of FMV of Time- Based Preferred RSUs	Aggregate Grant Date FMV of Time- Based RSUs
Michael Schwindle	$155,854	$591,745	$747,599
Jordana D. Kammerud	$148,404	$564,079	$712,483

The grant date fair market value for the performance-based RSUs granted to Mr. Schwindle and Ms. Kammerud at target (included in the table above) and maximum performance levels were as follows:

Target Performance

Named Executive Officer	Grant Date FMV of Performance- Based Common RSUs	Grant Date of FMV of Performance- Based Preferred RSUs	Aggregate Grant Date FMV of Performance- Based RSUs
Michael Schwindle	$155,854	$591,745	$747,599
Jordana D. Kammerud	$148,106	$562,542	$710,648

Maximum Performance

Named Executive Officer	Grant Date FMV of Performance- Based Common RSUs	Grant Date of FMV of Performance- Based Preferred RSUs	Aggregate Grant Date FMV of Performance- Based RSUs
Michael Schwindle	$233,781	$887,618	$1,121,399
Jordana D. Kammerud	$222,159	$843,813	$1,065,972

(3)	The amounts reported in this column represent (i) for Mr. Vero, a relocation allowance and (ii) for Mr. Schwindle, reimbursement for certain relocation expenses.
(4)

Mr. Schwindle commenced employment with us on March 2, 2020. The amount reported in the “Salary” column for Mr. Schwindle reflects the base salary paid to him for the portion of fiscal year 2020 during which he was employed by us.

(5)

Ms. Kammerud commenced employment with us on February 24, 2020. The amount reported in the “Salary” column for Ms. Kammerud reflects the base salary paid to her for the portion of fiscal year 2020 during which she was employed by us.

Narrative to the summary compensation table

Fiscal year 2020 base salary

The following table sets forth the fiscal year 2020 annual base salaries of our named executive officers and any increases approved by our compensation committee for fiscal year 2021.

Named Executive Officer	Fiscal Year 2020 Annual Base Salary	Fiscal Year 2021 Annual Base Salary
Ryan Vero	$900,000	$930,000
Michael Schwindle	$550,000	$565,000
Jordana D. Kammerud	$425,000	$445,000

During fiscal year 2020, in response to the COVID-19 pandemic, each of our NEOs voluntarily agreed to a reduction in annual base salary during the period from March 29, 2020 through June 15, 2020 as follows: (i) Mr. Vero’s base salary was reduced by 30% to $630,000, (ii) Mr. Schwindle’s base salary was reduced by 20% to $440,000 and (iii) Ms. Kammerud’s base salary was reduced by 20% to $340,000. These foregone amounts were not repaid to the NEOs.

Fiscal year 2020 annual management incentives

We maintain a fiscal year management cash incentive program in which each of our named executive officers was eligible to participate for fiscal year 2020. Each named executive officer’s target incentive is expressed as a percentage of base salary, which for fiscal year 2020 was as follows: Mr. Vero: 100%; Mr. Schwindle: 60%; and Ms. Kammerud: 60%. Payment of the annual management incentive is subject to the NEO’s continued employment with us on the date such incentives are paid.

For fiscal year 2020, due to uncertainty arising as a result of the COVID-19 pandemic, no performance metrics were set for our management incentive program. Rather, at the end of fiscal year 2020, our board of managers (and, following this offering, our board of directors, or our “Board”) reviewed our overall annual financial results and individual performances and determined that our NEOs would receive discretionary management cash incentive payments as set forth in the table below:

Named Executive Officer	Fiscal Year 2020 Management Incentive	Percentage of Target Award
Ryan Vero	$800,000	88.9%
Michael Schwindle	$264,000	80.0%
Jordana D. Kammerud	$229,000	89.8%

Employment agreement and offer letters

We have entered into an employment agreement or an offer letter with each of our NEOs, the material terms of which are summarized below.

Employment agreement with Ryan Vero

On June 23, 2019, we entered into an employment agreement with Ryan Vero, our CEO, which was amended on February 13, 2020 (the “Vero Employment Agreement”). The Vero Employment Agreement will remain in effect through the termination of Mr. Vero’s employment with the company. The Vero Employment Agreement provides for an initial annual base salary of $900,000, subject to increases (if any) as may be approved by the compensation committee, and an annual discretionary management incentive award. The target amount of Mr. Vero’s annual management incentive is equal to 100% of his annual base salary, with the actual amount determined by the compensation committee in its discretion. Mr. Vero also received a lump sum relocation amount equal to $570,560.

In the event that we terminate Mr. Vero’s employment without “cause”, or if Mr. Vero resigns for “good reason”, subject to his execution and non-revocation of a release of claims, he will be eligible to receive (a) 18 months’ base salary, payable in accordance with our regular payroll practices, (b) any unpaid prior year annual management incentive, (c) a pro rata target annual management incentive for the year of termination, (d) an additional 18 months vesting under equity awards granted pursuant to the Vero Employment Agreement and (e) a monthly payment equal to 100% of his COBRA premiums, if elected, for up to 18 months.

In connection with the Vero Employment Agreement, Mr. Vero entered into a restrictive covenant agreement, which provides for perpetual confidentiality obligations, a non-competition covenant for a period of 18 months following his termination of employment, a non-solicitation of employees and consultants for a period of 24 months following his termination of employment, and a perpetual non-disparagement covenant.

Offer letter with Michael Schwindle

On February 7, 2020, we entered into an offer letter with Michael Schwindle, our Executive Vice President and Chief Financial Officer (the “Schwindle Offer Letter”). The Schwindle Offer Letter provides for an initial annual base salary of $550,000 and an annual performance management incentive target of 60% of Mr. Schwindle’s annual base salary.

In the event that we terminate Mr. Schwindle’s employment without “cause” or if Mr. Schwindle resigns for “good reason” (each as defined in the Schwindle Offer Letter), he will be eligible to receive any accrued but unpaid prior year annual management incentive, plus, subject to his execution and non-revocation of a release of claims, (a) 12 months’ base salary as in effect at the time of termination or, if greater, as in effect at any time in the 12 months prior to termination, paid in 12 equal monthly installments, (b) a pro rata annual management incentive for the year of termination based on actual performance, and (c) subject to his timely election of COBRA coverage, an amount sufficient to cover the company’s portion of active employee medical premiums for a period of 12 months.

In connection with the grant of RSUs made to Mr. Schwindle during fiscal year 2020, Mr. Schwindle entered into an employee restrictive covenant and intellectual property assignment agreement, which provides for perpetual confidentiality obligations, a non-competition covenant for a period of 12 months following his termination of employment and a non-solicitation of employees for a period of 12 months following his termination of employment.

Offer letter with Jordana Kammerud

On December 23, 2019, we entered into an offer letter with Jordana Kammerud, our Executive Vice President, Chief Human Resources Officer, Enterprise Transformation and Strategy (the “Kammerud Offer Letter”). The Kammerud Offer Letter provides for an initial annual base salary of $425,000 and an annual performance management incentive target of 60% of Ms. Kammerud’s annual base salary (which management incentive was not prorated for 2020 based on Ms. Kammerud’s start date with us).

In the event that we terminate Ms. Kammerud’s employment without “cause” (as defined in the Kammerud Offer Letter), subject to her execution and non-revocation of a release of claims, she will be eligible to receive (a) 12 months’ base salary as in effect at the time of termination or, if greater, as in effect at any time in the 12 months prior to termination, paid in 12 equal monthly installments, (b) a pro rata annual management incentive for the year of termination based on actual performance, and (c) subject to her timely election of COBRA coverage, an amount sufficient to cover the company’s portion of active employee medical premiums for a period of 12 months.

In connection with the grant of RSUs made to Ms. Kammerud during fiscal year 2020, Ms. Kammerud entered into an employee restrictive covenant and intellectual property assignment agreement, which provides for perpetual confidentiality obligations, a non-competition covenant for a period of 12 months following her termination of employment and a non-solicitation of employees for a period of 12 months following her termination of employment.

Fiscal year 2020 equity compensation

Mr. Schwindle and Ms. Kammerud each received grants of RSUs in fiscal year 2020 under the 2018 Plan as follows:

		Time-Based RSUs		Performance Based RSUs
Named Executive Officer	Grant Date	Common RSUs	Preferred RSUs	Common RSUs	Preferred RSUs	Total RSUs
Michael Schwindle	March 2, 2020	1,046	385	1,046	385	2,862
Jordana D. Kammerud	February 24, 2020	758	279	757	279	2,073
Jordana D. Kammerud	February 24, 2020	238	88	237	87	650

The second grant for Ms. Kammerud was to replace equity awards she forfeited when she left her previous employer to join the Company.

The time-based RSUs granted to Mr. Schwindle will vest as to 25% of such RSUs on each anniversary of the Grant Date and the time-based RSUs granted to Ms. Kammerud will vest as to 20% of such RSUs on each anniversary of the Grant Date. The performance-based RSUs are subject to continued service through the applicable vesting date and the Company’s level of achievement against EBITDA-based performance targets. Each Series A Preferred Unit also accrues the preferred return that is payable on the Company’s Series A Preferred Units. The preferred return on Series A Preferred Units is payable in additional Series A Preferred Units and is referred to herein as “PIK Units.” The preferred return on Preferred RSUs is payable in additional Preferred RSUs, which are subject to the same vesting and settlement terms as the underlying Preferred RSU and is referred to herein as “PIK RSUs.” The number of PIK RSUs held by each named executive officer as of the end of fiscal year 2020 is included in the “Outstanding Equity Awards at 2020 Fiscal Year End” table below.

Any vested RSUs will be settled on the earlier of a change in control of the Company and February 1, 2025 (or, if later, the date on which the RSU vested). In connection with the closing of the offering, all outstanding RSUs will convert to awards of RSUs to receive shares of common stock of Claire’s Inc. in the same manner as the conversion of outstanding Common Units and Series A Preferred Units. See “Corporate Conversion.”

Retirement savings and health and welfare benefits

We maintain a tax-qualified defined contribution 401(k) plan for our employees (including our named executive officers), who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Company matching contributions under the 401(k) plan of up to 3% of a participant’s contribution are made on a discretionary basis. No matching contributions were made for fiscal year 2020.

All of our full-time employees, including our named executive officers, are eligible to participate in a broad array of customary health and welfare plans.

OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR END

The following table sets forth specified information concerning unvested RSUs held by each of the named executive officers as of January 30, 2021.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Ryan Vero	1/30/2020	5,004	(2)	$2,840,268	6,173	(3)	$3,550,037	(4)
	1/30/2020	995	(5)	$571,595	—		—

Michael Schwindle	3/2/2020	1,469	(6)	$806,005	1,469	(7)	$806,005	(8)

Jordana Kammerud	2/24/2020	1,065	(9)	$584,801	1,064	(10)	$584,652	(11)
	2/24/2020	334	(12)	$183,014	332	(13)	$181,328	(14)

(1)	RSUs were valued based on a fair market value of $149 per unit for our Common Units and $1,537 per unit for our Series A Preferred Units as of January 30, 2021, in each case on a fully diluted basis.
(2)

Reflects 3,424 unvested time-based Common RSUs, 1,260 unvested time-based Preferred RSUs, and 256 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 30, 2021. On July 15, 2021, the following additional time-based RSUs included in this award vested: 856 Common RSUs, 315 Preferred RSUs and 117 PIK RSUs issued with respect to the Preferred RSUs included in this award. An approximately equal number of the remaining time-based RSUs, including an additional 20% of the aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of July 15, 2022, 2023 and 2024, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle upon the earlier of a change in control and February 1, 2025.

(3)

Reflects 4,278 unvested performance-based Common RSUs, 1,575 unvested performance-based Preferred RSUs and 320 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on the last day of the Company’s 2023 fiscal year subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(4)	Reported assuming target performance. The market value assuming maximum performance was $5,325,056.
(5)

Reflects 690 unvested time-based Common RSUs, 254 unvested time-based Preferred RSUs, and 51 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 30, 2021. On July 15, 2021, the following additional time-based RSUs included in this award vested: 230 Common RSUs, 84 Preferred RSUs and 32 PIK RSUs issued with respect to the Preferred RSUs included in this award. An approximately equal number of the remaining time-based RSUs, including an additional 25% of the aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of July 15, 2022 and 2023, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle within 30 days of vesting.
(6)

Reflects 1,046 unvested time-based Common RSUs, 385 unvested time-based Preferred RSUs, and 38 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 30, 2021. On March 2, 2021, the following additional time-based RSUs included in this award vested: 261 Common RSUs, 96 Preferred RSUs and 17 PIK RSUs issued with respect to the Preferred RSUs included in this award. An approximately equal number of the remaining time-based RSUs, including an additional 25% of the aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of March 2, 2022, 2023 and 2024, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle upon the earlier of a change in control and February 1, 2025.

(7)

Reflects 1,046 unvested performance-based Common RSUs, 385 unvested performance-based Preferred RSUs and 38 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on the last day of the Company’s 2023 fiscal year subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(8)	Reported assuming target performance. The market value assuming maximum performance was $1,209,008.
(9)

Reflects RSUs with respect to 758 unvested time-based Common RSUs, 279 unvested time-based Preferred RSUs, and 28 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 30, 2021. On February 24, 2021, the following additional time-based RSUs included in this award vested: 151 Common RSUs, 56 Preferred RSUs and 9 PIK RSUs issued with respect to the Preferred RSUs included in this award. An approximately equal number of the remaining time-based RSUs, including an additional 20% of the aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of February 24, 2022, 2023, 2024 and 2025, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle upon the earlier of a change in control and February 1, 2025 (or, if later, the date on which the RSU vested).

(10)

Reflects 757 unvested performance-based Common RSUs, 279 unvested performance-based Preferred RSUs and 28 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on the last day of the Company’s 2023 fiscal year subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(11)	Reported assuming target performance. The market value assuming maximum performance was $876,978.
(12)

Reflects 238 unvested time-based Common RSUs, 88 unvested time-based Preferred RSUs, and 8 unvested PIK RSUs issued with respect to the time-based Preferred RSUs included in this award as of January 30, 2021. On February 24, 2021, the following additional time-based RSUs included in this award vested: 47 Common RSUs, 18 Preferred RSUs and 2 PIK RSUs issued with respect to the Preferred RSUs included in this award. An approximately equal number of the remaining time-based RSUs, including an additional 20% of the aggregate PIK RSUs accrued through the applicable vesting date with respect to the time-based Preferred RSUs included in this award, will become vested on each of February 24, 2022, 2023, 2024 and 2025, or earlier upon a change in control, subject to continued service through each vesting date. Any such vested time-based RSUs and PIK RSUs will settle upon the earlier of a change in control and February 1, 2025 (or, if later, the date on which the RSU vested).
(13)

Reflects 237 unvested performance-based Common RSUs, 87 unvested performance-based Preferred RSUs and 8 unvested PIK RSUs issued with respect to the performance-based Preferred RSUs included in this award. These RSUs will vest on the last day of the Company’s 2023 fiscal year subject to continued service through such vesting date and the Company’s level of achievement toward EBITDA-based performance targets, with 50% earned for threshold performance and 150% earned for maximum performance, or earlier upon a change in control to the extent performance conditions are achieved. Vested RSUs will settle upon the earlier of a change in control and February 1, 2025.

(14)	Reported assuming target performance. The market value assuming maximum performance was $271,992.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In addition to the payments due to our NEOs in connection with their termination of employment as described above under “Employment Agreement and Offer Letters,” each of the NEOs is entitled to accelerated vesting of their RSUs as follows in the event of a change in control, subject to continued service through the change in control: (i) any unvested and outstanding service-based RSUs will vest immediately prior to the change in control, and (ii) any unvested and outstanding performance-based RSUs will vest immediately prior to the change in control based on actual achievement of the applicable performance criteria.

INCENTIVE PLANS

Claire’s Holdings LLC 2018 Management Equity Incentive Plan

The 2018 Plan was first adopted by our Board on October 12, 2018 and approved by our members on October 12, 2018. The 2018 Plan was subsequently amended on August 1, 2019 and March 18, 2021. The purpose of the 2018 Plan is to (a) attract, retain, motivate and reward certain key employees, officers, directors and consultants, (b) promote the creation of long-term value for our members by closely aligning the interests of such individuals with those of such members and (c) encourage such individuals to expend maximum effort in promoting the success of our business. This summary is not a complete description of all provisions of the 2018 Plan and is qualified in its entirety by reference to the 2018 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.

Authorized Units.    There are 68,714 Common Units and 37,065 Series A Preferred Units reserved for issuance under the 2018 Plan.

Eligibility.    Employees, directors, any other persons or entities who provide substantial services to us or our subsidiaries, and any natural person who has been offered employment by us or our subsidiaries, are eligible to receive awards under the 2018 Plan.

Plan Administration.    Our Compensation and Governance Committee (the “Committee”) administers the 2018 Plan. The Committee has, among other things, the authority to (1) select participants, (2) grant awards, (3) determine the type, number and type of units subject to, other terms and conditions of, and all other matters relating to awards, (4) prescribe award agreements and rules and regulations for the administration of the 2018 Plan, (5) construe and interpret the 2018 Plan and award agreements and correct defects, supply omissions, and reconcile inconsistencies therein, (6) suspend the right to exercise awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an award by an equivalent period of time or such shorter period required by applicable law, and (7) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the 2018 Plan.

Awards.    The 2018 Plan provides for the grant of options, restricted units, RSUs, and other equity-based awards.

Certain Adjustments.    In the event of (1) changes in the outstanding units or in the capital structure by reason of unit dividends, unit splits, reverse unit splits, recapitalizations, reorganizations, mergers, amalgamations, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the date of grant of any such award; (2) the declaration and payment of any extraordinary dividend in respect of units, whether payable in the form of cash, unit, or any other form of consideration; or (3) any change in applicable laws, in all cases to the extent that the Committee in its sole discretion determines that such event results in or could reasonably be expected to result in any substantial dilution or enlargement of the rights intended to be granted to, or available for, participants in the 2018 Plan, then the Committee shall: (A) equitably and proportionately adjust or substitute, (w) the aggregate number of units that may be delivered in connection with awards, (x) the number of units covered by each outstanding award, (y) the price per unit underlying each outstanding award, and/or (z) the kind of a unit or other consideration subject to each outstanding award and available for future issuance pursuant to the 2018 Plan; (B) in respect of an outstanding award, make one or more cash payments to the holder of an outstanding award, which payment shall be subject to such terms and conditions as the Committee may determine in its sole discretion, in an amount that the Committee determines in its sole discretion addresses the diminution in the value of such outstanding award in connection with such event; or (C) any combination of clauses (A) and (B) above as determined to be appropriate by the Committee in its sole discretion. Additionally, in connection with any merger, amalgamation or consolidation, or any change in control (as such term is defined in the 2018 Plan), the Committee may authorize the assumption or substitution of awards, the cancellation of awards, the acceleration of awards or the replacement of awards. If the Company, in its discretion, elects to redeem Series A Preferred Units, then a proportionate share of a participant’s RSUs that were to be settled in Series A Preferred Units will be converted into the redemption value calculated by multiplying the number of RSUs by the redemption price (as defined in the operating agreement). Such value will remain subject to the terms and conditions of the RSU agreement, including vesting and settlement terms, and the applicable RSUs will be reduced by the number of converted RSUs.

Lock-Up Period.    Units acquired pursuant to the issuance, vesting, exercise, or settlement of any award granted under the 2018 Plan may not be sold, transferred, or otherwise disposed of prior to the date that is six (6) months immediately following the date of our initial public offering (or such later date as determined by the underwriters managing any public offering).

Termination of Service.    With respect to restricted units or RSUs, upon a termination of service, all vesting shall cease, as soon as possible after such termination, the company will repurchase unvested restricted units at the original purchase price of such awards (provided that, if the original purchase price paid for the restricted units is equal to zero dollars ($0), such unvested restricted units shall be forfeited to the Company by the participant for no consideration as of the date of such termination), and all unvested RSUs shall be cancelled and forfeited for no consideration. With respect to options granted under the 2018 Plan, upon a termination of service (i) for cause (as such term is defined in the 2018 Plan) all options (whether or not vested) will immediately terminate, (ii) due to death or disability, all vesting shall cease, unvested options shall terminate and each vested option will terminate twelve (12) months after termination and (iii) for any reason other than for cause or by reason of death or disability, all vesting shall cease, unvested options shall terminate, and each vested option shall terminate ninety (90) days after termination.

Amendment; Termination.    Our Board may amend the 2018 Plan, and our Board or the Committee may amend any awards thereunder, at any time, but no amendment will adversely affect a participant’s rights under his or her awards without his or her written consent. Our Board may terminate the 2018 Plan at any time. The repricing of awards is expressly permitted without member approval. As of July 31, 2021, RSUs representing         Common Units and         Series A Preferred Units were outstanding under the 2018 Plan.

DIRECTOR COMPENSATION

The members of our Board, except for our CEO Ryan Vero, who does not receive compensation for his service on our Board, receive quarterly cash retainers, paid in arrears. For fiscal year 2020, the amount of the quarterly cash retainer was adjusted in response to the COVID-19 pandemic as follows:

Fiscal Year 2020 Quarter	Quarterly Cash Retainer Amount
First Quarter	$21,875
Second Quarter	$31,971
Third Quarter	$31,250
Fourth Quarter	$31,250

For fiscal year 2021, quarterly cash retainers will be paid at the annual rate of $125,000. In addition, commencing in March 2021, Mr. Killion has been paid an additional cash retainer for his service as the chair of the compensation committee, at the annual rate of $10,000, paid quarterly in arrears.

In connection with their appointments to our Board, on September 30, 2020, Mr. Best was granted an award under the 2018 Plan of 83 Common RSUs and 31 Preferred RSUs and on October 2, 2020, Mr. Rubinfeld was granted an award of 74 Common RSUs and 27 Preferred RSUs. Preferred RSUs also include the right to accrue the quarterly distribution of PIK RSUs that vest and settle on the same basis as the underlying RSUs. Subject to the board member’s continued service, such RSUs will become 100% vested on October 12, 2021 or earlier upon a change in control. Vested RSUs settle upon the earlier to occur of a change in control and February 1, 2025.

The following table sets forth information concerning the compensation earned by our non-employee members of our Board during fiscal year 2020.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Samantha Algaze	$116,346	—	$116,346
Patrick Fallon(3)	$116,346	—	$116,346
Theophlius Killion	$116,346	—	$116,346
Samantha Lomow	$116,346	—	$116,346
Kevin Corning	$116,346	—	$116,346
Carmen Bauza	$116,346	—	$116,346
Paul Best(4)	$59,675	$60,014	$119,689
Arthur Rubinfeld(5)	$41,666	$52,525	$94,191

(1)	The amounts reported in this column reflect cash retainers paid to each non-employee member of our Board for fiscal year 2020.
(2)

The amounts reported in this column represent the aggregate grant date fair value of time-based RSUs granted during fiscal year 2020, as calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures and, as applicable, taking into account the preferred return that accrues on Series A Preferred Units underlying Preferred RSUs. The assumptions used in calculating the grant date fair value of the RSU awards are described in Note 9, “Stock Based Compensation,” to our consolidated financial statements included elsewhere in this prospectus. Each RSU grant may be settled in both our Common Units and our Series A Preferred Units. Amounts in this column represent the aggregate grant date fair value of both the underlying Common Units and Series A Preferred Units as follows: (i) for Mr. Best, $12,367 with respect to 83 Common Units and $47,647 with respect to 31 Series A Preferred Units underlying the RSUs granted to him on September 30, 2020 and (ii) for Mr. Rubinfeld, $11,026 with respect to 74 Common Units and $41,499 with respect to 27 Series A Preferred Units underlying the RSUs granted to him on October 2, 2020.

The following table sets forth information concerning the outstanding RSUs held by the non-employee members of our Board as of January 30, 2021:

Name	Vested Common RSUs	Unvested Common RSUs	Vested Preferred RSUs	Unvested Preferred RSUs	Vested PIK RSUs	Unvested PIK RSUs	Total Outstanding RSUs
Samantha Algaze*	142	72	52	27	16	8	317
Patrick Fallon**	142	72	52	27	16	8	317
Theophlius Killion	142	72	52	27	16	8	317
Samantha Lomow	142	72	52	27	16	8	317
Kevin Corning	142	72	52	27	16	8	317
Carmen Bauza	142	72	52	27	16	8	317
Paul Best*	—	83	—	31	—	—	114
Arthur Rubinfeld	—	74	—	27	—	—	101

All outstanding unvested RSUs will become vested on October 12, 2021 or earlier upon a change in control, subject to the Board member’s continued service through such date. Vested RSUs settle upon the earlier to occur of a change in control and February 1, 2025.

*

RSUs granted to Ms. Algaze and Mr. Best in their capacity as non-employee members of our Board are held by affiliates of Elliot Associates, L.P., a company for which Ms. Algaze serves as Portfolio Manager and Mr. Best serves as Portfolio Manager and Head of European Private Equity.

**	RSUs granted to Mr. Fallon in his capacity as director of the Company are held by Monarch Alternative Capital LP, a company for which he serves as a Managing Principal.
(3)	All fees payable to Mr. Fallon in his capacity as a non-employee member of our Board were paid to Monarch Alternative Capital LP, a company for which he serves as a Managing Principal.
(4)

Mr. Best commenced service as a member of our Board on August 11, 2020. The amount reported in the “Fees Earned or Paid in Cash” column for Mr. Best reflects the annual cash retainer paid to him for the portion of fiscal year 2020 during which he was serving as a member of our Board.

(5)

Mr. Rubinfeld commenced service as a member of our Board on October 2, 2020. The amount reported in the “Fees Earned or Paid in Cash” column for Mr. Rubinfeld reflects the annual cash retainer paid to him for the portion of fiscal year 2020 during which he was serving as a member of our Board.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure” and “Executive Compensation.”

Related party transactions

Registration rights agreement

In connection with the completion of this offering, we will enter into a registration rights agreement with           . We expect that the agreement will contain provisions that will require us to register under the federal securities laws the offer and resale of shares of our common stock held by             upon demand thereof. The agreement will also grant             the opportunity to include its shares in any registration statement filed by us in connection with a public offering of our equity securities (customarily known as “piggyback rights”). These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Policies and procedures for transactions with related parties

Upon the completion of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our audit committee. In accordance with the policy, our audit committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our audit committee for consideration at its next meeting. Under the policy, our audit committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the audit committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the audit committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of                , 2021 by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our common stock;

•	each of the directors and executive officers individually; and

•	all directors and executive officers as a group.

The amounts and percentage of shares of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable.

The number of shares of common stock outstanding prior to the completion of this offering is based on                  shares of our common stock, after giving effect to the Corporate Conversion. The number of shares of common stock outstanding after this offering includes                  shares of common stock being offered for sale by us in this offering and assumes no exercise of the underwriters’ option to purchase additional shares. Unless otherwise indicated, the address for each listed stockholder is: c/o Claire’s Inc., 12400 West Central Road, Hoffman Estates, Illinois, 60192. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned Before This Offering	Shares Beneficially Owned After This Offering(1)
	Common Stock	Common Stock
Name and Address of Beneficial Owner	Number %	Number %
5% Stockholder
Accessory Holdings LP(2)
Elliott Associates LP(2)
Ensemble Investment Holdings LLC(3)
Monarch Alternative Capital LP(3)
Directors and Executive Officers
Samantha Algaze
Carmen Bauza
Paul Best
Kevin Corning
Patrick Fallon
Theophlius Killion
Samantha Lomow
Arthur Rubinfeld
Ryan Vero
Colleen Collins
Jordana Kammerud
Brendan McKeough
Beth Moeri
Kristin Patrick
Marc Saffer
Michael Schwindle
All executive officers and directors as a group (16 persons)

*	Less than 1%
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”
(2)

The             shares of common stock consist of shares held by: (i) Elliott Associates, L.P. (“Elliott”) and (ii) Accessory Holdings, L.P., which is 100% owned by Elliott International, L.P. (“Elliott International”). Elliott Advisors GP LLC, which is controlled by Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., which is controlled by Singer, and Elliott Special GP LLC, which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., which is also controlled by Singer, is the sole general partner of Elliott International. Elliott Investment Management L.P., a Delaware limited partnership (“EIM”) is the investment manager of Elliott and Elliott International. EIM, as the investment manager of Elliott and Elliott International, may be deemed to beneficially own the shares beneficially held by Elliott and Elliott International. EIM expressly disclaims equitable ownership of and pecuniary interest in any shares. The amounts in the table above do not include             RSUs issued to Beresford Energy Corporation (“Beresford”), which is 100% owned by Elliott International, and Manchester Securities Corporation (“Manchester”), which is 100% owned by Elliott, as assignees of director compensation payable to Samantha Algaze and Paul Best. EIM is the investment manager of Beresford and Manchester and may be deemed to beneficially own the shares beneficially held by Beresford and Manchester. EIM expressly disclaims equitable ownership of and pecuniary interest in any shares. Elliott and Accessory expressly disclaim beneficial ownership of the RSUs held by Beresford and Manchester as assignees of director compensation payable to Ms. Algaze and Mr. Best. The business address of each of the above entities and individuals is Phillips Point, East Tower, 777 S. Flagler Drive, Suite 1000, West Palm Beach, FL 33401.

(3)

The             shares of common stock consist of shares held by: (i) Monarch Alternative Capital LP (“Monarch”) and (ii) Ensemble Investment Holdings LLC, which is entirely indirectly owned by investment funds managed by Monarch. Investment and voting decisions made by such funds rest with the portfolio managers of Monarch—Michael Weinstock, Andrew Herenstein, Christopher Santana and Adam Sklar—each of whose address is c/o Monarch Alternative Capital LP, 535 Madison Avenue, New York, NY 10022. Such portfolio managers make decisions by consensus, and as such, each such individual disclaims beneficial ownership of these shares.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. The description of our common stock and our preferred stock reflect the completion of the Corporate Conversion.

General

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will provide for one class of common stock. In addition, our amended and restated certificate of incorporation and bylaws will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Following the closing this offering, our authorized capital stock will consist of             shares of common stock, par value $         per share, and             shares of preferred stock, par value $         per share.

Common stock

Common stock outstanding.    Prior to the closing of this offering there were             shares of common stock outstanding. Upon closing of this offering, there will be             shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Voting rights.    The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights.    Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. See “Dividend Policy.”

Rights upon liquidation.    In the event of liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

Other rights.    Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock.

Election and vacancies

Our board of directors will consist of between              and              directors. The exact number of directors will be fixed from time to time by resolution of the board. Upon the closing of this offering, our board of directors will consist of      directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Limits on written consents

Our amended and restated certificate of incorporation and bylaws will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Stockholder meetings

Our amended and restated certificate of incorporation and bylaws will provide that special meetings of our stockholders may be called only by our Chief Executive Officer, the chairman of our board of directors or a majority of the directors. Our amended and restated certificate of incorporation and bylaws will specifically deny any power of any other person to call a special meeting.

Amended and restated certificate of incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of common stock will be required to amend provisions of our amended and restated certificate of incorporation.

Amended and restated bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose; or

•	the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of common stock will be required to amend provisions of our bylaws.

Other limitations on stockholder actions

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to nominate directors or propose other business at meetings of stockholders.

Under these procedural requirements, in order to bring a nomination or proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership;

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own;

•

a description of any agreement or arrangement that has been entered into, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder with respect to the Company’s securities; and

•

representations (i) that the stockholder is a holder of record entitled to vote and intends to appear in person or by proxy at such meeting to bring such business before the meeting and (ii) as to whether such stockholder intends to deliver a proxy statement to holders of the required voting power to approve the proposal or otherwise solicit proxies in support of the proposal.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not less than nor more than days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in

•

the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us (1) no earlier than 120 days prior to such annual meeting and (2) not later than the close of business on the later of (i) 90 days prior to the date of the annual meeting or (ii) the 10th day following the day on which we first publicly announce the date of the annual meeting.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as certain other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be deemed ineligible and will not be voted on by our stockholders.

Limitation of liability of directors and officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees or our stockholders;

•	any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; or

•	any action asserting a claim governed by the internal affairs doctrine.

In each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder; accordingly, we cannot be certain that a court would enforce such provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing forum selection provisions. However, our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon the closing of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law. Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the Delaware General Corporation Law and will therefore not be subject to Section 203.

Anti-takeover effects of some provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

We intend to apply to list our common stock on the             under the symbol “             ”.

Transfer agent and registrar

The transfer agent and registrar for the common stock is             .

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following are the material U.S. federal income and estate tax consequences of your ownership and disposition of our common stock acquired in this offering if you are a Non-U.S. Holder (as defined below) that holds such common stock as a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to the exceptions set forth below, you are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock and you are:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a Non-U.S. Holder, however, if you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year in which you sell any of our common stock or if you are a former citizen or former resident of the United States, or an entity that has expatriated from the United States, for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser regarding the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under “—Gain on disposition of our common stock.”

Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under “—FATCA”), you will be required to provide a properly executed applicable Internal Revenue Service (“IRS”) Form W-8 certifying your entitlement to benefits under a treaty.

If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser regarding other U.S. tax consequences of the ownership and disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on disposition of our common stock

You generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

•

we are or have been a “United States real property holding corporation” as defined in the Code (a “USRPHC”), at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter and either (i) our common stock is not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, or (ii) you owned, actually and constructively, more than 5% of our common stock throughout the shorter of (x) the five-year period ending on the date of the sale or other taxable disposition and (y) your holding period.

We believe that we are not, and do not anticipate becoming, a USPRHC.

If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on that gain in the same manner as a U.S. person. You should consult your tax adviser regarding other U.S. tax consequences of the disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information reporting and backup withholding

Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA

Provisions of the Code commonly referred to as “FATCA” require withholding of 30% on payments of dividends on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Proposed regulations provide that FATCA withholding will not apply to gross proceeds from the disposition of shares of U.S. corporations, such as our common stock, as otherwise would have been the case after December 31, 2018, and Treasury has stated that taxpayers may rely on the proposed regulations until final regulations are issued. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal estate tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have              shares of common stock outstanding (or              shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, the              shares of common stock, or              shares of common stock if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The              shares of common stock held by          upon the closing of the offering are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.

After 180 days from the date of this prospectus (subject to volume limitations).

Rule 144

In general, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Registration statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to issuance under the 2018 Plan. We expect to file this registration statement as promptly as possible after the completion of this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to vesting or transfer restrictions that may be applicable to such awards. We expect that the registration statement on Form S-8 relating to the 2018 Plan will cover approximately             shares of common stock.

Registration rights

In connection with this offering, we will enter into an agreement that will provide that     will be entitled to various rights with respect to the registration of the offer and sale of the shares it holds under the Securities Act. If the offer and sale of these shares is registered, these shares will become freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Related party transactions—Registration rights agreement.”

Lock-up agreements

We, our directors, our executive officers and certain of our stockholders have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman Sachs & Co. LLC. See “Underwriting” for a description of the lock-up agreements applicable to our shares.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC is the representative of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares of common stock from the company to cover sales by the underwriters of a greater number of shares of common stock than the total number set forth in the table above. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares of common stock.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares of common stock, the representative may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated among the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the             under the symbol “            ”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market.    In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the             , in the over-the-counter market or otherwise.

European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant Member State at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the joint global coordinators for any such offer; or

c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the underwriters and their affiliates and the Company that:

a)	it is a qualified investor within the meaning of the Prospectus Regulation; and

b)

in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the joint global coordinators has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the joint global coordinators of such fact in writing may, with the prior consent of the joint global coordinators, be permitted to acquire shares of common stock in the offering.

United Kingdom

This prospectus and any other material in relation to the shares of common stock described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The shares of common stock are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the shares of common stock will be engaged in only with, the Relevant Persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this prospectus or any of its contents.

No shares of common stock have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority, except that the shares of common stock may be offered to the public in the United Kingdom at any time:

a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares of common stock shall require the Company and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares of common stock in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the

Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $        .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain legal matters in connection with this offering will be passed upon for us by Davis Polk & Wardwell LLP. Ropes  & Gray LLP is counsel to the underwriters in connection with this offering.

EXPERTS

The audited financial statements as of January 30, 2021 and February 1, 2020 and for each of the fiscal years ended January 30, 2021 and February 1, 2020, respectively, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a result of this offering, we will be required to file periodic reports and other information with the SEC. We also maintain a website at www.claires.com. Our website and the information contained therein shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

We intend to make available to our stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers and Members

Claire’s Holdings LLC

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Claire’s Holdings LLC (a Delaware limited liability corporation) and subsidiaries (the “Company”) as of January 30, 2021 and February 1, 2020, the related consolidated statements of operations and comprehensive income (loss), changes in mezzanine equity and members’ equity, and cash flows for each of the years in the periods ended January 30, 2021 and February 1, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 30, 2021 and February 1, 2020, and the results of its operations and its cash flows for each of the years in the periods ended January 30, 2021 and February 1, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2016.

Fort Lauderdale, Florida

July 20, 2021

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts)
	January 30, 2021	February 1, 2020
ASSETS
Current assets:
Cash and cash equivalents	$177,482	$263,245
Restricted cash	1,664	8,721
Inventories	136,153	149,699
Prepaid expenses	28,209	28,238
Other current assets	37,188	31,218

Total current assets	$380,696	$481,121

Property and equipment, net	$138,332	$142,232
Leased property under capital lease, net	17,661	19,624
Goodwill	719,670	719,670
Intangible assets, net	430,472	455,351
Other assets	36,412	38,291

	1,342,547	1,375,168

Total assets	$1,723,243	$1,856,289

LIABILITIES, MEZZANINE EQUITY AND MEMBERS’ EQUITY
Current liabilities:
Current portion of long-term debt, net	$4,614	$3,365
Trade accounts payable	75,104	66,297
Income taxes payable	1,672	8,123
Accrued interest payable	340	3,682
Dividend payable	17,790	17,163
Accrued expenses and other current liabilities	137,641	95,416

Total current liabilities	$237,161	$194,046

Long-term debt, net	$491,627	$496,286
Derivative liability	254,772	206,830
Obligation under capital lease	14,009	14,797
Deferred tax liability	34,013	35,510
Deferred rent expense	13,296	11,097
Unfavorable lease obligations and other long-term liabilities	38,415	46,435

Total long-term liabilities	$846,132	$810,955

Commitments and Contingencies (Note 7)
Mezzanine equity
Redeemable Series A Preferred Equity, $1,000 stated value: 501,381 and 483,185 units issued and outstanding	349,739	338,219

Members’equity
Common Equity: 782,050 and 782,050 issued and outstanding	790,212	790,212
Additional paid-in capital	3,903	626
Accumulated other comprehensive loss, net of tax	5,713	(4,387)
Accumulated deficit	(509,617)	(273,382)

Total Members’ equity	290,211	513,069
Total liabilities, mezzanine equity and members’ equity	$1,723,243	$1,856,289

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Fiscal Year	Fiscal Year
	Ended	Ended
	January 30, 2021	February 1, 2020
Net sales	$910,341	$1,284,541
Cost of sales, occupancy and buying expenses (exclusive of depreciation and amortization shown separately below)	471,960	595,372

Gross profit	$438,381	$689,169

Operating expenses:
Selling, general and administrative	387,683	489,839
Depreciation and amortization	66,310	59,607
Other income, net	(6,214)	(8,650)

	$447,779	$540,796

Operating income (loss) before reorganization items, loss on early debt extinguishment, interest and income taxes	(9,398)	148,373
Reorganization items, net	(372)	4,871
Loss on early debt extinguishment	—	250,588
Loss on derivative liability	41,349	55,095
Interest expense, net	41,333	28,389

Loss before income tax (benefit) expense	(91,708)	(190,570)
Income tax (benefit) expense	(24,728)	7,647

Net loss	$(66,980)	$(198,217)

Net loss	$(66,980)	$(198,217)
Series A preferred unit dividends	71,697	65,252
Preferred redemption	97,291	5,025

Net loss attributable to common shareholders	$(235,968)	$(268,494)

Net loss per share of common stock, basic and diluted	$(301.09)	$(343.59)

Weighted average shares outstanding, basic and diluted	783,720	781,442

Net loss	$(66,980)	$(198,217)
Other comprehensive (loss) income:
Foreign currency translation adjustments	1,264	(1,220)
Net income (loss) on intra-entity foreign currency transactions, net of tax expense of ($217) and $167	8,836	(1,993)

Other comprehensive income (loss)	10,100	(3,213)

Comprehensive loss	$(56,880)	$(201,430)

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEZZANINE EQUITY & MEMBERS’ EQUITY

(In thousands, except unit amounts)

	Number of preferred units	Preferred equity	Number of common units	Common equity	Additional paid-in capital	Accumulated other comprehensive income( loss), net	Accumulated deficit	Total Members’ Equity
Balance: February 2, 2019	429,839	$301,950	780,319	$790,212	$—	$(1,174)	$(4,853)	$784,185
Net loss	—	—	—	—	—	—	(198,217)	(198,217)
Preferred units issued for paid-in-kind dividend	63,227	42,067	—	—	—	—	—	—
Dividends declared	—	—	—	—	—	—	(65,252)	(65,252)
Restricted stock unit expense	—	—	—	—	626	—	—	626
Preferred return on vested restricted stock units	—	—	—	—	—	—	(36)	(36)
Common units issued in connection with the corporate reorganization	—	—	1,731	—	—	—	—	—
Redemption of Series A preferred units	(9,881)	(5,798)	—	—	—	—	(5,025)	(5,025)
Foreign currency translations adjustments	—	—	—	—	—	(1,220)	—	(1,220)
Net loss on intra-entity foreign currency transactions, net of tax expense	—	—	—	—	—	(1,993)	—	(1,993)

Balance: February 1, 2020	483,185	$338,219	782,050	$790,212	$626	$(4,387)	$(273,383)	$513,068
Net loss	—	—	—	—	—	—	(66,980)	(66,980)
Preferred units issued for paid-in-kind dividend	71,155	38,679	—	—	—	—	—	—
Dividends declared	—	—	—	—	—	—	(71,697)	(71,697)
Restricted Stock unit expense	—	—	—	—	3,277	—	—	3,277
Preferred return on vested restricted stock units	—	—	—	—	—	—	(266)	(266)
Redemption of Series A preferred units	(52,959)	(27,159)	—	—	—	—	(97,291)	(97,291)
Foreign currency translation adjustments	—	—	—	—	—	1,264	—	1,264
Net income on intra-entity foreign currency transactions, net of tax expense	—	—	—	—	—	8,836	—	8,836

Balance: January 30, 2021	501,381	$349,739	782,050	$790,212	$3,903	$5,713	$(509,617)	$290,211

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year	Fiscal Year
	Ended	Ended
	January 30, 2021	February 1, 2020
Cash flows from operating activities:
Net loss	$(66,980)	$(198,217)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	66,310	59,607
Reorganization items, net	(372)	4,871
Amortization of lease rights and other assets	5,835	1,038
Amortization of debt issuance costs	1,038	987
Loss on derivative liability	41,349	55,095
Net unfavorable accretion of lease obligations	(4,598)	(2,584)
Loss on sale/retirement of property and equipment, net	103	258
Loss on early debt extinguishment	—	250,588
Stock-based compensation expense	3,277	626
(Increase) decrease in:
Inventories	17,813	(8,424)
Prepaid expenses	2,271	907
Other assets	(2,122)	15,158
Increase (decrease) in:
Trade accounts payable	4,517	(12,812)
Income taxes payable	(10,997)	(3,051)
Accrued interest payable	(3,346)	1,474
Accrued expenses and other liabilities	36,501	6,102
Deferred income taxes	1,555	(15,489)
Deferred rent expense	1,779	3,580

Net cash provided by operating activities	$93,933	$159,714

Cash flows from investing activities:
Acquisition of property and equipment	$(34,602)	$(33,722)
Acquisition of intangible assets/lease rights	—	(130)
Proceeds from sale of intangible assets/lease rights	—	257

Net cash used in investing activities	$(34,602)	$(33,595)

Cash flows from financing activities:
Repayment under Exit Term Loan	$—	$(1,346)
Payments on Term Loan	(3,768)	—
Redemption of Series A preferred units	(150,250)	—
Dividends paid	—	(48)
Proceeds from revolving credit facilities	60,000	—
Payments on revolving credit facilities	(60,000)	—
Payments of debt issuance costs	(56)	(4,234)
Principal payments on capital lease	(549)	(536)

Net cash used in financing activities	(154,623)	(6,164)

Effect of foreign currency exchange rate changes on cash	2,472	2,488

Net increase (decrease) in cash and restricted cash	(92,820)	122,443
Cash and restricted cash, at beginning of period	271,966	149,523

Cash and restricted cash, at end of period	$179,146	$271,966

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS

(in thousands)

	Fiscal Year	Fiscal Year
	Ended	Ended
	January 30, 2021	February 1, 2020
Supplemental disclosure of cash flow information:
Interest paid	$43,472	$27,535
Income taxes paid	$4,170	$17,777
Income taxes refund	$(18,876)	$—

Non-cash supplemental financing activities:
Increase in term loan from Debt Exchange	$(177)	$248,654
Preferred units issued for paid-in-kind dividend	$38,679	$42,067
Redemption in preferred equity from Equity Exchange	$—	$15,074

See accompanying notes to consolidated financial statements.

CLAIRE’S HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations—Claire’s Holdings LLC, a Delaware Limited Liability Company, and subsidiaries (collectively the “Company”), is a leading retailer of value-priced fashion accessories targeted towards young women, teens, tweens and kids. The Company is organized into two segments: North America and Europe. The Company has company-operated stores throughout the United States, Puerto Rico, Canada and the U.S. Virgin Islands (North America segment) and the United Kingdom, Switzerland, Austria, Germany, France, Ireland, Spain, Portugal, Netherlands, Belgium, Poland, Czech Republic, Hungary, Italy and Luxembourg (Europe segment).

Basis of Presentation and Use of Estimates—The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures regarding contingent assets and liabilities and reported amounts of revenues and expenses. Such estimates include, but are not limited to, the value of inventories, goodwill, intangible assets and other long-lived assets, legal contingencies and assumptions used in the calculation of income taxes, stock-based compensation, residual values and other items. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management believes its estimates and assumptions to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, including the ultimate financial impact of the COVID-19 pandemic, actual results could differ significantly from these estimates. Changes in those estimates will be reflected in the financial statements in those future periods when the changes occur.

Since the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) a pandemic on March 11, 2020, the Company has been adversely affected by the financial impacts of the pandemic, including stay-at-home orders, non-essential business closures, social distancing and other conditions that continue throughout its operating segments. As of January 30, 2021, approximately 53 and 568 stores were temporarily closed in North America and Europe, respectively. As of July 20, 2021, no stores remain temporarily closed as a direct result of the COVID-19 pandemic. While the stores remained closed, the Company continues to effectively manage costs to maintain profitability and liquidity, including through employee furloughs, rent payment concessions and inventory management.

During 2020 the United States government enacted a number of emergency and continuing economic stimulus packages, including the Coronavirus Aid, Relief and Economic Security Act (CARES Act), the Paycheck Protection Program Flexibility Act and the Consolidated Appropriations Act. These packages included significant spending measures and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the economic effects of COVID-19.

The Company continues to assess the impact of COVID-19 on the assumptions and estimates used when preparing these financial statements including inventory valuation, lease accounting impacts, income taxes, and the impairment of long-lived store assets and operating lease assets. These assumptions and estimates may change as the current situation evolves or new events occur and additional information is obtained.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year—The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal year ended January 30, 2021 (“Fiscal 2020”) consisted of a total of 52 weeks. The fiscal year ended February 1, 2020 (“Fiscal 2019”) consisted of a total of 52 weeks.

Cash and Cash Equivalents and Restricted Cash—The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. At times, cash balances may exceed federally insured limits.

Inventories—Merchandise inventories in North America are valued at the lower of cost or market, with cost determined using the retail method. Inherent in the retail inventory calculation are certain significant management judgments and estimates including, among others, merchandise markups, markdowns and shrinkage, which impact the ending inventory valuation at cost as well as resulting gross margins. The methodologies used to value merchandise inventories include the development of the cost-to-retail ratios, the groupings of homogeneous classes of merchandise, development of shrinkage reserves and the accounting for retail price changes. Merchandise inventories in Europe are accounted for under the lower of cost or net realizable value method, with cost determined using the average cost method at an individual item level. Net realizable value is generally the merchandise selling price. Inventory valuation is impacted by the estimation of slow moving goods, shrinkage and markdowns.

Prepaid Expenses—Prepaid expenses as of January 30, 2021 and February 1, 2020 included the following components (in thousands):

	January 30, 2021	February 1, 2020
Prepaid rent and occupancy	$20,581	$23,965
Prepaid insurance	1,215	1,165
Other	6,413	3,108

Total prepaid expenses	$28,209	$28,238

Other Current Assets—Other current assets as of January 30, 2021 and February 1, 2020 included the following components (in thousands):

	January 30, 2021	February 1, 2020
Credit card receivables	$5,563	$7,361
Franchise receivables	867	2,348
Store supplies	5,148	4,611
Income taxes receivable	14,997	9,812
Other	10,613	7,086

Total other current assets	$37,188	$31,218

Property and Equipment—Property and equipment are recorded at historical cost. Depreciation is computed on the straight-line method over the estimated useful lives of the furniture, fixtures, and equipment, which range from five to ten years. Amortization of leasehold improvements is computed on the straight-line method based upon the shorter of the estimated useful lives of the assets or the terms of the respective leases. Maintenance and repair costs are charged to earnings while expenditures for major improvements are capitalized. Upon the disposition of property and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Capital Leases—Leased property meeting certain capital lease criteria is capitalized as an asset and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is recorded using the straight-line method over the shorter of the estimated useful life of the leased asset or the initial lease term and is included in “Depreciation and amortization” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). Interest expense is recognized on the outstanding capital lease obligation using the effective interest method and is recorded in “Interest expense, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

Goodwill—At January 30, 2021 and February 1, 2020, goodwill represents the excess of reorganization value over fair value of identified tangible and intangible assets as of the date of the Company’s reorganization in October 2018.

The Company performs a goodwill impairment test on an annual basis or more frequently when events or circumstances indicate that the carrying value of a reporting unit more likely than not exceeds its fair value. Recoverability of goodwill is evaluated, at the Company’s option, by first performing a qualitative assessment for any reporting unit for any period or by bypassing the qualitative assessment and proceeding directly to the quantitative goodwill impairment test. If the Company determines, on the basis of qualitative factors, it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the quantitative goodwill impairment test is unnecessary. The quantitative goodwill impairment test involves a comparison of the fair value of each of the reporting units with its carrying value. If a reporting unit’s carrying value exceeds its fair value, the impairment loss is calculated as the excess of the reporting unit’s carrying amount over its fair value. See Note 4 – Goodwill and Other Intangible Assets, for more details.

Intangible Assets—Intangible assets include tradenames, franchise and concession agreements, lease rights and leases that existed as of the date of the Company’s reorganization in October 2018 with terms that were favorable to market at that date. The Company makes investments through its Europe subsidiaries in intangible assets upon the opening and acquisition of many of its store locations in Europe. These intangible assets are amortized to residual value on a straight-line basis over the useful lives of the respective leases, not to exceed 25 years. The Company evaluates the residual value of its intangible assets periodically and adjusts the amortization period and/or residual value as necessary. Indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that the carrying value more likely than not exceeds its fair value. Definite-lived intangible assets are tested for impairment when events or circumstances indicate that the carrying value may not be recoverable. Any impairment charges resulting from the application of these tests are immediately recorded as a charge to earnings in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 4 – Goodwill and Other Intangible Assets, for more details.

Other Assets—Other assets as of January 30, 2021 and February 1, 2020 included the following components (in thousands):

	January 30, 2021	February 1, 2020
Deferred tax assets, non-current	$2,944	$5,922
Initial direct costs of leases	8,566	8,558
Prepaid lease payments	2,983	3,093
Other	21,919	20,718

Total other assets	$36,412	$38,291

The initial direct costs of leases and prepaid lease payments are amortized on a straight-line basis over the respective lease terms, typically ranging from four to fifteen years.

Impairment of Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the net book value of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the net book value of an asset or asset group to the future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that the asset or asset group is not recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of the asset or asset group. The fair value is estimated based on discounted future cash flows expected to result from the use and eventual disposition of the asset or asset group using a rate that reflects the operating segment’s average cost of capital. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell and are no longer depreciated. See Note 4 – Goodwill and Other Intangible Assets, for more details.

Accrued Expenses and Other Current Liabilities—Accrued expenses and other current liabilities as of January 30, 2021 and February 1, 2020 included the following components (in thousands):

	January 30,	February 1,
	2021	2020
Compensation and benefits	$34,717	$40,094
Gift cards and certificates	19,322	18,171
Sales and local taxes	6,437	11,413
Rent payment deferrals	43,672	—
Store rent	12,146	3,593
Other	21,347	22,109

Total accrued expenses and other current liabilities	$137,641	$95,380

Revenue Recognition—Net sales is comprised of company-operated store sales, and other sales, which includes sales from concession, e-commerce and franchise. The Company excludes sales taxes collected from customers from “Net sales” in its Consolidated Statements of Operations and Comprehensive Income (Loss). Net Sales is presented net of an allowance for estimated returns, which is based on historic experience. The estimated liability for sales returns is based on the historical return levels, which is included in “Accrued expenses and other current liabilities.”

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue from company-operated stores is recognized as the customer takes possession of the merchandise. Revenue from concessions is recognized at a point in time as the consumer takes possession of the merchandise. Revenue from e-commerce is recognized at a point in time when merchandise is shipped to the customer. Revenue from franchisees is recognized at a point in time when merchandise is shipped from the Company to the franchisee. The Company accounts for the merchandise it sells to third parties under franchising and licensing agreements within “Net Sales” and “Cost of sales, occupancy and buying expenses” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). The franchise fees the Company charges under the franchising agreements are reported in “Other income, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

Shipping fees billed to customers are recorded as revenue at the time of shipment of the merchandise. Shipping costs are recognized within cost of sales in the same period the related revenue is recognized.

Upon purchase of a gift card or gift certificate, a liability is established for the cash value. The liability is included in “Accrued expenses and other current liabilities.” Revenue from gift card and gift certificate sales is recognized at the time of redemption. Unredeemed gift card and gift certificate breakage income is recorded as revenue. The Company estimates and records breakage income based upon historical redemption patterns. The Company introduced a loyalty reward program in Fiscal 2020 in which customers earn points based upon their purchases. The Company issues redeemable coupons to the customers as certain point levels are achieved. The Company recognizes the estimated net amount of the rewards that will be earned and redeemed as a reduction to net sales at the time of the initial transaction and as tender when the coupons are subsequently redeemed by a customer.

Cost of Sales—Included within the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) line item “Cost of sales, occupancy and buying expenses” is the cost of merchandise sold to its customers, inbound and outbound freight charges, purchasing costs, and inspection costs. Also included in this line item are the occupancy costs of the Company’s stores and the Company’s internal costs of facilitating the merchandise procurement process, both of which are treated as period costs. All merchandise purchased by the Company is shipped to one of its two distribution centers. The cost of the Company’s distribution centers are included within the financial statement line item “Selling, general and administrative expenses,” and not in “Cost of sales, occupancy and buying expenses.” These distribution center costs were approximately $10.9 million and $13.6 million for Fiscal 2020 and Fiscal 2019 respectively. All depreciation and amortization expense is reported on a separate financial statement line item on the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss).

Advertising Expenses—The Company expenses advertising costs as incurred, including in-store marketing, mall association dues and digital interactive media. Advertising expenses were $13 million and $9.1 million for Fiscal 2020 and Fiscal 2019 respectively. Advertising expenses are a component of selling, general and administrative expenses.

Rent Expense—The Company recognizes rent expense for operating leases with periods of free rent (including construction periods), step rent provisions, and escalation clauses on a straight-line basis over the applicable lease term. From time to time, the Company may receive capital improvement funding from its lessors. These amounts are recorded as a “Deferred rent expense” and amortized over the remaining lease term as a reduction of rent expense. The Company considers lease renewals in the determination of the applicable lease term when such renewals are reasonably assured. The Company takes this factor into account when calculating minimum aggregate rental commitments under non-cancelable operating leases set forth in Note 7 – Commitments and Contingencies. Rent expense is a component of occupancy costs.

During 2020, the Company deferred occupancy payments for a significant number of its stores due to COVID-19. Such pandemic related deferrals are accrued and the Company continued to recognize expense during the deferral periods based on the contractual terms of the lease agreements. As of January 30, 2021, approximately $43.7 million of payment deferrals remain outstanding and potentially payable to its lessors, and is included in the “Accrued Expenses and Other Current Liabilities” financial statement line item on the accompanying Consolidated Balance Sheet.

During the store closures and for the remainder of 2020, the Company negotiated for concessions of certain rent payments for the time the stores were impacted. While many stores have reopened, these discussions and negotiations have remained ongoing as the Company’s operations continued to be impacted by the COVID-19 pandemic through the end of Fiscal 2020. For these lease concessions that have been agreed upon, the Company did not reassess each existing contract to determine whether enforceable rights and obligations for concessions existed and elected not to apply the lease modification guidance in ASC Topic 840- Leases (“ASC 840”) to those contracts that shared similar characteristics. Rather, the Company accounts for COVID-19 lease concessions as reductions to variable lease cost.

Stock-Based Compensation—During Fiscal 2020, the Company issued restricted stock units and can issue other stock-based awards to executive management, key employees, and directors under its 2018 Plan. See Note 9 – Stock-Based Compensation, for more details.

Time-vested stock awards, including restricted stock units, are accounted for at fair value at date of grant. The stock-based compensation expense is recorded on a straight-line basis over the requisite service period. Performance-based stock awards are accounted for at fair value at date of grant. Stock-based compensation expense is based upon the number of shares expected to be issued when it becomes probable that performance targets required to receive the awards would be achieved.

Income Taxes—The Company accounts for income taxes under the provisions of ASC Topic 740, Income Taxes, (“ASC 740”) which generally requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws or rates is recognized in income in the period the new legislation is enacted. Valuation allowances are recognized to reduce deferred tax assets to the amount that is more likely than not to be realized. In assessing the likelihood of realization, the Company considers estimates of future taxable income.

The Company is subject to tax audits in numerous jurisdictions, including the United States, individual states and localities, and internationally. Tax audits by their very nature are often complex and can require several years to complete. In the normal course of business, the Company is subject to challenges from the Internal Revenue Service (“IRS”) and other tax authorities regarding amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The Company recognizes tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination. Interest related to income tax exposures is included in interest expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). See Note 10 – Income Taxes for further information.

Foreign Currency Translation—The financial statements of the Company’s foreign operations are translated from their functional currencies into U.S. Dollars. Assets and liabilities are translated at fiscal year-end exchange rates while income and expense accounts are translated at the average rates in effect during the year. Equity accounts are translated at historical exchange rates. Resulting translation adjustments are accumulated as a component of “Accumulated other comprehensive loss, net of tax” in the Company’s Consolidated Balance Sheets. Foreign currency gains and losses resulting from transactions denominated in foreign currencies, including intercompany transactions, except for intercompany loans of a long-term investment nature, are included in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). These foreign currency transaction losses (gains) were approximately ($0.2) million and $1.4 million, for Fiscal 2020 and Fiscal 2019, respectively.

Comprehensive Income (Loss)—Comprehensive income (loss) represents a measure of all changes in stockholder’s accumulated earnings (deficit) except for changes resulting from transactions with stockholders in their capacity as stockholders. The Company’s total comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and gain (loss) on intra-entity foreign currency transactions. Amounts included in “Comprehensive income (loss)” are recorded net of income taxes.

Derivative Financial Instruments—The Company recognizes the fair value of derivative financial instruments in the Consolidated Balance Sheets. Gains and losses that result from changes in the fair value of the derivative are recognized into income. See Note 5 – Fair Value Measurements and Note 11 – Members’ Equity for more details.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”) which establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for substantially all leases. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the statement of income. The new standard is effective for non-public companies in years beginning after December 15, 2020, and for interim periods for fiscal years beginning after December 15, 2021. In July 2018, the FASB issued ASU 2018-11 which provided additional transition methods. The Company plans to adopt the provisions of Topic 842 in its January 29, 2022 financial statements and is currently quantifying the amount of lease assets and lease liabilities that it will recognize on its balance sheet. The Company’s review of the requirements of Topic 842 is ongoing, and believes that the impact on its balance sheet, while not currently calculated, will be significant.

In December 2019, the FASB issued ASU No. 2019-12 (Topic 740); Simplifying the Accounting for Income Taxes.(“ASU 2019-12”), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. . The Company is currently evaluating the impact this guidance may have on its Consolidated Financial Statements.

3. PROPERTY AND EQUIPMENT AND LEASED PROPERTY UNDER CAPITAL LEASES

Property and Equipment and Leased Property Under Capital Leases as of February 1, 2020 and February 2, 2019 included the following components (in thousands):

	January 30, 2021	February 1, 2020
Property and equipment:
Furniture, fixtures and equipment	$110,939	$87,988
Leasehold improvements	115,829	102,828

	$226,768	$190,816
Accumulated depreciation and amortization	(88,436)	(48,584)

	$138,332	$142,232

Leased property under capital lease:
Land and building	$21,850	$21,850
Accumulated depreciation	(4,189)	(2,226)

	$17,661	$19,624

For Fiscal 2020 and Fiscal 2019 depreciation expense was $45.3 million and $41.8 million, respectively.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

In connection with its corporate reorganization in Fiscal 2018, the Company recorded goodwill and other intangible assets. The Company’s indefinite-lived intangible assets include tradenames and lease rights which are not subject to amortization. The Company’s definite-lived intangible assets include lease rights, franchise and concession agreements, and leases subject to amortization that existed the time of reorganization with terms that were favorable to market at that date.

The carrying amount of goodwill as of January 30, 2021 and February 1, 2020 by reporting unit are as follows (in thousands):

	North America	Europe	Total
Balance as of January 30, 2021 and February 1, 2020
Goodwill	$618,277	$101,393	$719,670

The carrying amount and accumulated amortization of identifiable intangible assets as of January 30, 2021 and February 1, 2020:

		January 30, 2021		February 1, 2020
	Estimate Life in Years	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:
Lease rights (1)	Lease terms	$31,972	$(4,808)	$29,593	$(639)
Franchise agreements	10 to 18	44,100	(10,190)	41,000	(4,004)
Concession agreements	5	74,403	(34,704)	74,000	(19,733)
Favorable lease obligations	10	24,498	(5,757)	24,498	(3,447)
Other	5	174	(102)	174	(61)

Total intangible assets subject to amortization		$175,147	$(55,561)	$172,365	$(27,884)

Indefinite Lived Intangible Assets:
Tradenames		$310,886	—	$310,870	—

Total Indefinite-lived intangible		$310,886	—	$310,870	—

Total intangible assets		$486,033	$(55,561)	$483,235	$(27,884)

(1)	Amounts include lease rights not currently subject to amortization of $16,949 and $27,236 as of January 30, 2021 and February 1, 2020, respectively.

For Fiscal 2020 and Fiscal 2019 the amortization expense was $28.4 million and $21.5 million, respectively.

There were no acquisitions of amortizable intangible assets in Fiscal 2020.

The remaining net amortization as of January 30, 2021 of identifiable intangible assets with finite lives by year is as follows (in thousands):

Fiscal Year	Amortization
2021	$22,890
2022	22,806
2023	17,494
2024	6,533
2025	5,205
Thereafter	27,709

Total	$102,637

5. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement Disclosures, defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Disclosures of the fair value of certain financial instruments are required, whether or not recognized in the Consolidated Balance Sheets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. There is a three-level valuation hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes the Company’s liability measured at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy (in thousands):

Fair Value Measurements at January 30, 2021 Using
		Quoted Prices in Active Markets for Identical Assets (Liabilities)	Significant Other Inputs	Significant Unobservable Inputs
	Carrying Value	(Level 1)	(Level 2)	(Level 3)
Derivative liability	$254,772	$—	$—	$254,772

Fair Value Measurements at February 1, 2020 Using
Quoted Prices in
		Active Markets for	Significant	Significant
		Identical Assets	Other	Unobservable
		(Liabilities)	Inputs	Inputs
	Carrying Value	(Level 1)	(Level 2)	(Level 3)
Derivative liability	$206,830	$—	$—	$206,830

The Company determined that certain features of its Preferred Equity constituted derivatives that were required to be recorded at fair value. The Company measured this embedded derivative using a probability weighted discounted cash flow method. The embedded derivative is classified as Level 3. The Company estimated the fair value of the embedded derivative to be $254.8 million and $206.8 million as of January 30, 2021 and February 1, 2020, respectively. See Note 11 – Members’ Equity for more details.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company’s non-financial assets, which include goodwill, intangible assets, and long-lived tangible assets, are not adjusted to fair value on a recurring basis. Fair value measures of non-financial assets are primarily used in the impairment analysis of these assets. Any resulting asset impairment would require that the non-financial asset be recorded at its fair value. The Company reviews goodwill and indefinite-lived intangible assets for impairment annually, during the fourth quarter of each fiscal year. The Company monitors the carrying value of definite-lived intangible assets and long-lived tangible assets for impairment whenever events or changes in circumstances indicate its carrying amount may not be recoverable.

Financial Instruments Not Measured at Fair Value

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, current liabilities and long-term debt. Cash and cash equivalents, accounts receivable and current liabilities approximate fair market value due to the relatively short maturity of these financial instruments.

The Company’s cash equivalent instruments are valued using quoted market prices and are primarily U.S. Treasury securities. Excluding unamortized debt issuance costs, the estimated fair value of the Company’s long-term debt was approximately $498.7 million as of January 30, 2021, compared to a carrying value of $496.2 million at that date. Excluding unamortized debt issuance costs, the estimated fair value of the Company’s long-term debt was approximately $502.4 million as of February 1, 2020, compared to a carrying value of $499.7 million at that date. For non-publicly traded debt, fair value is estimated based on quoted prices for similar instruments. If measured at fair value in the financial statements, long-term debt excluding term loans would be classified as Level 2 in the fair value hierarchy, while term loans would be classified as Level 3 in the fair value hierarchy.

In September 2020, the Company entered into an interest rate cap agreement to manage a significant portion of the interest rate risk related to the floating interest rate on the Term Loan. The cost of the interest rate cap is amortized as a component of interest expense over the remaining maturity of the Term Loan. The fair value of the interest rate cap was not material at year end.

6. DEBT

Debt as of January 30, 2021 and February 2, 2019 included the following components (in thousands):

	January 30, 2021	February 1, 2020
Current portion of long-term debt:
Term Loan	$5,024	$3,768
Unamortized debt issuance cost	(410)	(403)

Total current portion of long-term debt, net	$4,614	$3,365

Long-term debt:
Term Loan	$493,644	$498,668
Unamortized debt issuance cost	(2,017)	(2,382)

Total long-term debt, net	$491,627	$496,286

Obligation under capital lease (including current portion)	$14,884	$15,434

As of January 30, 2021, the Company’s capital lease obligation and debt maturities are as follows for each of the following fiscal years (in thousands):

	Capital Lease	Debt
2021	$2,660	$5,024
2022	2,714	5,024
2023	2,768	5,024
2024	2,823	5,024
2025	2,878	5,024
Thereafter	11,327	473,548

Total	$25,170	$498,668

Imputed interest	(10,286)

Present value of minimum capital lease principal payments	14,884
Current portion	875

Obligations under capital lease	$14,009

The Company’s interest expense, net for Fiscal 2020 and Fiscal 2019 included the following components (in thousands):

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Term Loan	$37,957	$5,178
Exit Term Loan	—	21,753
Asset Based Loan	779	—
Capital lease obligation	1,693	2,013
Amortization of deferred debt issue costs	1,037	987
Other interest expense	482	581
Interest income	(615)	(2,123)

Interest expense, net	$41,333	$28,389

Deferred Debt Issuance Costs

Costs incurred to issue debt are deferred and amortized as a component of interest expense over the estimated term of the related debt using the effective interest rate method. Amortization expense, recognized as a component of “Interest expense, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss), were $1.0 million and $1.0 million for Fiscal 2020 and Fiscal 2019, respectively.

Accrued interest payable as of January 30, 2021 and February 1, 2020 consisted of the following components (in thousands):

	January 30, 2021	February 1, 2020
Term Loan	$318	$3,682
Asset Based Loan	22	—

Total accrued interest payable	$340	$3,682

Long-term Debt

Exchange Offers.    On December 18, 2019, the Company consummated an Offer to Exchange (the “Debt Exchange”) the Company’s $250.0 million Exit Term Loan (the “Exit Term Loan”) for a new

Term Loan (the “Term Loan”). In addition, on December 18, 2019, Claire’s Holdings LLC (“Parent”) consummated an offer to exchange (the “Equity Exchange” and together with the Debt Exchange, the “Exchanges”) 10,049 of its Preferred Units, including accrued preferred return, for $1,500 of Term Loan for each Preferred Unit Tendered. As noted in the Term Loan disclosures below, the Exchanges resulted in a Term Loan with an aggregate principal balance of $502.4 million.

The Company recognized a $250.6 million loss on early debt extinguishment attributed to payment of the make-whole premium feature included in the former Exit Term Loan, the write-off of unamortized debt financing costs and transaction expenses in connection with the Debt Exchange. The following is a summary of the loss on early debt extinguishment during Fiscal 2019 (in thousands).

Fiscal Year Ended February 1, 2020
Make-whole premium payment	$238,708
Write-off of unamortized debt financing costs	11,880

Loss on early debt extinguishment	$250,588

Term Loan.    On December 18, 2019, Claire’s Stores, Inc., a wholly-owned subsidiary of the Parent, entered into the Term Loan Credit Agreement, among the lenders party thereto and JP Morgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, providing for $502.4 million aggregate principal amount of Term Loan maturing on December 18, 2026. Principal repayments are due on the last business day of each March, June, September and December in an amount per payment equal to 0.25% of the principal amount. Each borrowing under the Term Loan Credit Agreement will bear interest at a rate equal to a base rate plus a margin. The Company has the option to choose from two base rates: the Adjusted LIBOR Rate and the ABR (the “Alternate Base Rate”). The margin under the Term Loan Credit Agreement is 6.50% for Adjusted LIBOR Rate borrowings and 5.50% for ABR borrowings.

The Term Loan contains certain covenants that, among other things, subject to certain exceptions and other basket amounts, restrict its ability and the ability of its subsidiaries to:

•	incur additional indebtedness;

•	create or incur certain liens;

•	make certain investments;

•

declare or pay any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of its equity interests, directly or indirectly redeem, purchase, retire or otherwise acquire for value any of its equity interests or set aside any amount for any such purpose or make any payment, whether in cash, property securities or a combination thereof (excluding the payment or accrual of interest under the Promissory Note – discussed below);

•	create restrictions on the payment of dividends or other distributions to Parent from the subsidiaries; and

•	transfer or sell assets.

The Company was in compliance with all covenants at the end of Fiscal 2020 and Fiscal 2019.

See Note 5 – Fair Value Measurements for related fair value disclosure on debt.

Exit Term Loan.    On October 12, 2018, in conjunction with its corporate reorganization, the Company entered into a Term Loan Credit Agreement, among the Parent and Wilmington Trust, N.A.,

as Administrative Agent and Collateral Agent (the “Exit Term Loan Agreement”), providing for $250.0 million aggregate principal amount of Exit Term Loan maturing on October 12, 2038. The Exit Term Loan bore interest at a rate of LIBOR plus 7.25% per annum, payable quarterly.

On December 18, 2019, in connection with the consummation of the Debt Exchange, the Exit Term Loan was extinguished and the Company’s obligations under the Exit Term Loan were satisfied in full.

Credit Facility.    On January 24, 2019, the Company entered into a new $75.0 million asset-based revolving credit facility (the “ABL Credit Agreement”) among the Parent, Claire’s (Gibraltar) Holdings Limited as a U.K. Borrower, and other U.S. and U.K. borrowers, and Citibank, N.A., as Administrative Agent and Collateral Agent, which provides for $75.0 million in availability, maturing on January 24, 2024. As of January 30, 2021, no amounts were outstanding under the ABL Credit Agreement.

Europe Bank Credit Facilities.    The Company’s non-U.S. subsidiaries have bank credit facilities totaling approximately $2.5 million. The facilities are used for working capital requirements, letters of credit and various guarantees. These credit facilities have been arranged in accordance with customary lending practices in the respective country of operation. As of January 30, 2021, there was a reduction of $1.6 million for outstanding bank guarantees, which reduces the borrowing availability to $0.9 million as of that date.

7. COMMITMENTS AND CONTINGENCIES

Leases.    The Company leases its retail stores, certain offices and warehouse space, and certain equipment under operating leases which expire at various dates through the year 2030 with options to renew certain of such leases for additional periods. Most lease agreements contain construction allowances and/or rent holidays. For purposes of recognizing landlord incentives and minimum rental expense on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. The lease agreements covering retail store space provide for minimum rentals and/or rentals based on a percentage of net sales.

In April 2020, the FASB staff released guidance regarding rent concessions related to the effects of the COVID-19 pandemic to allow for accounting policy election (“COVID-19 election”) to account for rent concessions as though enforceable rights and obligations for those concessions existed in the lease agreements. The election is available for concessions related to the effects of the COVID-19 pandemic that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.

During the store closures and for the remainder of 2020, the Company negotiated for concessions of certain rent payments for the time the stores were impacted. While many stores have reopened, these discussions and negotiations have remained ongoing as the Company’s operations continue to be impacted by the COVID-19 pandemic. For these lease concessions that have been agreed upon, the Company did not reassess each existing contract to determine whether enforceable rights and obligations for concessions existed and elected not to apply the lease modification guidance in ASC 840 to those contracts that shared similar characteristics. Rather, the Company accounts for COVID-19 lease concessions as reductions to variable lease cost.

Rental expense for Fiscal 2020 and Fiscal 2019 set forth below (in thousands):

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Minimum store rentals	$154,549	$174,297
Store rentals based on net sales	5,730	6,413
Other rental expense	8,622	6,981

Total rental expense (1,2)	$168,901	$187,691

(1) Includes lease abatements accounted for as reductions to rental expense under the COVID-19 election of approximately $13.2 million.

(2) Certain prior year balances have been reclassified to conform to the current year presentation. The reclassification had no effect on reported results of operations.

Minimum aggregate rental commitments as of January 30, 2021 under non-cancelable operating leases are summarized by fiscal year as follows (in thousands):

2021	$148,585
2022	105,237
2023	70,811
2024	43,653
2025	27,096
Thereafter	37,821

Total	$433,203

Certain leases provide for payment of real estate taxes, insurance, and other operating expenses of the properties. In other leases, some of these costs are included in the basic contractual rental payments. In addition, certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes, and the effect on costs from changes in price indexes.

ASC Topic 410, Asset Retirement and Environmental Obligations, requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and that the associated asset retirement costs be capitalized as part of the carrying amount of the long-lived asset. The retirement obligation relates to costs associated with the retirement of leasehold improvements under store and warehouse leases, within the Europe segment. The Company had retirement obligations of $3.93 million and $3.94 million as of January 30, 2021 and February 1, 2020, respectively. These retirement obligations are classified as a component of “Deferred rent expense” in the Company’s Consolidated Balance Sheets.

Legal.    The Company is, from time to time, involved in litigation incidental to the conduct of its business, including personal injury litigation, litigation regarding merchandise sold, including product and safety concerns regarding heavy metal and chemical content in merchandise, litigation with respect to various employment matters, including litigation with present and former employees, wage and hour litigation and litigation regarding intellectual property rights.

The Company believes that current pending litigation will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Employment Agreements.    The Company has employment agreements with several members of senior management. The agreements provide for minimum salary levels, retention bonuses, performance bonuses, and severance payments.

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following summary sets forth the components of accumulated other comprehensive loss, net of tax for Fiscal 2020 and Fiscal 2019:

Total
Balance as of February 2, 2019	$(1,174)
Foreign currency translation adjustment	(1,220)
Net loss on intra-entity foreign currency transactions, net of tax expense $167	(1,993)

Balance as of February 1, 2020	$(4,387)
Foreign currency translation adjustment	1,264
Net income on intra-entity foreign currency transactions, net of tax expense of ($217)	8,836

Balance as of January 30, 2021	$5,713

9. STOCK-BASED COMPENSATION

2018 Management Equity Incentive Plan.    In October 2018 (the “2018 Plan”), the Company’s Parent’s Board of Managers (the “Board”) approved the Claire’s Holdings LLC 2018 Management Equity Incentive Plan, authorizing the issuance of awards equal to 68,714 Common Units and 37,065 Preferred Units. The awards can be in the form of Restricted Units, Options, Restricted Stock Units (“RSUs”), or other equity-based awards under the 2018 Plan and provides awards for employees, directors and consultants. RSUs granted under the Plan include time-based RSUs that generally vest over a five-year period with 20% vesting on each anniversary of the grant date. The Board has the discretion to use different vesting schedules. In addition, performance-based RSUs granted under the Plan are subject to performance criteria and vesting terms specified by the Board. The Company has estimated zero % probability of achieving 90% of the 5 year cumulative financial profitability target required for the performance RSUs to vest and, accordingly, did not recognize expense during Fiscal 2020 or Fiscal 2019.

RSU activity for the Fiscal Year ended January 30, 2021, was as follows (for service-based grants):

	Number of Common Units	Weighted Average Grant Date Fair Value	Number of Preferred Units	Weighted Average Grant Date Fair Value
Unvested at February 1, 2020	12,937	$149	4,769	$1,537
Granted	4,400	149	3,061	1,537
Forfeited	(771)	149	(343)	1,537
Vested	(2,824)	149	(2,210)	1,537

Unvested at January 30, 2021	13,742	$149	5,277	$1,537

RSU activity for the Fiscal Year ended January, 2021, was as follows (for performance-based grants):

	Number of Common Units	Weighted Average Grant Date Fair Value	Number of Preferred Units	Weighted Average Grant Date Fair Value
Unvested at February 1, 2020	11,142	$149	4,098	$1,537
Granted	4,236	149	2,998	1,537
Forfeited	(768)	149	(341)
Vested	—	149	—	1,537

Unvested at January 30, 2021	14,610	$149	6,755	$1,537

RSU activity for the Fiscal Year ended February 1, 2020, was as follows (for service-based grants):

	Number of Common Units	Weighted Average Grant Date Fair Value	Number of Preferred Units	Weighted Average Grant Date Fair Value
Unvested at February 2, 2019	—	—	—	—
Granted	13,452	149	4,960	1,537
Vested	(515)	149	(191)	1,537

Unvested at February 1, 2020	12,937	$149	4,769	$1,537

RSU activity for the Fiscal Year ended February 1, 2020, was as follows (for performance-based grants):

	Number of Common Units	Weighted Average Grant Date Fair Value	Number of Preferred Units	Weighted Average Grant Date Fair Value
Unvested at February 2, 2019	—	—	—	—
Granted	11,142	$149	4,098	$1,537
Vested	—	149	—	1,537

Unvested at February 1, 2020	11,142	$149	4,098	$1,537

As of January, 2021, excluding those RSUs with performance based vesting criteria; the total unrecognized compensation cost related to RSUs was $8.7 million. The Company expects to recognize this expense over the remaining weighted-average period of approximately 3.7 years.

10. INCOME TAXES

The components of income (loss) before income taxes for Fiscal 2020 and Fiscal 2019 were as follows (in thousands):

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
U.S.	$(53,762)	$(229,219)
Foreign	(37,946)	38,649

Total (loss) income before income taxes	$(91,708)	$(190,570)

The provision (benefit) for income taxes for Fiscal 2020 and were as follows:

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Federal:
Current	$(20,692)	$7,381
Deferred	25,932	(2,844)

	5,240	4,537

State:
Current	(707)	1,120
Deferred	(26,031)	(4,757)

	(26,738)	(3,637)

Foreign:
Current	(12,790)	4,249
Deferred	9,560	2,498

	(3,230)	6,747

Total income tax (benefit) expense	$(24,728)	$7,647

The provision for income taxes for Fiscal 2020 and Fiscal 2019 differs from amounts computed at the statutory federal rate as follows:

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
U.S. income taxes at statutory federal rate	21.0%	21.0%
Valuation allowance	5.8	(29.7)
Withholding & other taxes	(0.2)	0.1
Earnings of foreign subsidiaries	(0.7)	(4.4)
Deferred taxes	1.0	(0.5)
State and local income taxes, net of federal tax benefit	(1.0)	2.3
Change in accrual for estimated tax contingencies	1.2	0.3
Foreign rate differential	1.6	2.9
Other, net	(1.7)	3.9

Effective income tax rate	27.0%	(4.0%)

For Fiscal 2020, the Company’s income tax benefit was ($24.7) million and the effective income tax rate was 27.1%. The effective income tax rate reflects an income tax benefit of ($19.3) million on pretax loss of ($91.7) million modified by a net decrease in valuation allowances of ($5.3) million, an income tax benefit of ($1.4) million on income in foreign jurisdictions that are taxed at lower income tax rates, an income tax benefit of ($7.5) million for prior year return to provision adjustments and income tax expense of $9.0 million relating to permanent book-tax differences (primarily relating to derivative losses) and income tax expense of $0.6 million on earnings of foreign subsidiaries.

For Fiscal 2019, the Company’s income tax charge was $7.6 million and the effective tax rate was (4.0%). The effective income tax rate reflects an income tax benefit of ($40.0) million on pretax loss of ($190.6) million modified by a net increase in valuation allowances of $56.6 million, an income tax benefit of $5.5 million on income in foreign jurisdictions that are taxed at lower income tax rates, income tax expense of $8.4 million on earnings of foreign subsidiaries, income tax benefit of ($11.1) million for state net operating losses.

The tax effects on the significant components of the Company’s net deferred tax liability as of February 1, 2020 and February 2, 2019 are as follows (in thousands):

	January 30, 2021	February 1, 2020
Deferred tax assets:
Tax carryforwards	$46,675	$40,460
Debt related	58,132	79,094
Compensation and benefits	2,385	2,910
Other	1,358	699
Deferred rent	1,486	2,287
Accrued expenses	3,494	3,071
Lease rights	2,741	2,483
Initial direct costs of leases	1,261	4,491
Gift cards	1,020	704
Inventory	5,604	3,559

Total gross deferred tax assets	124,156	139,758
Valuation allowance	(89,291)	(98,030)

Total deferred tax assets, net	$34,865	$41,728

Deferred tax liabilities:
Tradename intangibles	$49,832	$49,815
Concessions agreements	9,673	12,842
Unremitted Foreign Earnings	1,268	1,209
Depreciation	5,161	7,450
Other	—	—

Total deferred tax liabilities	65,934	71,316

Net deferred tax liability	$(31,069)	$(29,588)

The deferred tax assets and deferred tax liabilities as of January 30, 2021 and February 1, 2020 are as follows (in thousands):

	January 30, 2021	February 1, 2020
Non-current deferred tax assets	$2,944	$5,922
Non-current deferred tax liabilities, net of valuation allowance	(34,013)	(35,510)

Net deferred tax liability	$(31,069)	$(29,588)

The tax effected amounts and expiration dates of net operating loss carryforwards as of February 1, 2020, are as follows (in thousands):

	Amount	Expiration Date
Federal foreign tax credit carryforward	$1,125	2029
Federal net operating loss carryforwards	—	Indefinite
Non-U.S. net operating loss carryforwards	2,436	2021 - 2040
Non-U.S. net operating loss carryforwards	26,787	Indefinite
State net operating loss carryforwards	16,327	2021 - 2040

Total	$46,675

In assessing the need for a valuation allowance recorded against deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Ultimately, the realization of deferred tax assets will depend on the existence of future taxable income. In making this assessment, management considers the scheduled reversal of deferred tax liabilities, past operating results, estimates of future taxable income and tax planning opportunities.

For Fiscal 2020, the Company recorded a decrease of $5.3 million in valuation allowances against deferred tax assets. There was a decrease of $15.4 million and an increase of $10.1 million in valuation allowances in the US and foreign jurisdictions, respectively. The decrease in the US is primarily attributable to the increased realizability of net taxable income from the reversals of existing temporary differences (primarily relating to interest expense deferral under §163(j)). The increase in the foreign valuation allowances is the result of continued taxable losses and the decreased realizability of deferred tax assets in select jurisdictions where there is no expectation of realizing the future tax benefit of those tax attributes.

For Fiscal 2019, the Company recorded an increase of $56.6 million in valuation allowances against deferred tax assets. There was an increase of $54.0 million and an increase of $2.6 million for valuation allowances in the US and foreign, respectively. The increase in the US is primarily attributable to the decreased realizability of net taxable income from the future reversals of existing temporary differences. The increase in the foreign valuation allowances is the result of continued taxable losses and the decreased realizability of deferred tax assets in select jurisdictions where there is no expectation of realizing the future tax benefit of those tax attributes.

The Company’s conclusion regarding the need for a valuation allowance against U.S. deferred tax assets could change in the future based on improvements in operating performance, which may result in the full or partial reversal of the valuation allowance. The foreign valuation allowances relate to net operating loss carryforwards and other deferred tax assets that, in the opinion of management, are more likely than not to expire unutilized.

The net change in the total valuation allowances in Fiscal 2020 and Fiscal 2019 was a decrease of $5.3 million and an increase of $56.6 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Beginning balance	$9,058	$9,609
Additions based on tax positions related to the current year	153	597
Statute expirations	(1,249)	(1,148)
Settlements	—	—

Ending balance	$7,962	$9,058

The amount of unrecognized tax benefits as of January 30, 2021 of $8.0 million, if recognized, would favorably affect the Company’s effective tax rate. These unrecognized tax benefits are classified as “Unfavorable lease obligations and other long-term liabilities” in the Company’s Consolidated Balance Sheets.

Interest and penalties related to unrecognized tax benefits are included in income tax expense. The Company had $2.5 million and $2.6 million for the payment of interest and penalties accrued as of January 30, 2021 and February 1, 2020 respectively, and are classified as “Unfavorable lease obligations and other long-term liabilities” in the Company’s Consolidated Balance Sheets.

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is no longer subject to U.S. federal income tax examinations for years before Fiscal 2017, and with few exceptions, for state, and local, or non-U.S. income tax examinations for years before Fiscal 2016. The Company has concluded tax examinations in significant foreign tax jurisdictions including France through Fiscal 2014, Austria through Fiscal 2015, United Kingdom (“U.K.”) through Fiscal 2014, Switzerland through Fiscal 2014, Netherlands through Fiscal 2013, Germany through Fiscal 2015, Spain through Fiscal 2014, and Canada through Fiscal 2014. A tax examination is currently in process in Italy for Fiscal years 2015 and 2016. A new tax examination was commenced in Fiscal 2020 by the Spanish tax authority for Fiscal years 2015 and 2016. An audit in the state of Louisiana which was dormant since 2018 was revived in Fiscal 2020 and the Company filed an appeal against a Notice of Assessment issued by the State.

The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

11. REDEEMABLE SERIES A PREFERRED EQUITY

At January 30, 2021, the Company had 501,381 Series A preferred units issued and outstanding, respectively. The Series A preferred units have a stated value of $1,000 each. Each Series A preferred unit has the right at any time, at the holder’s option, to convert into one common unit and the redeemable preferred stock was classified as mezzanine equity. In the event of a qualified initial public offering or a liquidation, the Series A preferred units automatically convert into common units on a one to one basis. The Series A preferred units pay a 14% preferred return (the “Preferred Return”) within 30 days of each fiscal quarter end, through October 12, 2038. The Preferred Return is payable, at the holder’s option, in cash or additional Series A preferred units. For Fiscal 2020 and Fiscal 2019, the Company issued 71,155 and 63,227 Series A preferred units, respectively as payment of the Preferred Return. At January 30, 2021, the Company had $17.8 million in accrued dividends payable in connection with the Preferred Return.

The Company evaluated the terms and features of its Series A preferred units and identified embedded features (an initial public offering meeting certain valuations (a “Qualified IPO”) and certain instances which constitute a change in control) which trigger the acceleration and payment of the Preferred Return due through October 12, 2038. These embedded features are embedded derivatives that require bifurcation and accounting at fair value because the economic and contractual characteristics of the embedded derivatives meet the criteria for bifurcation and separate accounting. Upon issuance of the Series A preferred units on October 12, 2018, the Company allocated $127.9 million of the gross consideration received to the derivative liability, and the residual consideration $298.4 million was allocated to the Preferred Equity. The Company recognizes additional derivative liability for subsequent issuances of Series A preferred units in consideration of the Preferred Return and relieves the derivative liability for redemptions. The Company has measured its derivative liability at fair value and recognized the derivative’s fair value as a long term liability on its balance sheet.

For Fiscal 2020 and Fiscal 2019, the Company recorded a loss on derivative liability of $41.3 million and $55.1 million, respectively.

On November 6, 2020, the Company redeemed 52,959 Series A preferred units at a redemption price of $2,837 per unit for a total redemption amount of $150.3 million. The redemption price is equal to the stated value of each unit plus a redemption premium based upon the present value of the Preferred Return due through October 12, 2038. As part of this transaction, the derivative liability was reduced by $25.8 million.

12. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss), after deducting the dividends and accumulated deficit impact of the excess of redemptions over carrying value related to the Series A Preferred Units, by the weighted average number of common shares outstanding. For purposes of calculating diluted earnings per share, the weighted average shares outstanding includes the dilutive effect of the vested time based Common Unit RSUs discussed in Note 9 – Stock-Based Compensation. The Series A Preferred Units discussed in Note 11 – Members’ Equity and the Preferred Unit RSUs discussed in Note 9 – Stock-Based Compensation have not been included in the calculation of diluted earnings per share because inclusion of such shares on an as converted basis would be anti-dilutive.

(in thousands except per share amounts)	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Basic Earnings Per Share:
Net income loss	$(66,980)	$(198,217)
Less: Series A preferred unit dividends	71,697	65,252
Less: Preferred redemption	97,291	5,025

Basic Numerator	$(235,968)	$(268,494)

Weighted average shares outstanding—Basic	783,720	781,442

Basic loss per share	$(301.09)	$(343.59)

Diluted Earnings Per Share:
Net income loss	$(66,980)	$(198,217)
Less: Series A preferred unit dividends	71,697	65,252
Less: Preferred redemption	97,291	5,025

Diluted Numerator	$(235,968)	$(268,494)

Weighted average shares outstanding—Basic	783,720	781,442
Dilutive effect of common share equivalents	—	—

Weighted average shares outstanding – Diluted	783,720	781,442

Diluted loss per share	$(301.09)	$(343.59)

13. SEGMENT REPORTING

The Company is organized based on the geographic markets in which it operates. Under this structure, the Company currently has two operating and reportable segments: North America and Europe, which match our internal management and reporting of net sales. The Company accounts for the goods it sells to third parties under franchising and licensing agreements within “Net sales” and “Cost of sales, occupancy and buying expenses” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) within its Europe segment. The franchise fees the Company charges under the franchising agreements are reported in “Other income, net” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) within its Europe segment. Substantially all of the interest expense on the Company’s outstanding debt is recorded in the Company’s North America segment.

Information about the Company’s operations by segment is as follows (in thousands):

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales:
North America	$621,928	$831,509
Europe	288,413	453,032

Total net sales	$910,341	$1,284,541

Depreciation and amortization:
North America	$43,040	$40,271
Europe	23,270	19,336

Total depreciation and amortization	$66,310	$59,607

Segment operating income:
North America	$20,825	$112,068
Europe	(30,223)	36,305

Total segment operating income	$(9,398)	$148,373

Loss on early debt extinguishment:
North America	$—	$250,588
Europe	—	—

Total loss on early debt extinguishment	$—	$250,588

Interest expense, net:
North America	$41,145	$28,343
Europe	188	46

Total interest expense, net	$41,333	$28,389

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Income (loss) before income taxes:
North America	$(61,298)	$(226,829)
Europe	(30,410)	36,259

Total income (loss) before income taxes	$(91,708)	$(190,570)

Income tax expense (benefit):
North America	$(22,647)	$2,546
Europe	(2,081)	5,101

Total income tax expense (benefit)	$(24,728)	$7,647

Net income (loss):
North America	$(38,651)	$(229,376)
Europe	(28,329)	31,159

Net income (loss)	$(66,980)	$(198,217)

	January 30, 2021	February 1, 2020
Goodwill:
North America	$618,277	$618,277
Europe	101,393	101,393

Total goodwill	$719,670	$719,670

Long-lived assets:
North America	$112,288	$116,810
Europe	43,706	45,046

Total long lived assets	$155,994	$161,856

Total assets:
North America	$1,182,853	$1,280,183
Europe	540,390	575,559

Total assets	$1,723,243	$1,855,742

Capital expenditures:
North America	$25,729	$26,092
Europe	8,873	7,760

Total capital expenditures	$34,602	$33,852

Identifiable assets are those assets that are identified with the operations of each segment. Corporate assets consist mainly of cash and cash equivalents, restricted cash, investments in affiliated companies and other assets. These assets are included within North America.

The following table compares the Company’s sales of each product category by segment for the last two fiscal years:

	Percentage of Total
Product Category	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Jewelry:
North America	36.8	34.2
Europe	11.3	12.9

	48.0	47.1

Accessories:
North America	31.5	30.5
Europe	20.4	22.3

	52.0	52.9

	100.0	100.0

The following table provides data for selected geographical areas.

	Percentage of Total Net Sales
Net Sales:	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
United Kingdom	10.8	12.1

France	8.9	8.6

	Percentage of Total Long-Lived Assets
Long-Lived Assets	January 30, 2021	February 1, 2020
United Kingdom	8.1	8.9

France	8.0	6.9

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through July 20, 2021 the date the financial statements were available to be issued. There were no subsequent events requiring recognition or disclosure in these financial statements other than the event discussed below.

On April 9, 2021 the Company redeemed 28,694 Series A preferred units at a redemption price of $2,614 per unit for a total redemption amount of $75.0 million. The redemption price is equal to the stated value of each unit plus a redemption premium based upon the present value of the Preferred Return due through October 12, 2038.

15. PARENT-ONLY FINANCIAL STATEMENTS

Claire’s Holdings LLC. (the “Parent Company”) is a holding company that conducts all of its business operations through its subsidiaries. There are restrictions on the Parent Company’s ability to obtain funds from its subsidiaries through dividends (refer to Note 6 “Debt” of Notes to Consolidated Financial Statements). The entire amount of the Parent Company’s consolidated net assets was subject to restrictions on payment of dividends as of fiscal year ended January 31, 2020 and February 1, 2019. Accordingly, these financial statements below have been presented on a “parent-only” basis. Under a parent-only presentation, the Parent Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with the Company’s audited Consolidated Financial Statements.

Claire’s Holdings LLC Parent-only Balance Sheet

(in thousands)

	Fiscal Year Ending January 31, 2021	Fiscal Year Ending February 1, 2020
ASSETS
Current assets:
Cash and cash equivalents	$50,499	$547

Total current assets	$50,499	547

Investment in and advances to subsidiary	$862,573	$1,075,020

Total assets	$913,072	$1,075,567

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Trade accounts, accrued expenses and other	$562	$286
Dividend payable	17,790	17,163

Total current liabilities	$18,352	$17,449

Derivative liability	254,770	206,830

Total liabilities	$273,122	$224,279

	Fiscal Year Ending January 31, 2021	Fiscal Year Ending February 1, 2020
Mezzanine equity
Redeemable Series A Preferred Equity, $1,000 stated value: 501,381 and 483,185 units issued and outstanding	$349,739	$338,219

Members’ equity
Common Equity: 782,050 and 782,050 issued and outstanding	790,212	790,212
Additional paid-in capital	3,903	626
Accumulated other comprehensive (income) loss, net of tax	5,713	(4,387)
Accumulated deficit	(509,617)	(273,382)

Total Members’ equity	290,211	513,069
Total liabilities mezzanine equity and members’ equity	$913,072	$1,075,567

Claire’s Holdings LLC Parent-only Statements of Operations

(in thousands)

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Net sales	$—	$—
Loss in equity investment in subsidiary	(49,001)	(178,891)

Selling, general and administrative	8	—

Operating loss	$(49,009)	$(178,891)

Loss on derivative liability	41,349	55,095
Interest expense, net	(23,378)	(35,769)

Loss before income tax benefit	(66,980)	(198,217)
Income tax (benefit) expense	—	—

Net loss	$(66,980)	$(198,217)

Claire’s Holdings LLC Parent-only Statements Cash Flows

(in thousands)

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Cash flows from operating activities:
Net loss	$(66,980)	$(198,217)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Loss in equity investment in subsidiary	49,001	178,891
Loss on derivative liability	41,349	55,095
Increase (decrease) in:
Trade accounts payable	8	—
Accrued interest payable	(23,176)	(35,769)

Net cash provided by operating activities	$202	$—

Cash flows from investing activities:
	—	—
Net cash from investing activities	$—	$—

	Fiscal Year Ended January 30, 2021	Fiscal Year Ended February 1, 2020
Cash flows from financing activities:
Redemption of Series A preferred units	(150,250)	—
Dividends paid	—	(48)
Remittance from subsidiary	200,000	—

Net cash provided by (used in) financing activities	49,750	(48)

Net decrease in cash and cash equivalents	(92,820)	(48)
Cash and cash equivalents, at beginning of period	547	595

Cash and cash equivalents, at end of period	$50,499	$547

             Shares

Claire’s Inc.

Common stock

PRELIMINARY PROSPECTUS

             , 2021

Goldman Sachs & Co. LLC

Through and including                      , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Estimated expenses, other than underwriting discounts and commissions, of the sale of our common stock, are as follows (in thousands):

Amount to Be Paid
SEC registration fee	$		*
FINRA filing fee		*
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee, the FINRA filing fee and the listing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

We are currently organized as a Delaware limited liability company. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Claire’s Holdings LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to Claire’s Inc.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws will provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant will enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding securities sold or issued by the registrant in the three years preceding the date of this registration statement without registration under the Securities Act of 1933:

Since             , 2018, we have issued              Series A Preferred Units in connection with the payment in kind of the Series A Preferred Unit return. The issuances of the Series A Preferred Units were exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof as transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation

3.2*	Form of Amended and Restated By-Laws

5.1*	Opinion of Davis Polk & Wardwell LLP

10.1*	Form of Director Indemnification Agreement with Executive Officers and Directors

10.2*	Term Loan Credit Agreement dated as of December 18, 2019 among Claire’s Holdings LLC, Claire’s Stores, Inc., as the borrower, the several lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent

10.3*	ABL Credit Agreement dated as of January 24, 2019 among Claire’s Holdings LLC, Claire’s Stores, Inc., as U.S. borrower and the lead borrower, the other U.S. borrowers party thereto, Claire’s (Gibraltar) Holdings Limited, as a UK borrower, the other UK borrowers party thereto, the lenders party thereto and Citibank, N.A., as administrative agent and collateral agent

10.4*	Employment Agreement, dated June 23, 2019, between Claire’s Holdings LLC and Ryan Vero

10.5*	Amendment to Employment Agreement, dated as of February 13, 2020, between Claire’s Holdings LLC and Ryan Vero

Exhibit Number	Description

10.6*	Offer Letter, dated February 7, 2020, between Claire’s Stores, Inc. and Michael Schwindle

10.7*	Offer Letter, dated December 23, 2019, between Claire’s Stores, Inc. and Jordana Kammerud

10.8*	Claire’s Holdings LLC 2018 Management Equity Incentive Plan

10.9*	Amendment No. 1 to the Claire’s Holdings LLC 2018 Management Equity Incentive Plan

10.10*	Amendment No. 2 to the Claire’s Holdings LLC 2018 Management Equity Incentive Plan

10.11*	Form of RSU Grant Notice and Agreement under the Claire’s Holdings LLC 2018 Management Equity Incentive Plan

21.1*	List of Subsidiaries

23.1*	Consent of Grant Thornton LLP

23.2*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes hereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)    To provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(d)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hoffman Estates, State of Illinois, on the      day of             , 2021.

Claire’s Holdings LLC

By:
Name: Ryan Vero
Title: Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ryan Vero, Michael Schwindle and Brendan McKeough, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (principal executive officer)	, 2021
Ryan Vero

	Executive Vice President, Chief Financial Officer (principal financial officer)	, 2021
Michael Schwindle

	Global Controller and Chief Accounting Officer (principal accounting officer)	, 2021
Suzanne Stoddard

	Chairman of the Board of Directors	, 2021
Samantha Algaze

	Director	, 2021
Carmen Bauza

	Director	, 2021
Paul Best

Signature	Title	Date

	Director	, 2021
Kevin Corning

	Director	, 2021
Patrick Fallon

	Director	, 2021
Theophlius Killon

	Director	, 2021
Samantha Lomow

	Director	, 2021
Arthur Rubinfeld